Exhibit A

Definitive Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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☒☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a–6(e)(2))**
☐☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a–12

SAMSON OIL & GAS LIMITED

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

ANNEXURE "A" SCHEDULE 14A PROXY STATEMENT PURSUANT TO THE U.S. SECURITIES EXCHANGE ACT OF 1934ANNEXURE "A" SCHEDULE 14A PROXY STATEMENT PURSUANT TO THE U.S. SECURITIES EXCHANGE ACT OF 1934 — 1

GENERAL INFORMATION — 1

Proxy Solicitation — 1
Business of the Annual General Meeting — 1
Shareholders Entitled to Vote — 2
Differences between ADS Holders and Ordinary Shareholders — 2
Differences between Holding Shares of Record and as a Beneficial Owner — 3
Attending the Annual General Meeting — 3
Voting in Person at the Annual General Meeting — 4
Voting Without Attending the Annual General Meeting — 4
Revocation of Proxies — 4
Absence of Appraisal Rights — 4

RESOLUTIONS TO BE VOTED ON — 5

Resolution 1—Re-election of Director. — 5
Resolution 2—Adoption of Remuneration Report. — 7
Resolution 3—Approval of the future issuance of additional ordinary sharesResolution 3—Approval of additional 10% placement facility. — 8
Resolution 4—Ratify the issuance of 492,429,045 options in conjunction with the issuance of preferred shares.Resolution 4—Adoption of a new Constitution. — 10
Resolution 5—Authorize the issuance of up to 507,170,955 options in conjunction with the issuance of preferred sharesResolution 5—. Approval of the future issuance of up to 2,000,000,000 ordinary shares. — 11
Resolution 6—Adoption of a new Constitution—Advisory vote on "named executive officer" compensation. — 11
Resolution 7—Advisory Vote on "Named Executive Officer" Compensation—Advisory vote on the frequency of future advisory votes on "named executive officer" compensation. — 12
Resolution 8—Advisory Vote on the Frequency of Future Advisory Votes on "Named Executive Officer" Compensation — 13

AUDIT COMMITTEE MATTERS — 13

Audit Committee Pre–Approval Policy — 13
Fees Paid to Principal Accountants — 14
Audit Committee Report — 14

ORDINARY SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS — 15

EXECUTIVE COMPENSATION — 16

Executive Officers of the Company — 16
Executive Officer Compensation in Fiscal Year Ended June 30, 2017 — 17
Summary Compensation Table — 17
Outstanding Equity Awards — 18

Pension Benefits	18
Potential Payments upon Termination or Change in Control	19
Director Compensation in 2017	20
Director Summary Compensation Table	21
Securities Authorized for Issuance under Equity Compensation Plans	21

POLICY REGARDING RELATED PERSON TRANSACTIONS	22
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	23
CORPORATE GOVERNANCE	23
General	23
Board Leadership Structure and Risk Management	23
Board Committees	24
Director Independence	25
Managing Director	25
Non-Management Sessions	26
Communicating with the Board of Directors	26
OTHER MATTERS	26
Proposals by Holders of Ordinary Shares and Holders of ADSs	26
~~**EXHIBIT A REMUNERATION REPORT**~~**EXHIBIT A REMUNERATION REPORT**	
~~**PROXY FORM**~~**EXHIBIT B CONSITUTION**	
PROXY FORM	



SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY MEMORANDUM
PROXY FORM

Date: ~~Monday, 6~~Thursday, 30 November 2017

Time: 11.00 am AWST

Venue: Level 1, AMP Building
                 140 St Georges Terrace
                 Perth, WA 6000

These documents should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

SAMSON OIL & GAS LIMITED

(ABN 25 009 069 005)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Samson Oil & Gas Limited will be held at Level 1, AMP Building 140 St Georges Terrace, Perth, Western Australia 6000 on ~~Monday, 6~~Thursday, 30 November 2017 at 11.00am (Perth, Western Australia time).

AGENDA

ORDINARY BUSINESS

Financial Statements
To receive, consider and discuss the Company's financial statements for the year ended 30 June 2017 and the reports of the directors and auditors on those statements.

Note:
There is no requirement for Shareholders to approve these reports.

Resolution 1- Re-election of Director
To consider~~,~~ and, if thought fit, to pass~~,~~ the following resolution as an ordinary resolution:

> *"In accordance with Listing Rule 14.5 and clause 3.6 of the Company's constitution, that Dr. Peter Hill, who retires by rotation and, being eligible, offers himself for re-election, be re-elected as a Director of the Company".*

Resolution 2 – Adoption of Remuneration Report
To consider~~,~~ and, if thought fit, to pass~~,~~ the following resolution as a non-binding resolution:

> *"That, for the purposes of section 250R(2) of the Corporations Act 2001 and for all other purposes, the Remuneration Report contained in the 2017 Annual Report which accompanied the notice convening this meeting be adopted by shareholders".*

Note:
In accordance with section 250R(2) of the Corporations Act 2001, this resolution is advisory only and does not bind the Directors or the Company.

Voting ~~Prohibition~~Exclusion Statement:
The Company will disregard any votes cast on Resolution 2 by or on behalf of any member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report, or any Closely Related Party of such a member. ~~However, the Company will not disregard any votes cast on Resolution 2 by such a person if:~~

However, the Company will not disregard any votes cast on Resolution 2 by such a person if the vote is not cast on behalf of such a person and either:
(a)   the person is acting as proxy and the proxy form specifies how the proxy is to vote on the Resolution~~, and the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution as described above; or~~; or
(b)   the person is the Chairman of the Meeting voting an undirected proxy and ~~the~~their appointment expressly authorises the Chairman to exercise the proxy even though Resolution 2 is connected with the remuneration of the Key Management Personnel of the Company.

Resolution 3 – Approval of Additional 10% Placement Facility

To consider and, if thought fit, to pass the following Resolution as a special resolution:

> *"That for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue), calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 for the purpose and on the terms and conditions set out in the Explanatory Memorandum accompanying the notice convening this ~~Notice of Annual General Meeting."~~meeting".*

Voting exclusion statement:

For the purpose of Listing Rule 7.3A.7, and for all other purposes, the Company will disregard any votes cast on this Resolution 3 by any person ~~(and any associates of such person)~~ who may participate in the issue of Equity Securities under the Additional 10% Placement Facility and ~~a~~any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, and any ~~associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or, it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides~~persons associated with those persons.

However, the Company will not disregard a vote ~~if;~~cast on Resolution 3 if:

a)   it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b)   it is cast by the person chairing the meeting acting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4 – ~~Ratify the Issuance of 492,429,045 Options in Conjunction with the Issuance of Preferred Shares~~ **Adoption of New Constitution**

To consider~~,~~ and, if thought fit, to pass~~, the following resolution as an ordinary resolution:~~

> ~~*"That for the purpose of ASX Listing Rule 7.4 and all other purposes, the issue of 492,429,045 options in the Company to the purchaser of preferred shares on the terms described in the explanatory memorandum which accompanied the notice convening this meeting be and is hereby ratified".*~~

~~**Voting exclusion statement:**~~

~~For the purpose of Listing Rule 7.5.6, and all other purposes, the Company will disregard any votes cast on this resolution 4 by the purchaser of preferred shares and any of its associates. However, the Company will not disregard a vote if:~~

~~a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or~~

~~b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.~~

~~**Resolution 5 – Authorise the Issuance of up to 507,170,955 options in Conjunction with the Issuance of Preferred Shares**~~

~~To consider and, if thought fit, to pass the following resolution as an ordinary resolution:~~

> ~~*"That, for the purpose of Listing Rule 7.1, and for all other purposes, approval is given for the issue of 507,170,955 options in the Company to the purchaser of preferred shares on the terms described in the explanatory memorandum that accompanied the notice convening this meeting"*~~

Voting exclusion statement:
For the purpose of Listing Rule 7.5.6, and all other purposes, the Company will disregard any votes cast on this resolution 5 by the purchaser of preferred shares and any of its associates. However, the Company will not disregard a vote if;
a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6 – Adoption of New Constitution

To consider and, if thought fit, to pass, the following Resolution as a **special resolution**:

> *"That, for the purposes of sections 136(2) and 648G of the Corporations Act, and for all other purposes, the constitution submitted to this meeting and signed by the Chairman of this meeting for the purpose of identification be adopted as the constitution of the Company in substitution for and to the exclusion of the existing constitution of the Company."".*

Resolution 5 – Approval of Future Issue of Shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purpose of Listing Rule 7.1, and for all other purposes, approval is given for the issue of up to 2,000,000,000 Shares, to investors not classified as related parties of the Company, for the purpose and on the terms set out in the explanatory memorandum that accompanied the notice convening this meeting".*

Voting exclusion statement:
The Company will disregard any votes cast on Resolution 5 by any person who may participate in the proposed issue and any person who might obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) if the Resolution 5 is passed, and any person associated with those persons.

However, the Company will not disregard a vote cast on Resolution 5 if:
a)   the person is acting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b)   the person is the Chairman of the Meeting acting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6 - Advisory Vote on named Executive Officer Compensation

In accordance with the requirement of the U.S. Securities Exchange Act of 1934, the compensation paid to the Company's "named executive officers", as disclosed in ~~the~~ Annexure "A" to the Explanatory Memorandum ~~that accompanied~~accompanying the notice convening this ~~notice~~meeting, is hereby submitted to an advisory vote of Shareholders.

~~To consider, and if thought fit to pass, the following resolution as an ordinary resolution:~~

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That the Shareholders approve, on an advisory basis, the compensation of the Company's "named executive officers," as disclosed in Annexure "A" to the Explanatory Memorandum accompanying the notice convening this ~~U.S. Proxy Statement~~meeting, including the "Compensation Discussion and Analysis," compensation tables and narrative ~~disclosure in this U.S. Proxy Statement."~~disclosed".*

Note:
In accordance with Section ~~14(a)~~14A of the U.S. Securities Exchange Act of 1934, this resolution is advisory only and does not bind the Directors of the Company.

Resolution ~~8~~7 - Advisory Vote on the Frequency of Future Advisory Votes on "Named Executive Officer" Compensation

In accordance with the requirements of the U.S. Securities Exchange Act of 1934, the frequency of the required advisory vote on the compensation paid to the Company's "named executive officers", which vote must be taken every one year, every two years or every three years, as the Shareholders elect, is hereby submitted to an advisory vote of Shareholders, as follows:

> *"That the Shareholders approve, on an advisory basis, the frequency of the required advisory vote on the compensation paid to the Company's "named executive officers," as disclosed in ~~this U.S. Proxy Statement."~~Annexure "A" to the Explanatory Memorandum accompanying the notice convening this meeting".*

Note:
In accordance with Section 14A of the U.S. Securities Exchange Act of 1934, this resolution is advisory only and does not bind the Board or the Company.

You may vote "Every Year," "Every Two Years", "Every Three Years", or "Abstain" on Resolution ~~8~~7. Resolution ~~8~~7 is non binding, as provided by law. The Board will review the results of the votes and will take them into account in making a determination concerning frequency of future advisory votes on named executive officer compensation.

4

SAMSON OIL & GAS LIMITED

PROXIES

In accordance with section 249L of the Corporations Act 2001, members are advised that:

- each member has a right to appoint a proxy;
- the proxy need not be a member of the Company;
- a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, then in accordance with ~~section 249X(3)~~clause 15.1 of the ~~Corporations Act 2001~~Constitution, each proxy may exercise one-half of the votes.

In accordance with section 250BA of the Corporations Act 2001, the Company specifies the following information for the purposes of receipt of proxy appointments:

Registered Office: Level 16, AMP Building, 140 St Georges Terrace Perth WA 6000
Facsimile Number: (08) 9220 9820 (international number: +61 8 9220 9820)
Postal Address: PO Box 7654, Cloisters Square, Perth, WA 6850

Each member entitled to vote at the general meeting has the right to appoint a proxy to attend and vote at the meeting on his behalf. The member may specify the way in which the proxy is to vote on each resolution or may allow the proxy to vote at his discretion.

The instrument appointing the proxy must be received by the Company at the address specified above at least 48 hours before the time notified for the meeting (proxy forms can be lodged by facsimile).

In accordance with regulation 7.11.38 of the Corporations Regulations 2001, the ~~Company determines~~Company's Directors determine that ~~shares held as~~ all Shares that are quoted on the ASX at 11.00am on ~~4~~Tuesday, 28 November 2017 will be taken, for the purposes of ~~the general meeting~~determining voting entitlements at the AGM, to be held by the persons ~~who held them~~registered as holding those Shares at that time.

By Order of the Board

DENIS I RAKICH
Director/Company Secretary

~~6~~26 October 2017

SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

1.   **Introduction**
        This Explanatory Memorandum has been prepared for the information of Shareholders of Samson Oil & Gas Limited in connection with the business to be transacted at the annual general meeting of the Company to be held on ~~Monday 6~~Thursday, 30 November 2017.

        At that meeting, Shareholders will be asked to consider resolutions:

        •   re-electing a director who retires by rotation;
        •   adopting the Remuneration Report;
        •   approving additional 10% placement facility;
        •   ~~ratify the issue of Options;~~adopting a new Constitution;
        •   ~~approving~~approval of future issue of ~~Options~~shares;
        •   ~~adoption of new Constitution~~relating to an advisory vote to approve named executive officer compensation; and
        •   relating to an advisory vote ~~to approve named executive officer compensation; and~~on frequency of future advisory votes.
        •   ~~advisory vote on frequency of future advisory votes.~~

        The purpose of this Explanatory Memorandum is to provide information that the Board believes to be material to Shareholders in deciding whether or not to pass those resolutions. The Explanatory Memorandum explains the resolutions and identifies the Board's reasons for putting them to Shareholders. It should be read in conjunction with the accompanying Notice of Meeting.

2.   **Glossary**
        The following terms and abbreviations used in this Explanatory Memorandum and the accompanying Notice of Meeting have the following meanings:

AGM or Annual General Meeting	The annual general meeting of the Company to be held on ~~Monday 6~~Thursday, 30 November 2017.
ASIC	Australian Securities and Investments Commission.
ASX	ASX Limited (ACN 008 624 691), trading as the Australian Securities Exchange.
ASX Listing Rules or Listing Rules	The Official Listing Rules of the ASX, as amended from ~~Rules~~ time to time.
Board	The board of directors of the Company.
Chairman	The chairman of the Annual General Meeting.
Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth.).).
Closely Related Party	Of a member of the Key Management Personnel means:
	(i) a spouse or child of the member;
	(ii) a child of the member's spouse
	(iii) a dependant of the member or of the membersmember's spouse;
	(iv) anyone else who is one of the member's family and may be expected to influence the member or be influenced by the member, in the member's dealing with the entity;
	(v) a company the member controls; or
	(vi) a person prescribed by the Corporations Regulations 2001 (Cth.).
Director	A director of the Company.
Explanatory Memorandum	The explanatory memorandum that accompanies this Notice of Meeting.
Equity Security	Has the meaning given to that term in the Listing Rules.
Key Management Personnel	Has the same meaning as in the accounting standards and broadly includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company.
Notice of Meeting	The notice convening the Annual General Meeting which accompanies this Explanatory Memorandum.
NYSE MKT	- Means the New York Stock Exchange's NYSE MKT trading market.
Option	An option to subscribe for a Share.
Remuneration Report	The annual remuneration report included in the Company's annual report for the year ended 30 June 2017.
Samson or Company	Samson Oil & Gas Limited (ABN 25 009 069 005).

Samson Shares or Shares	Fully paid ordinary shares in the Company.
Shareholder	A registered holder of a Share.

3. **Annual financial statements**

The Corporations Act requires the annual financial report, directors' report and the auditor's report (Annual Financial Statements) to be received and considered at the Annual General Meeting. The Annual Financial Statements for the period ended 30 June 2017 are included in the Company's annual financial report, a copy of which will be made available on request.

There is no requirement for Shareholders to approve these reports and no vote will be taken on the Annual Financial Statements. However, Shareholders attending the Annual General Meeting will be given a reasonable opportunity to ask questions about, or make comments on, the Annual Financial Statements and the management of the Company.

3~~4~~. **Resolution 1 – Re-election of P. Hill as a Director**

In accordance with ~~ASX Listing Rule 14.4 and pursuant to Rule~~clause 3.6(a) of the Constitution, at each annual general meeting one-third of the Directors (excluding the Managing Director) must retire from office. Each Director so retiring is entitled to offer him or himself for re-election as a Director at the annual general meeting which coincides with his retirement. In addition, ASX Listing Rule 14.5 provides that an entity must hold an election of directors at each annual general meeting.

The Directors to retire are those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time ~~(as is the case here),~~. then by agreement.

~~By agreement between the Directors, Dr~~All current Directors of the Company were elected in general meeting on 27 January 2016, and Mr. Gregory Channon was re-elected as a Director at the Company's 2016 AGM. Since no Directors have been in office for 3 years the Directors to retire are those who have been longest in office. If 2 or more Directors have been in office for the same period, those Directors may agree which of them will retire. Accordingly, by agreement between the Directors (other than Mr. Channon), Dr. Hill will retire by rotation at the AGM and, being eligible, seeks re-election as a Director of the Company.

Dr. Hill has over 40 years of experience in the international oil and natural gas industry. He commenced his career in 1972 and spent 22 years in senior positions at British Petroleum including Chief Geologist, Chief of Staff for BP Exploration, President of BP Venezuela and Regional Director for Central and South America. Dr. Hill then worked as Vice President of Exploration at Ranger Oil Ltd. in England (1994-1995), Managing Director Exploration and Production at Deminex GMBH Oil in Germany (1995-1997), Technical Director/Chief Operating Officer at Hardy Oil & Gas plc (1998-2000), President and Chief Executive Officer at Harvest Natural Resources, Inc. (2000-2005), Director/Chairman at Austral Pacific Energy Ltd. (2006-2008), independent advisor to Palo Alto Investors (January 2008 to December 2009), Non-Executive Chairman at Toreador Resources Corporation (January 2009 to April 2011), Director of Midstates Petroleum Company, Inc. (April 2013 to March 2015), and interim President and Chief Executive Officer of Midstates Petroleum Company, Inc. (March 2014 to March 2015). Dr. Hill has a B.Sc. (Honors) in Geology and a Ph.D. He has provided advisory and consultancy roles to hedge funds, banks, and companies involved in the upstream oil and gas sector. Held non-executive board positions, Chairman, and been involved in international negotiations at government level.

His extensive experience in management, corporate leadership, non-executive directorship and consulting, combined with technical expertise, has provided the skills necessary to lead, build teams and deliver business success. The career path to date is a proven track record of significant value creation for all stakeholders served. The key ingredient is to develop a solid strategic position based on quality assets and the highest principles of governance, openness and honest discussion. Dr. Hill also advised Massachusetts Institute of Technology (MIT) and their start-up companies. Gradiant and FastCap, were initiated by MIT post-graduates/faculty and have patents that offer decisive break-through technologies in the energy space.

Preserving founder equity and introducing specific clients are key roles that assist the development and value growth of the ventures.

Dr. Hill is the non-executive Chairman of Triangle Petroleum Corporation.

Dr. Hill was elected as a director of the Company on 27 January 2016.

4<u>5</u>. **Resolution 2 – Adoption of Remuneration Report**

The Corporations Act prescribes certain disclosure requirements for listed companies which include requiring that the Directors of the Company include a remuneration report in the Company's annual report. The Corporations Act also requires that the Directors put a resolution to Shareholders each year that the remuneration report be adopted.

The Remuneration Report is set out within the Company's 2017 Annual Report.

The Remuneration Report:

- outlines the Board's policy for determining the nature and amount of remuneration for directors and executives of the Company;
- discusses the relationship between the Board's remuneration policy and the Company's performance;
- details and explains any performance condition applicable to the remuneration of a director or executive;
- details the remuneration of each director (including options) and executive of the Company for the year; and
- summarises the terms of any contract under which any director or executive is engaged, including the period of notice required to terminate the contract and any termination payments provided for under the contract.

The vote on the resolution is advisory only and does not bind the Directors or the Company, nor does it affect the remuneration already paid or payable to the Directors or the executives. The Chairman of the AGM will allow reasonable opportunity for Shareholders to ask questions about, or comment on the Remuneration Report at the ~~meeting~~AGM. However, the Corporations Act provides that if the resolution to approve the Remuneration Report receives a "no" vote of 25% or more of votes cast at the Annual General Meeting, the Company's subsequent Remuneration Report must explain the Board's proposed action in response or, if the Board does not propose any action, the Board's reasons for not making any changes. The Board will take into account the outcome of the vote when considering the remuneration policy, even if it receives less than a 25% "no" vote.

In addition, sections 250U and 250V of the Corporations Act sets out a "two strikes" re-election process pursuant to which:

(a)   if, at a subsequent annual general meeting (**Later Annual General Meeting**), at least 25% of the votes cast on a resolution that the remuneration report be adopted are against the adoption of that remuneration report;

(b)   at the immediately preceding annual general meeting (**Earlier Annual General Meeting**), at least 25% of the votes cast on a resolution that the remuneration report be adopted were against the adoption of that remuneration report; and

(c)   a resolution was not put to the vote at the Earlier Annual General Meeting under an earlier application of section 250V of the Corporations Act,

then the Company must put to vote at the Later Annual General Meeting a resolution requiring Shareholders to vote on whether the Company must hold another general meeting (**Spill Meeting**) to consider the appointment of all of the Directors at the time the Directors Report was approved by the Board who must stand for re-appointment (other than the Managing Director) (**Spill Resolution**). The Spill Resolution may be passed as an ordinary resolution.

If the Spill Resolution is passed, the Spill Meeting must be held within 90 days after the Spill Resolution is passed. All of the Company's Directors who were Directors at the time when the resolution to make the Directors' Report was passed (excluding the Managing Director of the Company who may, in accordance with the ASX Listing Rules, continue to hold office indefinitely without being re-elected to the office) cease to hold office immediately before the end the Spill Meeting and may stand for re-election at the Spill Meeting.

At the Company's ~~2015~~2016 annual general meeting, ~~a Spill Resolution was passed and a Spill Meeting was duly held on 27 January 2016.~~less than 25% of the eligible votes cast in respect of the 2016 remuneration report were cast against the adoption of the 2016 remuneration report. Accordingly, a Spill Resolution will not be put to the ~~Meeting~~AGM even if 25% or more of the votes are cast against Resolution 2.

Section 250R(4) of the Corporations Act prohibits any votes on this Resolution being cast by ~~senior executives (or their associates)~~any member of the Key Management Personnel whose remuneration details are disclosed in the Remuneration Report~~.~~ or any Closely Related Party of such a member. However, an exception to this prohibition exists to enable the Chairman to vote Shareholders' undirected proxy votes. In this regard, you should note that if you appoint the Chairman as your proxy and you indicate on the proxy form that you do not wish to specify how the Chairman should vote on resolution 2, the Chairman will cast your votes in favour of Resolution 2.

If you wish to appoint the Chairman as your proxy but do NOT want your votes cast in favour of Resolution 2, you must indicate your voting intention by ticking the box marked either 'against' or 'abstain' opposite Resolution 2 on the Proxy Form.

~~5~~6. **Resolution 3 – Approval of Additional 10% Placement Facility**

General

ASX Listing Rule 7.1A enables eligible entities to issue Equity Securities up to 10% of its issued ordinary share capital through placements over a 12 month period after the AGM (**Additional 10% Placement Facility**). The Additional 10% Placement Facility is in addition to the Company's 15% placement capacity under Listing Rule 7.1.

For the purposes of Listing Rule 7.1A an eligible entity is one that, as at the date of the relevant annual general meeting:

(a) is not included in the A&P/ASX300 Index; and
(b) has a market capitalisation of less than $300 million.

The Company is an eligible entity as at the time of this Notice of Meeting and is expected to be an eligible entity as at the time of the Annual General Meeting.

The Company is now seeking shareholder approval by way of a special resolution to have the ability to issue Equity Securities under the Additional 10% Placement Facility. The exact number of Equity Securities to be issued under the Additional 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (as set out below).

The effect of shareholders approving Resolution 3 will be to allow the Company to issue Equity Securities under Listing Rule 7.1A in addition to the Company's 15% placement capacity under Listing Rule 7.1.

Resolution 3 is a special resolution, and accordingly at least 75% of votes cast by shareholders eligible to vote at the Annual General Meeting must be in favour of Resolution 3 for it to be passed.

Regulatory Requirements

In compliance with the information requirements of Listing Rule 7.3A, Shareholders are advised of the following information:

(a) *Minimum Issue Price*

Equity securities issued under the Additional 10% Placement Facility must be in the same class as an existing class of quoted Equity Securities of the Company. As at the date of this Notice of ~~Annual General~~ Meeting, the Company has on issue one class of quoted Equity Securities, being Shares.

The issue price of Equity Securities issued under the Additional 10% Placement Facility must not be lower than 75% of the volume weighted average price for securities in the same class calculated over the 15 trading days on which trades in that class were conducted immediately before:

(i) the date on which the Equity Securities are issued; or

(ii) the date on which the price of Equity Securities is agreed, provided that the issue is thereafter completed within 5 business days.

(b) *Dilution*

As at the date of this Notice of ~~Annual General~~ Meeting, the Company has 3,283,000,444 Shares on issue. Accordingly, if Shareholders approve Resolution 3, the Company will have the capacity to issue approximately 328,~~000~~300,044 Equity Securities under the Additional 10% Placement Facility in accordance with Listing Rule 7.1A.

The precise number of Equity Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the following formula:

(A x D) – E

A is the number of fully paid shares on issue 12 months before the date of issue or agreement:

(A) plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2;

(B) plus the number of partly paid shares that became fully paid in the 12 months;

(C) plus the number of fully paid shares issued in the 12 months with approval of holders of shares under Listing Rule 7.1 and 7.4;

(D) less the number of fully paid shares cancelled in the 12 months.

Note that A is has the same meaning in Listing Rule 7.1 when calculating an entity's 15% placement capacity.

D is 10%

E   is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under Listing Rule 7.1 or 7.4.

If Resolution 3 is approved by Shareholders and the Company issues Equity Securities under the Additional 10% Placement Facility, existing Shareholders' voting power in the Company will be diluted as shown in the table below. There is a risk that:

(i)   the market price for the Company's Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date of the Annual General Meeting; and

(ii)   the Equity Securities may be issued at a price that is at a discount to the market price for the Company's Equity Securities on the issue date or the Equity Securities are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issue of the Equity Securities.

The below table shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable "A" calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of this Notice of ~~Annual General~~ Meeting.

The table also shows:

(i)   two examples where variable "A" has increased, by 50% and 100%. Variable "A" is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders' meeting; and

(ii)   two examples of where the issue price of ordinary securities has decreased by 50% and increased by 50% as against the current market price.

Variable "A" in Listing Rule 7.1A.2		Dilution		
		$0.0015 50% decrease in Issue Price	$0.003 Issue Price	$0.006 100% increase in Issue Price
Current Variable A 3,283,000,444 Shares	Shares issued (10% Voting Dilution)	328,330,444 New Shares	328,330,444 New Shares	328,330,444 New Shares
	Funds raised	$492,450	$984,900	$1,969,800
50% increase in current Variable A 4,924,500,666 Shares	Shares issued (10% Voting Dilution)	492,450,066 New Shares	492,450,066 New Shares	492,450,066 New Shares
	Funds raised	$738,675	$1,477,350	$2,954,700
100% increase in current Variable A 6,566,000,888 Shares	Shares issued (10% Voting Dilution)	656,600,089 New Shares	656,600,089 New Shares	656,600,089 New Shares
	Funds raised	$984,900	$1,969,800	$3,939,600

The table has been prepared on the following assumptions:

1. Variable A is 3,283,000,444 being the number of ordinary securities on issue at the date of this Notice of Meeting.

2. The Company issues the maximum number of Equity Securities available under the Additional 10% Placement Facility.

3. No Options are exercised into Shares before the date of issue of the Equity Securities;

4. ~~The Company has not issued any other Equity Securities using its placement capacity under Listing Rule 7.1 or 7.1A in the 12 months preceding this Notice of Meeting.~~The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

5. ~~The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.~~

~~6~~5. The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the Additional 10% Placement Facility, based on that Shareholder's holding at the date of the Meeting. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.

~~7~~6. The table shows only the effect of issues of Equity Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

~~8~~7. The issue of Equity Securities under the Additional 10% Placement Facility consists only of Shares.

~~9~~8. The issue price is $0.003, being the closing price of the Shares on ASX on ~~26 September~~18 October 2017.~~[Note: table to be updated prior to finalisation]~~

(c)   *Issue Period*

If Shareholders approve Resolution 3, the Company will have a mandate to issue Equity Securities under the Additional 10% Placement Facility under Listing Rule 7.1A from the date of the Annual General Meeting until the earlier of the following to occur:

(i)   the date that is 12 months after the date of the Annual General Meeting; and

(ii)   the date of the approval by Shareholders of a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (the Additional 10% Placement Period).

The Company will only issue and allot Equity Securities during the Additional 10% Placement Period. The approval will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 or 11.2.

(d)   *Purpose of Issues*

The Company may seek to issue the Equity Securities for the following purposes:

(i)   non-cash consideration for the acquisition of the new assets and investments. In such circumstances the Company will provide a valuation of the non-cash consideration as required by Listing Rule 7.1A.3; or

(ii)   cash consideration. In such circumstances, the Company intends to use the funds raised towards an acquisition of new assets or investments (including expense associated with such acquisition), continued exploration and development programs and to provide additional of the Company's current assets and/or general working capital.

~~The Company may seek to issue the Equity Securities to fund the Company's exploration and development programs and to provide additional working capital.~~

The Company will provide further information at the time of issue of any Equity Securities under the Additional 10% Placement Facility in compliance with its disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A.

(e)   *Allocation Policy*

The Company's allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the Additional 10% Placement Facility. The identity of the allottees of Equity Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i)   the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issues in which existing security holders can participate;

(ii)   the effect of the issue of the Equity Securities on the control of the Company;

(iii)   the financial situation and solvency of the Company; and

(iv)   advice from corporate, financial and broking advisers (if applicable).

The allottees under the Additional 10% Placement Facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company is successful in acquiring new oil and gas assets or investments, it is likely that the allottees under the 10% Placement Facility will be the vendors of the new oil and gas assets or investments.

(f)   *Previous issues of Equity Securities under Listing Rule 7.1A*

The Company has not previously obtained Shareholder approval under Listing Rule 7.1A and accordingly has not issued any Equity Securities pursuant to Listing Rule 7.1A in the 12 months preceding the date of the Annual General Meeting.

~~In the 12 months preceding this Notice of Annual General Meeting, the Company has issued [*] Equity Securities which represents [*]% of the total number of Equity Securities on issue at the commencement of that 12 month period.~~

Details of the Equity Securities issued in the 12 month period are outlined in Schedule [2] to this Notice of Meeting.

(g) *Voting exclusion statement*

A voting exclusion statement for Resolution 3 is included in the Notice of Annual General Meeting preceding this Explanatory StatementMemorandum.

At the date of the Notice of Annual General Meeting, the Company has not approached any particular existing security holder or an identifiable class of existing security holders to participate in the issue of the Equity Securities. No existing Shareholder's votes will therefore be excluded under the voting exclusion in the Notice of Annual General Meetingfor this purpose.

In these circumstances (and in accordance with the note set out in ASX Listing Rule 14.11.1 relating to ASX Listing Rules 7.1 and 7.1A), for a person's vote to be excluded, it must be known that that person will participate in the proposed issue. Where it is not known who will participate in the proposed issue (as is the case in respect of any Equity Securities issued under the Additional 10% Placement Facility), Shareholders must consider the proposal on the basis that they may or may not get a benefit and that it is possible that their holding will be diluted, and there is no reason to exclude their votes.

No existing Shareholder's votes will therefore be excluded under the voting exclusion in the Notice of Annual General Meeting.

Board Recommendation

The Board believes that the Additional 10% Placement Facility is beneficial for the Company as it will give the Company the flexibility to issue further securities representing up to 10% of the Company's share capital during the next 12 months. Accordingly, the Board unanimously recommends that Shareholders approve Resolution 3.

67. **Resolution 4 – Ratify the IssuanceAdoption of 492,429,045 Options in Conjunction with the Issuance of Preferred SharesNew Constitution.**

Prior to 6 November 2017 being the date of the AGM the Company issued a total of 492,429,045 options to the purchaser of preferred shares pursuant to the terms of a Loan Facility.

The options are exercisable into ordinary shares upon payment of A$ 0.0038 per option any time until the expiry date being 5 years from the date of issue.

Listing Rule 7.1 prohibits a company from issuing equity securities representing more than 15% of its expanded capital in any 12 month period without first obtaining shareholder approval.

Listing Rule 7.4 allows a company to seek ratification by shareholders of an issue of which has been made without approval under Listing Rule 7.1 provided the issue did not breach Listing Rule 7.1.

As the issue the subject of Resolution 4 was not in breach of Listing Rule 7.1 and was not previously approved by Shareholders, the Board now seeks Shareholder ratification of that issue pursuant to Listing Rule 7.4.

The effect of passing Resolution 4 will be to refresh the Company's 15% capacity under Listing Rule 7.1 to the extent of the 492,429,045 options.

For the purposes of Listing Rule 7.5, the following information is provided in relation to Resolution 1:

(1) The total number of options issued was 492,429,045.
(2) The options were issued for nil consideration pursuant to the terms of a Loan Facility Agreement.
(3) The Shares were issued to the purchaser of preferred shares.
(5) The options are exercisable into ordinary shares upon payment of A$ 0.0038 per option any time until the expiry date being 5 years from the date of issue.
(6) No funds were raised from the issue as the options were issued pursuant to the terms of a Loan Facility Agreement.
(7) A voting exclusion statement for Resolution 4 is included in the Notice of Meeting.

Board Recommendation

The Board unanimously recommends that Shareholders approve Resolution 4.

7. **Resolution 5 – Authorise the Issuance of up to 507,170,955 options in Conjunction with the Issuance of Preferred Shares**

Listing Rule 7.1 provides that, unless an exemption applies, a company must not, without prior approval of shareholders, issue or agree to issue securities if the securities will in themselves or when aggregated with any securities issued by the company during the previous 12 months, exceed 15% of the number of ordinary securities on issue at the commencement of that 12 month period.

Resolution 5 seeks Shareholder approval for the issue of 507,170,955 options to the purchaser of preferred shares. The purpose of Resolution 5 is to enable the Company to issue the options without utilising the Company's 15% placement capacity under Listing Rule 7.1.

If Shareholders do not approve Resolution 5 and the Company wishes to issue the options to the purchaser of preferred shares under the terms of the Loan Facility Agreement if the issue of options exceeds its 15% placement capacity, it would need to call another general meeting to approve that issue.

In compliance with the information requirements of Listing Rule 7.3, Shareholders are advised of the following information in relation to Resolution 5:

(1)   The maximum number of options to be issued will be 507,170,955.
(2)   The options will be issued by no later than 3 months after the date of the Meeting.
(3)   The options will be issued for nil cash consideration pursuant to the terms of the Loan Facility Agreement.
(4)   The Shares will be issued to the purchaser of preferred shares a company that is not a related a party of the Company.
(5)   A voting exclusion statement for Resolution 5 is included in the Notice of Meeting.

Board Recommendation

The Board unanimously recommends that Shareholders approve Resolution 5.

8.   Resolution 6 – Adoption of New Constitution

Background

The Company's existing Constitution was adopted on 9 December 2005. The terms of the existing Constitution havehas not been subject to a comprehensive review or update since that date and the Directors considered it appropriate to review the Constitution to ensure it reflects the workings of the Company and the presentcurrent provisions of the Corporations Act and the ASX Listing Rules.

The Board recommends that the Company's existing Constitution be amendedreplaced to address specific matters that the Board considers to be in the best interests of the Company, and to promote the efficient running of the Company which should be of long term benefit to the Company and its Shareholders.

In light of the number of changes being proposed to various parts of the existing Constitution, and the fact that some of the amendmentsthese changes are of a non-substantive nature, the Board has decided that it is most appropriate to adopt a wholly new constitution rather than approving numerous amendments to the existing Constitution.

It is not practical to list all the changes to the Constitution in this statement and Shareholders are invited to contact the Company if they have any queries or concerns. However, the proposed changes that the Board considers more significant for shareholders are described below. In the discussion below, references to clauses are to clauses in the proposed new Constitution, unless stated otherwise.

A copy of the proposed new Constitution can be obtained prior to the meetingAGM by contacting the Company. A copy of the new Constitution will also be available for inspection at the AGM.

Regulatory requirements

Under section 136(2) of the Corporations Act, a company may modify or repeal its constitution or a provision of its constitution by a special resolution of its shareholders.

If the resolution is passed, the new Constitution will take effect immediately.

Material changes to the Constitution

The material changes to the existing Constitution are outlined below.

Issue and transfer of Shares

(a)   Preference shares

Consistent with the existing Constitution, the new Constitution provides that the Company may issue preference shares. The terms of the preference shares continue to be on standard terms compliant with the requirements of the Corporations Act and the ASX Listing Rules. The main change proposed in the new Constitution is to permit the issue of preference shares on terms which allow conversion into ordinary shares.

Directors

(b)   Number of Directors

The new Constitution provides that the minimum number of directors of the Company will be three, consistent with the Company's obligations under the Corporations Act. The existing Constitution contemplated there being a minimum number greater than three, which has been removed in the new Constitution.

The existing Constitution does not stipulate any maximum number of directors of the Company. It is proposed to introduce a maximum of 8 (not including ~~alternative~~alternate directors) under the new Constitution.

(c)   Director retirement

Under the new Constitution, Directors will be required to retire no later than the third annual general meeting following their last election or appointment. Under the existing Constitution, one third of the Directors are required to retire at each annual general meeting. The new provision reflects common director rotation provisions amongst listed companies and is in line with the relevant Listing Rules.

Dividends

(d)   Payment of dividends

Following amendments to the Corporations Act, companies are no longer restricted to paying dividends out of profits. Accordingly, the new Constitution removes the requirement for dividends to be paid out of the profits of the Company.

The new Constitution provides that directors may determine that a dividend is payable and fix the amount, time and method of payment.

The new Constitution expands on the methods which dividends can be paid to include electronic funds transfer and any other means determined by the directors. This provides a more secure, convenient and cost effective payment method for both the Company and its shareholders.

Proportional Takeovers

(e)   Inclusion of proportional takeover provisions

The Corporations Act permits a company to include in its constitution provisions prohibiting the registration of a transfer of securities resulting from a proportional takeover bid, unless the relevant ~~holders~~shareholders in general meeting approve the bid.

It is a requirement of the Corporations Act that such provisions in a company's constitution apply for a maximum period of three years, unless earlier renewed. In the case of the Company, the existing Constitution does not contain any such provisions.

The Board has resolved to include ~~the~~ proportional takeover provisions in the new Constitution and accordingly, a special resolution is being put to shareholders under section 648G of the Corporations Act (together with the special resolution being put to shareholders under section 136(2) of the Corporations Act in relation to the new Constitution as a whole) to insert the proportional takeover provisions which are contained in clause 9 of the new Constitution.

If approved by shareholders at the ~~Meeting~~AGM, clause 9 will operate for three years from the date of the meeting, unless renewed earlier. The effect of clause 9, if approved, will be that where a proportional takeover bid is made for shares in the Company (i.e. a bid is made for a specified proportion, but not all, of each holder's bid class securities), the Board must convene a meeting of holders of the relevant shares to vote on a resolution to approve that bid. The meeting must be held, and the resolution voted on, at least 15 days before the offer period under the bid closes. To be passed, the resolution must be approved by a majority of votes at the meeting, excluding votes by the bidder and its associates. However, the Corporations Act also provides that, if the meeting is not held within the time required, then a resolution to approve the proportional takeover bid will be deemed to have been passed.

If the resolution to approve the proportional takeover bid is passed or deemed to have been passed, the transfer of shares resulting from acceptance of an offer under that bid will be permitted, and the transfers registered, subject to the Corporations Act and the new Constitution of the Company. If the resolution is rejected, the registration of any transfer of shares resulting from an offer under the proportional takeover bid will be prohibited, and the bid deemed to be withdrawn.

Clause 9 will not apply to full takeover bids.

In the Board's view, the relevant shareholders (that is, shareholders other than the bidder and its associates) should have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid for the Company may enable control of the Company to be acquired by a party holding less than a majority interest. As a result, the relevant shareholders may not have the opportunity to dispose of all their shares, and risk being part of a minority interest in the Company or suffering loss if the takeover bid causes a decrease in the market price of the shares or makes the shares less attractive and, accordingly, more difficult to sell. Clause 9 would only permit this to occur with the approval of a majority of the relevant shareholders.

For the relevant shareholders, the potential advantages of clause 9 are that it will provide them with the opportunity to consider, discuss in a meeting called specifically for the purpose, and vote on whether a proportional takeover bid should be approved. This affords the relevant shareholders an opportunity to have a say in the future ownership and control of the Company and help the shareholders avoid being locked into a minority.

The Board believes this will encourage any proportional takeover bid to be structured so as to be attractive to at least a majority of the relevant shareholders. It may also discourage the making of a proportional takeover bid that might be considered opportunistic. Finally, knowing the view of a majority of the relevant shareholders may help each individual shareholder to assess the likely outcome of the proportional takeover bid and decide whether or not to accept an offer under the bid.

On the other hand, a potential disadvantage for the relevant shareholders arising from clause 9 is that proportional takeover bids may be discouraged by the further procedural steps that the clause will entail and, accordingly, this may reduce any takeover speculation element in the price of the Company's Shares. Shareholders may be denied an opportunity to sell a portion of their shares at an attractive price where the majority rejects an offer from persons seeking control of the Company.

The Company's directors do not consider that there are any advantages or disadvantages specific to the directors in relation to the proposed clause 9. The Board will continue to remain free to make a recommendation to shareholders as to whether a proportional takeover bid should be accepted.

As at the date of this Notice of Meeting, none of the directors are aware of any proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

General meetings

(f)   Demanding a poll

The new Constitution removes express references as to who may demand a poll, as this is codified in the Corporations Act and the Constitution would otherwise require amendment if there are future legislative changes. Currently, the relevant section of the Corporations Act dealing with the calling of a poll (section 250L) reflects the position in the existing Constitution in that a poll may be demanded by:

(i)   at least 5 members entitled to vote on the resolution; or

(ii)   members with at least 5% of the votes that may be cast on the resolution on a poll; or

(iii)   the chairman.

(g)   Conduct of the chairman

The new Constitution contains new provisions which expressly provide that the chairman of a general meeting has charge of the meeting and outlines specific powers of the chair including their ability to require attendees to comply with security arrangements before they are admitted to the meeting, and adjourn or cancel the meeting if in their opinion the meeting has become so unruly or disorderly that it cannot be conducted in a proper and orderly manner.

Other amendments

There are a number of other differences between the existing and new Constitutions that are not summarised or referred to above because they do not materially alter the effect of the existing Constitution for shareholders. These include changes:

(a)   to update provisions to reflect the current position under the Corporations Act, Listing Rules and other applicable rules;

(b)   of a drafting, procedural or administrative nature;

(c)   to remove outdated and redundant provisions; and

(d)   to update names and definitions to reflect current terminology, although where possible the defined terms in the Corporations Act are relied on.

In addition, where appropriate, the new Constitution removes duplication of existing requirements under the Corporations Act or the Listing Rules, which would otherwise require amendments if there are future legislative or regulatory changes.

Board Recommendation
The Board unanimously recommends that Shareholders approve Resolution 4.

8.   Resolution 5 – Approval of Future Issue of Shares.

Background

Resolution 5 seeks Shareholder approval for the issue of up to 2,000,000,000 Shares, at a price of no less than $0.0012 per Share, to investors not classified as related parties of the Company under the ASX Listing Rules. If the new Constitution is approved pursuant to Resolution 4, the Company may instead issue 2,000,000,000 preference shares, convertible to Shares at a 1-to-1 ratio, at a price of no less than $0.0012 per preference share.

The purpose of Resolution 5 is to enable the Company to raise additional capital by means of an equity placement or placements in order to ensure compliance with the continued listing requirements of the NYSE American Stock Exchange and assist with the Company's funding needs and other corporate activities without utilising the Company's 15% placement capacity under Listing Rule 7.1 or the Additional 10% Placement Capacity (in the event Resolution 3 is approved by Shareholders).

Listing Rule 7.1

Listing Rule 7.1 provides that, unless an exemption applies, a company must not, without prior approval of shareholders, issue or agree to issue securities if the securities will in themselves or when aggregated with any securities issued by the company during the previous 12 months, exceed 15% of the number of ordinary securities on issue at the commencement of that 12-month period.

Resolution 5

If Shareholders do not approve Resolution 5 and the Company seeks to raise further funds through an issue of equity securities exceeding its 15% placement capacity (and, if Resolution 3 is approved by Shareholders, the Additional 10% Placement Facility), it would need to call another general meeting to approve that issue.

Under Australian law, if a single investor (or group of associated investors) would acquire a voting power in the Company of more than 20% as a result of a placement, the Company must obtain an independent expert's report stating whether the acquisition is fair and reasonable to the other Shareholders, and the acquisition must be approved by an ordinary resolution of Shareholders on which. no votes are cast by the acquirer or its associates. It is unknown at this stage whether the Shares the subject of Resolution 5 will be issued to a single investor (or group of associated investors) and hence whether this additional approval will be required.

If Shareholders approve Resolutions 3 and 5, the Company will be authorized to issue 2,000,000,000 Shares at a price of no less than A$0.0012 per ordinary share plus Shares representing an additional 10% of the expanded capital. However, even if Shareholders approve both Resolutions 3 and 5, the Company may choose to forego the issuance of the 2,000,000,000 Shares, at a price of no less than A$0.0012 per Share in reliance on Resolution 5 and instead utilise the Additional 10% Placement Capacity and the existing 15% placement capacity on terms the Board deems reasonable.

Information requirements for Resolution 5

In compliance with the information requirements of Listing Rule 7.3, Shareholders are advised of the following information in relation to Resolution 5:

(1)   The maximum number of Shares to be issued will be up to 2,000,000,000. The issue could comprise 2,000,000,000 fully paid ordinary shares or, if the new Constitution is approved pursuant to Resolution 4, the Company might instead issue 2,000,000,000 preference shares, convertible to ordinary shares at a 1-to-1 ratio, at a price of no less than $0.0012 per share.

(2)   The shares will be issued by no later than three months after the date of the AGM.

        The issue price will be at least 80% of the volume-weighted average market price for Shares, calculated over the last five days on which sales in Shares are recorded on the ASX before the day on which the issue is made or, if there is a prospectus, product disclosure statement or offer information statement relating to the issue, over the last five days on which sales of Shares are recorded before the date on which the prospectus, product disclosure statement or offer information statement is signed. In the event the Company issues preference shares, such shares will be convertible to Shares at a 1-to-1 ratio.

(3)   The Shares will be issued to professional and/or sophisticated investors that are not related parties of the Company.

(4)   The Shares will be either:
   a. fully paid ordinary shares in the capital of the Company and will upon issue rank equally in all respects with the existing Shares. The Company will apply to ASX for official quotation of such Shares; or
   b. preference shares issued in accordance with the Company's Constitution (if the new Constitution is approved pursuant to Resolution 4) which will be convertible to Shares at a 1-to-1 ratio.

(5)   Funds raised from the issue of Shares will be used to ensure compliance with the continued listing requirements of the NYSE American Stock Exchange, for exploration and development of the Foreman Butte Project and general working capital.

(6)   The Directors have not yet determined the final issue date (if any) of the Shares the subject of Resolution 5. However, any issue of Shares will occur by no later than three months after the date of the AGM, and the Shares may be issued progressively.

(7)   A voting exclusion statement for Resolution 5 is included in the Notice of Meeting.

Board Recommendation ~~of directors~~
The Board unanimously recommends Shareholders vote in favour of Resolution ~~6~~5.

~~**9.   Resolution 7 - Advisory Vote on "Named Executive Officer" Compensation**~~
9.   Resolution 6 - Advisory Vote on "Named Executive Officer" Compensation
The advisory vote being put to Shareholders is for US regulatory purposes only and is not a requirement of either the Corporations Act or the ASX Listing Rules. An explanation of the resolution is set out in Annexure "A".

Board Recommendation
The Board unanimously recommends that you vote in favour of Resolution 6.

10.   Resolution ~~8~~7 – Advisory Vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation
The advisory vote being put to Shareholders is for US regulatory purposes only and is not a requirement of either the Corporations Act or the ASX Listing Rules. An explanation of the resolution is set out in Annexure "A".

Board Recommendation
The Board unanimously recommends that you vote to hold an advisory vote on named executive officer compensation "Every Year."

11.   Action to be taken by Shareholders
Shareholders should read this Explanatory Memorandum carefully before deciding how to vote on the resolutions set out in the Notice of Meeting.

Attached to the Notice of Meeting is a proxy form for use by Shareholders. All Shareholders are invited and encouraged to attend the AGM or, if they are unable to attend in person, to complete, sign and return the proxy form to the Company in accordance with the instructions contained in the proxy form and the Notice of Meeting. ~~Lodgement~~Lodgment of a proxy form will not preclude a Shareholder from attending and voting at the AGM in person.

SCHEDULE 14A PROXY STATEMENT
PURSUANT TO THE U.S. SECURITIES EXCHANGE ACT OF 1934

GENERAL INFORMATION

Proxy Solicitation

This proxy statement, in the form mandated by the U.S. Securities and Exchange Commission (the "SEC") under United States securities laws (this "U.S. Proxy Statement"), is being furnished by the Board of Directors (the "Board") of Samson Oil & Gas Limited, an Australian corporation ("we," "us," "Samson" or the "Company"), in connection with our solicitation of proxies for Samson's annual general meeting of shareholders to be held at Level 1, AMP Building, 140 St. Georges Terrace, Perth, Western Australia 6000 on Thursday, November 6̶30, 2017 at 11:00 a.m. Western Australian Standard Time, and at any adjournments or postponements thereof (the "Annual General Meeting"). The information contained in this U.S. Proxy Statement supplements the information provided to holders of ordinary shares in the Notice of Annual General Meeting and the accompanying Explanatory Memorandum to Shareholders ("Explanatory Memorandum") and proxy form.

In addition to solicitation by mail, certain of our directors, officers and employees may, to the extent permitted by Australian law, solicit proxies by telephone, personal contact, or other means of communication. They will not receive any additional compensation for these activities. Also, brokers, banks and other persons holding ordinary shares or American Depositary Shares ("ADSs") representing ownership of ordinary shares on behalf of beneficial owners will be requested to solicit proxies or authorizations from beneficial owners. To the extent permitted by Australian law, we will bear all costs incurred in connection with the preparation, assembly and mailing of the proxy materials and the solicitation of proxies and will reimburse brokers, banks and other nominees, fiduciaries and custodians for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of our ordinary shares or ADSs.

This U.S. Proxy Statement and accompanying proxy materials are expected to be first sent to our ordinary shareholders on or about October 6, 2017, and are also available at http://www.samsonoilandgas.com.

Business of the Annual General Meeting

At the Annual General Meeting, shareholders will:

- Receive, consider and discuss the Company's financial statements for the year ended June 30, 2017 and the reports of the directors and auditors on those statements.

- Be asked to consider resolutions to:

  o   Approve the re-election of Dr. Peter Hill;

  o   Approve the adoption of the Remuneration Report, which is attached as Exhibit A;

  o   Approval of additional 10% placement facility;

  o   Adoption of a new Constitution, which is attached as Exhibit B;

  o   Approval of the future issuance of additionalup to $2,000,000,000 ordinary shares;

  o̶1   Ratify the issuance of 492,429,045 options in conjunction with the issuance of preferred shares;

- o ~~Authorize the issuance of up to 507,170,955 options in conjunction with the issuance of preferred shares;~~
- o ~~Adoption of a new Constitution;~~

o   Approve, on an advisory basis, named executive officer compensation; and

o   Approve, on an advisory basis, the frequency of future advisory votes on named executive officer compensation.

The matters described in this U.S. Proxy Statement constitute the only business that the Board intends to present or is informed that others will present at the meeting. The proxy does, however, confer discretionary authority upon the Chairman of the Annual General Meeting to vote on any other business that may properly come before the meeting.

Shareholders Entitled to Vote

~~September 21~~October 2, 2017 has been fixed as the record date for the determination of holders of ordinary shares entitled to vote at the Annual General Meeting, however ordinary shareholders voting by proxy must return their proxy form to the Company at least 48 hours prior to the Annual General Meeting in order for their votes to be counted. Each ordinary share is entitled to one vote. Votes may not be cumulated.

3,283,000,444 ordinary shares, no par value, were issued and outstanding as of September 22, 2017, of which 2,300,658,200 were held in the form of 11,503,291 ADSs. Each ADS represents 200 ordinary shares.

Under our constitution, the quorum for a meeting of holders of ordinary shares is two holders of ordinary shares.

For purposes of determining the number of shares that have been cast for a resolution, a vote of "Abstain" does not increase the number of shares needed to achieve a majority vote. Abstentions are treated as if the shares so voted are not present at the vote on such resolution.

Each ADS holder may vote the ordinary shares underlying their ADSs in accordance with the deposit agreement among us, the depositary and the ADS holders (the "Deposit Agreement"). ADS holders should read "Differences between ADS Holders and Ordinary Shareholders" directly below.

Differences between ADS Holders and Ordinary Shareholders

The Bank of New York Mellon, as depositary, executes and delivers ADSs on our behalf. We are requesting the depositary, which holds the ordinary shares underlying the ADSs, to seek ADS holders' instructions as to voting for the Annual General Meeting. As a result, ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs. The depositary establishes the ADS record date. The depositary has set the ADS record date for the Annual General Meeting as ~~September 21~~October 2, 2017.

Because we have asked the depositary to seek the instructions of ADS holders, the depositary will notify ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary then tries, as far as practicable, subject to Australian law and the terms of the Deposit Agreement, to vote the ordinary shares as our ADS holders instruct. The depositary does not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot guarantee that ADS holders will receive this U.S. Proxy Statement and the other proxy materials from the depositary in time to permit them to instruct the depositary to vote their shares. In addition, there may be other circumstances in which ADS holders may not be able to exercise voting rights. Furthermore, ADS holders can exercise their right to vote the ordinary shares underlying their ADSs by exchanging their ADSs for ordinary shares. However, even though we are subject to U.S. domestic issuer proxy rules and announcements of our shareholder meetings are made by press release and filed with the SEC, ADS holders may not know about the meeting early enough to exchange their ADSs for ordinary shares.

ADS holders are not required to be treated as holders of ordinary shares and do not have the rights of holders of ordinary shares. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the depositary. New York State law governs the Deposit Agreement and the ADSs.

Differences between Holding Shares of Record and as a Beneficial Owner

If your ordinary shares are registered directly in your name with our transfer agent, Security Transfer Registrars Pty Ltd, you are considered, with respect to those shares, the shareholder of record, and we are sending this U.S. Proxy Statement and the other proxy materials directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the named proxy holder or to vote in person at the meeting. We have enclosed a proxy form for you to use.

Most holders of ordinary shares hold their ordinary shares through a broker or other nominee rather than directly in their own name. If your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of the ordinary shares even though they are held in "street name," and these proxy materials should be forwarded to you by the broker, trustee or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and you are also invited to attend the Annual General Meeting. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

If you are an ADS holder and your ADSs are held in a brokerage account or by another nominee, this U.S. Proxy Statement and the other proxy materials are being forwarded to you together with a voting instruction card by your broker or nominee (who received the proxy materials from the depositary). As the beneficial owner of the ADSs, you have the right to direct your broker or nominee, and hence the depositary, how to vote the ordinary shares underlying your ADSs. You are also invited to attend the Annual General Meeting in person as provided below.

Attending the Annual General Meeting

All holders of record of ordinary shares and all ADS holders as of the record date, or their duly appointed proxies, may attend the Annual General Meeting. If you are a beneficial owner of ordinary shares holding your shares through a broker or nominee (i.e., in street name) or you are an ADS holder, you may be asked to provide proof of your share ownership on the record date, such as a current account statement, a copy of the voting instruction card provided by your broker, trustee or nominee or the depositary, or other similar evidence, in order to be admitted to the meeting.

Voting in Person at the Annual General Meeting

Ordinary shares held in your name as the shareholder of record may be voted in person at the Annual General Meeting. Ordinary shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual General Meeting, we recommend that you also submit your proxy or voting instructions prior to the meeting as described below so that your vote will be counted if you later decide not to attend the meeting. ADS holders will not be able to vote in person at the Annual General Meeting unless they receive a proxy from the depositary (the sole record holder of ADSs). Instructions for obtaining a proxy from the depositary are included in the material that the depositary sends to ADS holders.

Voting Without Attending the Annual General Meeting

Whether you hold shares directly as an ordinary shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual General Meeting. Ordinary shareholders of record may complete and return the enclosed proxy form or may appoint another proxy to vote their shares, as described in the Notice of Annual General Meeting. Beneficial owners of ordinary shares and holders of ADSs may direct how your shares are voted without attending the Annual General Meeting by following the instructions in the voting instruction card provided by your broker, trustee, or depositary, as applicable. The Chairman has stated that he intends to vote all shares in respect of which he has been appointed proxy but without direction as to how to vote the shares in favor of all resolutions considered at the meeting. Accordingly, shareholders who do not wish their shares to be voted by the Chairman as proxy in favor of the resolutions expected to be considered should either direct the Chairman how they wish their shares to be voted, appoint another proxy to vote their shares in accordance with the directions on the proxy form, or attend the Annual General Meeting in person to vote their shares.

Revocation of Proxies

Holders of ordinary shares can revoke their proxy at any time before it is voted at the Annual General Meeting by either:

- Submitting another timely, later–dated proxy by mail;

- Delivering timely written notice of revocation to our Secretary; or

- Attending the Annual General Meeting and voting in person.

If your ordinary shares are held beneficially in street name or you are an ADS holder, you may revoke your proxy by following the instructions provided by your broker, trustee, nominee or depositary, as applicable.

Absence of Appraisal Rights

We are incorporated under the laws of Australia and, accordingly, are subject to the Australian Corporations Act (the "Corporations Act"). Under the Corporations Act, our shareholders are not entitled to appraisal rights with respect to any of the proposals to be acted upon at the Annual General Meeting.

RESOLUTIONS TO BE VOTED ON

Note: The exact text of each resolution is set forth in the Notice of Annual General Meeting: Agenda.

Resolution 1—Re-election of Director.

The Board has nominated Dr. Peter Hill to stand for re-election at the Annual General Meeting. Directors whose terms of office will not expire at the Annual General Meeting will continue in office for the remainder of their respective terms. Under our constitution, the number of directors on the Board is determined by a resolution of the Board, but will not be fewer than three directors.

In accordance with Rule 3.6(a) of our constitution, at each Annual General Meeting, one-third of the directors (excluding the managing director) must retire from office. Each director, assuming he or she is still eligible, is entitled to offer himself or herself for re-election as a director at the Annual General Meeting which coincides with his or her retirement. The Board currently consists of four directors: Mr. Channon; Dr. Peter Hill, Mr. Denis Rakich, and managing director Mr. Terence Barr.

You may vote "For," "Against" or "Abstain" on Resolution 1. Members of the Board are elected by a simple majority of votes cast on the ordinary resolution, either in person or by proxy. There is no minimum number of votes required to pass an ordinary resolution electing a director. Neither broker non–votes nor abstentions will affect the outcome of the resolution.

The Board recommends Shareholders vote in favor of Resolution 1.

Board of Directors

The following table sets forth certain information regarding the composition of the Board:

Name	Age	Position	Director Since	Current Term to Expire (Year Eligible for Reelection)
Nominees				
Peter Hill	70	Director	2016	2017
Other Directors				
Terence Barr	68	Director	2005	N/A
Denis Rakich	64	Director	2016	2018
Greg Channon	54	Director	2016	2019

Dr. Peter Hill, 70, has over 40 years of experience in the oil industry. He commenced his career in 1972 and spent 22 years in senior positions at British Petroleum including Chief Geologist, Chief of Staff for BP Exploration, President of BP Venezuela and Regional Director for Central and South America. Dr. Hill then worked as Vice President of Exploration at Ranger Oil Ltd. in England (1994-1995), Managing Director Exploration and Production at Deminex GMBH Oil in Germany (1995-1997), Technical Director/Chief Operating Officer at Hardy Oil & Gas plc (1998-2000), President and Chief Executive Officer at Harvest Natural Resources, Inc. (2000-2005), Director/Chairman at Austral Pacific Energy Ltd. (2006-2008), independent advisor to Palo Alto Investors (January 2008 to December 2009), Non-Executive Chairman at Toreador Resources Corporation (January 2009 to April 2011), Director of Midstates Petroleum Company, Inc. (April 2013 to March 2015), and interim President and Chief Executive Officer of Midstates Petroleum Company, Inc. (March 2014 to March 2015). Dr. Hill has served as a director of Triangle Petroleum Corporation since November 2009 and as Chairman of the Board since April 2012. From April 2012 to February 2013, Dr. Hill served as Triangle Petroleum Corporation's Executive Chairman, having served previously as Chief Executive Officer of Triangle since November 2009 and President and Chief Executive Officer of Triangle from November 2009 until May 2011. Dr. Hill has a B.Sc. (Honors) in Geology and a Ph.D. Dr.

Hill's qualifications to sit on the Board of Directors include significant public company governance experience, significant experience as an exploration geologist and over 20 years of general management experience.

Key Attributes, Experience and Skills: Dr. Hill has provided advisory and consultancy roles to hedge funds, banks, and companies involved in the upstream oil and gas sector. He has also held non-executive board positions, Chairman, and been involved in international negotiations at government level. His extensive experience in management, corporate leadership, non-executive directorship and consulting, combined with technical expertise, has provided the skills necessary to lead, build teams and deliver business success. His career path to date is a proven track record of significant value creation for all stakeholders served. The Board has determined that Dr. Hill is currently and, if re-elected to the Board would qualify as an independent director under NYSE American rules.

Other Public Company Board Service: Benton Oil and Gas / Harvest Natural Resources from 2000 to 2006; Austral Pacific from 2006 to 2008.

Recent Past Public Company Board Service: Torreador Resources from January 2009 to April 2011; Midstates Petroleum from April 2013 to March 2015; Triangle Petroleum Corporation from November, 2009 to present.

Terence Barr, 68, was appointed Managing Director, Chief Executive Officer and President of the Company in January 2005. Mr. Barr is a petroleum geologist with over 40 years of experience, including 11 years with Santos. In recent years, he has specialized in tight gas exploration, drilling, and completion, and is considered an expert in this field. Prior to joining the Company, Mr. Barr was employed as Managing Director by Ausam Resources from 1999 to 2003 and was the owner of Barco Exploration from 2003 to 2005. The Board has determined that Mr. Barr does not qualify as an independent director under NYSE American rules due to Mr. Barr's role as the Company's Chief Executive Officer.

Key Attributes, Experience and Skills: Mr. Barr brings to the Board, among his other skills and qualifications, significant experience in the oil and natural gas industry that he gained while serving as an executive for the Company, Ausam Resources, and Barco Exploration. With over 40 years of experience, he is considered an expert in the oil and natural gas field. In light of the foregoing, our Board has concluded that Mr. Barr is well–qualified to serve as a director of the Company and as its Managing Director.

Other Public Company Board Service: None.

Recent Past Public Company Board Service: None.

Denis Rakich, 64, was appointed Company Secretary of Samson Oil & Gas Limited on June 18, 1998. In this role, Mr. Rakich is responsible for the legal, financial and corporate management of the Company.

Key Attributes, Experience and Skills: Mr. Rakich is an accountant with extensive corporate experience within the petroleum services, petroleum and mineral production and exploration industries. Mr. Rakich has had over 30 years' experience in the management of public companies listed on the ASX with extensive knowledge of the ASX Listing Rules and Corporations Act within Australia. He is a member of the Australian Society of Accountants. The Board has determined that Mr. Rakich does not qualify as an independent director under NYSE American rules due to Mr. Rakich's role as the Company's Secretary.

Other Public Company Board Service: Mr. Rakich is a Director and Company Secretary for Ausgold Ltd. (ASX: AUC), an Australian public company in the resources sector. He is also Director and Company Secretary of Fortune Minerals Limited, a private Australian company.

Recent Past Public Company Board Service: Mr. Rakich has served as an officer or director the following ASX listed public companies:

- Marymia Exploration N.L. – Director / Company Secretary (1988 – November 2001)

- Reliance Mining Limited – Director / Company Secretary (February 2003 – August 2004)

- Senex Energy Ltd (formerly Victoria Petroleum N.L.) – Company Secretary (June 1988 – June 2010)

- A-Cap Resources Limited – Company Secretary (2010 – July 2015)

Greg Channon, 54, is a geologist with 32 years of global oil and gas experience in a variety of technical and leadership roles. During his career, Mr. Channon has worked with a range of E&P companies, including Santos, Fletcher Challenge Energy, Shell, Swift Energy and Brightoil. Mr. Channon has lived and worked in Australia, New Zealand, USA, Hong Kong, China and Africa. In the United States, he has worked in Appalachia, Colorado, California and Texas. He has sat on the Board of Directors of companies listed on the ASX, TSX and HKSE. In February 2009, Mr. Channon joined Brightoil Petroleum Holdings Limited in Hong Kong, as the Upstream CEO. Upon returning to Australia in December 2011, Mr. Channon consulted with a number of small start-ups, both in Australia and Canada. In July 2014 he began his current position as Chief Executive Officer of Pathfinder Energy Pty Ltd.

Key Attributes, Experience and Skills: During his career, Mr. Channon has gained a vast range of diverse oil and gas expertise, including exploration, operations, development, production, economics and commercial negotiations and IPO start-ups. The Board has determined that Mr. Channon is an independent director under NYSE American rules.

Other Public Company Board Service: Statesman Resources Limited (January 2007 – present)

Recent Past Public Company Board Service: New Standard Energy (June 2014 – April 2015), Sirocco Energy Limited (December 2011 – May 2015), Brightoil Petroleum (Holdings) Limited (February 2009 – December 2011)

Resolution 2—Adoption of Remuneration Report.

We are asking our shareholders to approve, on an advisory basis ~~per~~under Australian rules, our Remuneration Report as set forth in our 2017 ASX Annual Report. ~~That~~The Remuneration Report was filed with the Australian Stock Exchange on September ~~[29],~~. 2017, was ~~previously~~ furnished on Form 8-K with the U.S. Securities Exchange Commission on October ~~[2],~~. 2017, and is attached to this U.S. Proxy Statement as <u>Exhibit A</u>. The Remuneration Report:

- explains the Board's policy for determining the nature and amount of remuneration of directors and senior executives (or executive officers) of the Company;

- sets out remuneration details for each director and the four most highly remunerated senior executives of the Company;

- details and explains any performance conditions applicable to the remuneration of directors and senior executives of the Company; and

- provides an explanation of share–based compensation payments for each director and senior executive of the Company.

Shareholders will be asked to vote on the following ordinary resolution:

"That, for the ~~purpose~~purposes of section 250R(2) of the Corporations Act 2001 and for all other purposes, the Remuneration Report contained in the 2017 Annual Report which accompanied the notice convening this meeting be adopted by shareholders."

The vote on the resolution is advisory ~~only~~under Australian rules and does not bind the directors or the Company, nor does it affect the remuneration already paid or payable to the directors or the senior executives. However, the Corporations Act provides that if the resolution to approve the Remuneration Report receives a "no" vote of 25% or more of votes cast at the Annual General Meeting, the Company's subsequent Remuneration Report must explain the Board's proposed action in response or, if the Board does not propose any action, the Board's reasons for not making any changes. The Board will take into account the outcome of the vote when considering the remuneration policy, even if it receives less than a 25% "no" vote~~The Chairman of the annual general meeting will allow reasonable opportunity for shareholders to ask questions about, or comment on the Remuneration Report at the meeting. Shareholders should note that prices specified in the Remuneration Report are in Australian Dollars unless otherwise indicated~~.

In addition, sections 250U and 250V of the Corporations Act sets out a "two strikes" re-election process pursuant to which:
(a)   if, at a subsequent annual general meeting (the "Later Annual General Meeting"), at least 25% of the votes cast on a resolution that the Remuneration Report be adopted are against the adoption of that Remuneration Report;
(b)   at the immediately preceding annual general meeting (the "Earlier Annual General Meeting"), at least 25% of the votes cast on a resolution that the Remuneration Report be adopted were against the adoption of that Remuneration Report; and
(c)   a resolution was not put to the vote at the Earlier Annual General Meeting under an earlier application of section 250V of the Corporations Act,
then the Company must put to vote at the Later Annual General Meeting a resolution requiring shareholders to vote on whether the Company must hold another general meeting (the "Spill Meeting") to consider the appointment of all of the Directors at the time the Directors Report was approved by the Board who must stand for re-appointment (other than the Managing Director) (the "Spill Resolution"). The Spill Resolution may be passed as an ordinary resolution.

If the Spill Resolution is passed, the Spill Meeting must be held within 90 days after the Spill Resolution is passed. All of the Company's Directors who were Directors at the time when the resolution to make the Directors' Report was passed (excluding the Managing Director of the Company who may, in accordance with the ASX Listing Rules, continue to hold office indefinitely without being re-elected to the office) cease to hold office immediately before the end the Spill Meeting and may stand for re-election at the Spill Meeting.

At the Company's 2016 annual general meeting, less than 25% of the eligible votes cast in respect of the 2016 Remuneration Report were cast against the adoption of the 2016 Remuneration Report. Accordingly, a Spill Resolution will not be put to the AGM even if 25% or more of the votes are cast against Resolution 2.

Section 250R(4) of the Corporations Act prohibits any votes on this Resolution being cast by any member of the Key Management Personnel whose remuneration details are disclosed in the Remuneration Report or any Closely Related Party of such a member. However, an exception to this prohibition exists to enable the Chairman to vote shareholders' undirected proxy votes. In this regard, you should note that if you appoint the Chairman as your proxy and you indicate on the proxy form that you do not wish to specify how the Chairman should vote on resolution 2, the Chairman will cast your votes in favour of Resolution 2.

If you wish to appoint the Chairman as your proxy but do NOT want your votes cast in favour of Resolution 2, you must indicate your voting intention by ticking the box marked either 'against' or 'abstain' opposite Resolution 2 on the Proxy Form.

Section 250R(4) of the Corporations Act prohibits any votes on this Resolution being cast by senior executives (or their associates) whose remuneration details are disclosed in the Remuneration Report. However, the Company will not disregard any votes cast on Resolution 2 if the person casting the vote is acting as proxy, the proxy form specifies how the proxy is to vote on the resolution, and the vote is not cast on behalf of a person who is otherwise excluded from voting on this resolution as described above. Additionally, an exception to the prohibition exists to enable the Chairman to vote shareholders' undirected proxy votes. In this regard, you should note that if you appoint the Chairman as your proxy and you indicate on the proxy form that you do not wish to specify how the Chairman should vote on Resolution 2, the Chairman will cast your votes in favor of Resolution 2. **If you wish to appoint the Chairman as your proxy but do NOT want your votes cast in favor of Resolution 2, you must indicate your voting intention by checking the box marked either 'against' or 'abstain' opposite Resolution 2 on the proxy form.**

The Chairman of the annual general meeting will allow reasonable opportunity for shareholders to ask questions about, or comment on the Remuneration Report at the meeting. Shareholders should note that prices specified in the Remuneration Report are in Australian Dollars unless otherwise indicated.

You may vote "For," "Against" or "Abstain" on Resolution 2. Resolution 2 is passed by a simple majority of votes cast on the resolution, either in person or by proxy. There is no minimum number of votes required to pass the resolution. ~~Neither broker~~ The vote on Resolution 2 is non-~~votes nor abstentions~~binding, as provided by Australian law. The Board does not make a recommendation on this vote but will ~~affect~~review the ~~outcome~~results of the ~~resolution.~~votes and will take them into account in making a determination concerning the Remuneration Report.

The Board recommends Shareholders vote in favor of Resolution 2.

Resolution 3—Approval of ~~the future issuance of~~ Additional ~~ordinary shares~~10% Placement Facility.

Shareholders will be asked to vote on the following resolution:

"That for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of ~~ordinary shares~~Equity Securities up to 10% of the issued capital of the Company (at the time of the issue), calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 for the purpose and on the terms and conditions set out in the Explanatory Memorandum accompanying the notice convening this ~~Notice of Annual General~~ meeting."

The Company is currently seeking to raise additional capital in order to, among other things, ensure compliance with the continued listing requirements of the NYSE American stock exchange. As a result, the Company is seeking shareholder approval to issue ordinary shares in an amount up to ten percent (10%) of the Company's issued share capital through placements over a 12-month period following the Annual General Meeting. The Company is already authorized, under Listing Rule 2.1 of the Australian Stock Exchange ("ASX"), to issue up to fifteen percent (15%) of its then issued and outstanding shares under its existing "placement capacity." If shareholders approve Resolution 3, it will authorize the Company to issue the ordinary shares described in this resolution in addition to the Company's existing fifteen percent (15%) placement capacity. For both the existing placement capacity and the additional ten percent (10%) authorized by this resolution, the number of shares allowable will be determined by applying the percentage against the number of issued and outstanding shares on the date of each issuance.

Securities issued under the authorization proposed by this Resolution 3 must be in the same class as an existing class of equity securities of the Company quoted on the ASX. Currently, the Company lists only its ordinary shares on the ASX.

The number of ordinary shares to be issued will be determined in accordance with a formula prescribed under the rules of the ASX. As of September 22, 2017, the Company had 3,283,000,444 ordinary shares issued and outstanding. Accordingly, if shareholders approve Resolution 3, the Company will have the capacity to issue approximately 328,~~000~~300,044 ordinary shares under the Additional 10% Placement Facility in accordance with ASX Listing Rule 7.1A. The precise number of ordinary shares that the Company will have the capacity to issue under Resolution 3 will be determined as of the date of issuance in accordance with a formula outlined in the Explanatory Memorandum to Shareholders.

If Resolution 3 is approved by shareholders and the Company issues ordinary shares under it, existing shareholders' voting power in the Company will be diluted. There is a risk that (a) the market price for the Company's equity securities may be significantly lower on the date of the issuance than on the date of the Annual General Meeting; and (b) that the ordinary shares may be issued at a price that is at a discount to the market price for the Company's equity securities on the issue date or the ordinary shares are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issuance of the ordinary shares.

Resolution 3 is a special resolution under Australian law. Accordingly, at least 75% of votes cast by shareholders eligible to vote at the Annual General Meeting must be in favor of Resolution 3 in order for it to be passed.

Please see the Explanatory Memorandum for additional information regarding this resolution.

The Company will disregard any votes cast on resolution 3 by any person (and any associates of such person) who may participate in the Additional 10% Placement Facility and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, and any associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or, it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

You may vote "For," "Against" or "Abstain" on Resolution 3. Resolution 3 is passed by the affirmative vote of seventy-five percent (75%) of votes cast on the resolution, either in person or by proxy. There is no minimum number of votes required to pass the resolution. Neither broker non–votes nor abstentions will affect the outcome of the resolution.

The Board unanimously recommends that you vote to approve Resolution 3.

Resolution 4 — Ratify the issuance of 492,429,045 options in conjunction with the issuance of preferred shares.

Shareholders will be asked to vote on the following resolution:

"That for the purpose of ASX Listing Rule 7.4 and all other purposes, the issue of 492,429,045 options in the Company to the purchaser of preferred shares on the terms described in the explanatory memorandum which accompanied the notice convening this meeting be and is hereby ratified".

The Company is currently seeking to raise additional capital through an issuance of preferred shares in order to, among other things, ensure compliance with the continued listing requirements of the NYSE American stock exchange. As part of that issuance, the Company anticipates that it will issue an aggregate of up to 999,600,000 options to the purchaser of such preferred shares in one or more tranches before the Annual General Meeting.

Under ASX Listing Rule 7.1, the Company may not issue equity securities representing more than 15% of its expanded capital in any 12-month period without first obtaining shareholder approval, but may seek ratification by shareholders of such an issuance. As a result, the Company seeks shareholder ratification for the issuance of 492,429,045 options in connection with the Company's proposed issuance of preferred shares if and to the extent such options are included as a term of the preferred shares placement. These options to purchase ordinary shares would be the "first tranche" of options to be issued in connection with the proposed sale of preferred shares.

These first tranche options would be exercisable upon payment of A$0.0038 per ordinary share any time until the expiration date, which would be five years from the date of issuance. The options could be issued for no additional consideration beyond the consideration paid for the preferred shares, and would be issued no later than 3 months after the date of the Annual General Meeting.

Approval of Resolution 4 will ensure that the proposed issuance of the first tranche of 492,429,045 options, if it occurs, would not be counted toward the Company's fifteen percent (15%) capacity under ASX Listing Rule 7.1.

A failure to approve Resolution 4 would not necessarily preclude the Company from issuing the "first tranche" of 492,429,045 options in connection with the issuance of the preferred shares. It would also not necessarily prevent the issuance of the "second tranche" of 507,170,955 options for which the Company seeks approval under Resolution 5. In each case, the options could be issued without shareholder approval only if and to the extent that the issuance of the options does not exceed the Company's 15% placement capacity.

The Board unanimously recommends Shareholders vote in favor of Resolution 4.

~~**Resolution 5 — Authorize the issuance of up to 507,170,955 options in conjunction with the issuance of preferred shares.**~~

~~As described in Resolution 4, the Company is currently seeking to raise additional capital through an issuance of preferred shares in order to, among other things, ensure compliance with the continued listing requirements of the NYSE American stock exchange. As part of that issuance, the Company anticipates that it will issue an aggregate of up to 999,600,000 options to the purchaser of such preferred shares in one or more tranches.~~

~~Under ASX Listing Rule 7.1, the Company may not issue equity securities representing more than 15% of its expanded capital in any 12-month period without first obtaining shareholder approval, but may seek ratification by shareholders of such an issuance. As a result, the Company seeks shareholder authorization for the issuance of 507,170,955 options in connection with the Company's proposed issuance of preferred shares if and to the extent such options are included as a term of the preferred shares placement. These options to purchase ordinary shares would be the "second tranche" of options to be issued in connection with the proposed sale of preferred shares.~~

~~These second tranche options would be exercisable upon payment of A$0.0038 per ordinary share any time until the expiration date, which would be five years from the date of issuance. The options could be issued for no additional consideration beyond the consideration paid for the preferred shares, and would be issued no later than 3 months after the date of the Annual General Meeting.~~

~~Approval of Resolution 5 will ensure that the proposed issuance of the second tranche of 507,170,955 options, if it occurs, would not be counted toward the Company's fifteen percent (15%) capacity under ASX Listing Rule 7.1.~~

~~A failure to approve Resolution 5 would not necessarily preclude the Company from issuing the "first tranche" of 492,429,045 options in connection with the issuance of the preferred shares. It would also not necessarily prevent the issuance of the "second tranche" of 507,170,955 options for which the Company seeks approval under Resolution 5. In each case, the options could be issued without shareholder approval only if and to the extent that the issuance of the options does not exceed the Company's 15% placement capacity.~~

~~*The Board unanimously recommends Shareholders vote in favor of Resolution 5.*~~

~~Resolution 6 —~~ Adoption of a new Constitution.

Shareholders will be asked to vote on the following resolution:

"That, for the purposes of sections 136(2) and 648G of the Corporations Act, and for all other purposes, the constitution submitted to this meeting and signed by the Chairman of this meeting for ~~the purpose of~~ identification be adopted as the constitution of the Company in substitution for and to the exclusion of the existing constitution of the Company."

The Company's existing Constitution was adopted on December 9, 2005. The terms of the existing Constitution have not been subject to a comprehensive review or update since that date and the Directors considered it appropriate to review the Constitution to ensure it reflects the workings of the Company and the present provisions of the Australian Corporations Act and the ASX Listing Rules.

The Board recommends that the Company's existing Constitution be amended to address specific matters that the Board considers to be in the best interests of the Company, and to promote the efficient running of the Company which should be of long term benefit to the Company and its shareholders.

In light of the number of changes being proposed to various parts of the existing Constitution, and the fact that some of the amendments are of a non-substantive nature, the Board has decided that it is most appropriate to adopt a wholly new constitution rather than approving numerous amendments to the existing Constitution.

A summary of the material changes to the existing Constitution are outlined in the Explanatory Memorandum. Shareholder attention is particularly directed to the "Proportional Takeovers" provisions of the new Constitution, as described in the Explanatory Memorandum.. If the Resolution is passed, the new Constitution will take effect immediately. A copy of the proposed new Constitution can be obtained prioris attached to the meeting by contacting the Company.this U.S. Proxy Statement as Exhibit B. A copy of the new Constitution will also be available for inspection at the AGM.

Resolution 4 is a special resolution under Australian law. Accordingly, at least 75% of votes cast by shareholders eligible to vote at the Annual General Meeting must be in favor of Resolution 4 in order for it to be passed. There is no minimum number of votes required to pass the resolution. Neither broker non–votes nor abstentions will affect the outcome of the resolution.

The Board unanimously recommends Shareholders vote in favor of Resolution 64.

Resolution 5— Approval of the future issuance of up to $2,000,000,000 ordinary shares.

Shareholders will be asked to vote on the following resolution:
Resolution

"That, for the purpose of Listing Rule 7.1, and for all other purposes, approval is given for the issue of up to 2,000,000,000 Shares, to investors not classified as related parties of the Company, for the purpose and on the terms set out in the explanatory memorandum that accompanied the notice convening this meeting."

Resolution 5 seeks shareholder approval for the issue of up to 2,000,000,000 ordinary shares (10,000,000 American Depositary Shares or "ADSs"), at a price of no less than A$0.0012 per ordinary share ($0.30 per ADS), to investors not classified as related parties of the Company under the ASX Listing Rules. If the new Constitution is approved pursuant to Resolution 4, the Company may instead issue 2,000,000,000 preference shares, convertible to ordinary shares at a 1-to-1 ratio, at a price of no less than A$0.0012 ($0.30) per preference share.

The terms of the preference shares may vary and the range of potential terms can be found on Schedule 1 to the new Constitution, a copy of which is attached to this U.S. Proxy Statement as Exhibit B. A copy of the new Constitution will also be available for inspection at the AGM.

Pursuant to Schedule 1 of the new Constitution, the Board has the authority to fix and determine the terms of the preference shares, including the designations, voting powers, and preferences of the preference shares and any qualifications, limitations, or restrictions on the preference share. The Board may also grant to holders of the preference shares rights to the Company's assets upon liquidation, rights to receive dividends before dividends are declared to holders of the ordinary shares, and rights to the redemption of the preference shares, together with a premium, prior to the redemption of the ordinary shares.

Pursuant to Schedule 1 of the new Constitution, a preference share which may be converted into an ordinary share will have the same rights as a fully paid ordinary share and will rank equally with other fully paid ordinary shares on issue. The conversion of the preference shares to ordinary shares will not constitute a cancellation, redemption or termination of the preference share or an issue, allotment or creation of new ordinary shares, but will have the effect of varying the status of, and the rights attaching to, the preference shares so that they become ordinary shares. Further, preference shares do not entitle holders to vote at any general meeting of the Company except with respect to: (a) proposals to reduce the share capital of the Company; (b) proposals that affects rights attached to the share; (c) proposals to wind up the Company; (d) proposals for the disposal of the whole of the property, business and undertaking of the Company; (e) resolutions to approve the terms of a buy-back agreement; (f) and during the winding up of the Company.

The purpose of Resolution 5 is to enable the Company to raise additional capital by means of an equity placement or placements in order to ensure compliance with the continued listing requirements of the NYSE American Stock Exchange and assist with the Company's funding needs and other corporate activities without utilising the Company's existing 15% placement capacity under Listing Rule 7.1 or the Additional 10% Placement Capacity (in the event Resolution 3 is approved by shareholders).

If shareholders do not approve Resolution 5 and the Company seeks to raise further funds through an issue of equity securities exceeding its existing 15% placement capacity (and, if Resolution 3, the Additional 10% Placement Facility, is approved by shareholders), the Company would need to call another general meeting to approve that issue.

Under Australian law, if a single investor (or group of associated investors) would acquire a voting power in the Company of more than 20% as a result of a placement, the Company must obtain an independent expert's report stating whether the acquisition is fair and reasonable to the other shareholders, and the acquisition must be approved by an ordinary resolution of shareholders on which no votes are cast by the acquirer or its associates. It is unknown at this stage whether the ordinary shares that are the subject of Resolution 5 will be issued to a single investor (or group of associated investors) and hence whether this additional approval will be required.

If shareholders approve Resolutions 3 and 5, the Company will be authorized to issue 2,000,000,000 ordinary shares at a price of no less than A$0.0012 per ordinary share ($0.30 per ADS) plus ordinary shares representing an additional 10% of the expanded capital. However, even if shareholders approve both Resolutions 3 and 5, the Company may choose to forego the issuance of the 2,000,000,000 ordinary shares, at a price of no less than A$0.0012 per ordinary share ($0.30 per ADS) pursuant to Resolution 5, and instead utilise the Additional 10% Placement Capacity and the existing 15% placement capacity on terms the Board deems reasonable.

Shareholders are advised of the following information in relation to Resolution 5:

(1) The maximum number of ordinary shares to be issued will be 2,000,000,000 (10,000,000 ADSs). The issue could comprise 2,000,000,000 fully paid ordinary shares or, if the new Constitution is approved pursuant to Resolution 4, the Company might instead issue 2,000,000,000 preference shares, convertible to ordinary shares at a 1-to-1 ratio, at a price of no less than A$0.0012 ($0.30) per preference share.

(2) The ordinary shares will be issued by no later than three months after the date of the AGM. The issue price will be at least 80% of the volume-weighted average market price for Shares, calculated over the last five days on which sales in Shares are recorded on the ASX before the day on which the issue is made or, if there is a prospectus, product disclosure statement or offer information statement relating to the issue, over the last five days on which sales of Shares are recorded before the date on which the prospectus, product disclosure statement or offer information statement is signed. In the event the Company issues preference shares, such shares will be convertible to Shares at a 1-to-1 ratio.

(3) The ordinary shares will be issued to professional and/or sophisticated investors that are not related parties of the Company.

(4) The ordinary shares will be either:
   a. fully paid ordinary shares in the capital of the Company and will upon issue rank equally in all respects with the existing ordinary shares. The Company will apply to ASX for official quotation of such ordinary shares; or
   b. preference shares issued in accordance with the Company's Constitution (if the new Constitution is approved pursuant to Resolution 4) which will be convertible to ordinary shares at a 1-to-1 ratio.

(5) Funds raised from the issue of Shares will be used to ensure compliance with the continued listing requirements of the NYSE American Stock Exchange, for exploration and development of the Foreman Butte Project and general working capital.

(6) The Directors have not yet determined the final issue date (if any) of the ordinary shares the subject of Resolution 5. However, any issue of ordinary shares will occur by no later than three months after the date of the AGM, and the ordinary shares may be issued progressively.

(7) The Company has not yet identified potential investors to participate in the issuance of the ordinary shares but anticipates that the issuance will raise up to $3,000,000 in consideration.

The Company will disregard any votes cast on Resolution 5 by any person (and any associates of such person) who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, and any associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or, it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

If Resolution 5 is approved by shareholders and the Company issues ordinary shares under it, existing shareholders' voting power in the Company will be diluted. There is a risk that (a) the market price for the Company's equity securities may be significantly lower on the date of the issuance than on the date of the Annual General Meeting; and (b) that the ordinary shares may be issued at a price that is at a discount to the market price for the Company's equity securities on the issue date or the ordinary shares are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issuance of the ordinary shares.

You may vote "For," "Against" or "Abstain" on Resolution 5. Resolution 5 is passed by a simple majority of votes cast on the resolution, either in person or by proxy. There is no minimum number of votes required to pass the resolution. Neither broker non–votes nor abstentions will affect the outcome of the resolution.

The Board unanimously recommends Shareholders vote in favor of Resolution 5.

Resolution 6—Advisory vote on "named executive officer" compensation.

In accordance with the requirements of the U.S. Securities Exchange Act of 1934, the compensation paid to the Company's "named executive officers," as disclosed in this Annexure "A" U.S. Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion in the "Executive Compensation" section of this U.S. Proxy Statement, is hereby submitted to an advisory vote of shareholders, as follows:

"That the Shareholders approve, on an advisory basis, the compensation of the Company's "named executive officers," as disclosed in Annexure "A" to the Explanatory Memorandum accompanying the notice convening this ~~U.S. Proxy Statement~~meeting, including the "Compensation Discussion and Analysis," compensation tables and narrative ~~disclosure in this U.S. Proxy Statement~~disclosed."

Our "named executive officers" are:

1. Terence M. Barr, Managing Director, Chief Executive Officer and President
2. Robyn Lamont, Chief Financial Officer
3. David Ninke, Vice President–Exploration
4. Mark Ulmer, Vice President–Engineering and Operations

In accordance with Section 14A of the U.S. Securities Exchange Act of 1934, this resolution is advisory only and does not bind the Board. The Board will review the results of the votes and will take them into account in making a determination concerning named executive officer compensation. Currently, the Company holds an advisory vote on executive compensation on an annual basis.

You may vote "For," "Against" or "Abstain" on the advisory vote. The advisory vote is passed by a simple majority of votes cast on the resolution, either in person or by proxy. There is no minimum number of votes required to pass the resolution. Neither broker non–votes nor abstentions will affect the outcome of the resolution.

The Board unanimously recommends that Shareholders vote in favor of Resolution ~~7~~6.

Resolution ~~8~~7—Advisory vote on the frequency of future advisory votes on "named executive officer" compensation.

In accordance with the requirements of the U.S. Securities Exchange Act of 1934, the frequency of the required advisory vote on the compensation paid to the Company's "named executive officers", which vote must be taken every one year, every two years or every three years, as the shareholders elect, is hereby submitted to an advisory vote of shareholders, as follows:

"That the Shareholders approve, on an advisory basis, the frequency of the required advisory vote on the compensation paid to the Company's "named executive officers," as disclosed in ~~this U.S. Proxy Statement~~Annexure "A" to the Explanatory Memorandum accompanying the notice convening this meeting."

In accordance with Section 14A of the U.S. Securities Exchange Act of 1934, this resolution is advisory only and does not bind the Board or the Company.

You may vote "Every Year," "Every Two Years", "Every Three Years", or "Abstain" on Resolution ~~8~~7. Resolution ~~8~~7 is non-binding, as provided by law. The Board will review the results of the votes and will take them into account in making a determination concerning frequency of future advisory votes on named executive officer compensation.

The Board recommends that you vote to hold an advisory vote on named executive officer compensation "Every Year."

AUDIT COMMITTEE MATTERS

Audit Committee Pre–Approval Policy

The charter of the Audit Committee includes certain procedures regarding the pre-approval of all engagement letters and fees for all auditing services and permitted non-audit services performed by the independent auditors, subject to any exception under Section 10A of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "Exchange Act"). Pre-approval authority may be delegated to an Audit Committee member or a subcommittee comprised of members of the Audit Committee, and any such member or subcommittee shall report any decisions to the full Audit Committee at its next scheduled meeting. All services were approved by the Audit Committee pursuant to its pre–approval policies as in effect as of the relevant times.

Representatives of the Company's Australian auditor, RSM Bird Cameron ("RSM"), will be present at the Annual General Meeting and will be available to respond to appropriate questions. Representatives of the Company's U.S. auditor, Hein & Associates LLP, are not expected to be present at the Annual General Meeting.

13

Fees Paid to Principal Accountants

	Fiscal Year Ended June 30,			
	2017		2016	
Audit fees	$	275,050	$	244,008
Audit–related fees	$	0	$	0
Tax fees	$	0	$	0
All other fees(1)	$	0	$	23,000
Total	$	275,050	$	267,008

(1) All other fees in fiscal year 2017 includes services in connection with our internal controls. All services were approved by the Audit Committee.

Our auditor for the years ended June 30, 2016 and June 30, 2017 was Hein & Associates LLP.

Audit Committee Report

Our management is responsible for the preparation of our financial statements and our independent auditor, Hein & Associates LLP ("Hein"), is responsible for auditing our annual financial statements and expressing an opinion as to whether they are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States ("US GAAP"). The Audit Committee is responsible for, among other things, reviewing and selecting our independent auditor, reviewing our annual and interim financial statements and pre–approving all engagement letters and fees for auditing services.

In the performance of its oversight function in connection with our financial statements as of and for the fiscal year ended June 30, 2017, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management and Hein. The Audit Committee's review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements;

- Discussed with Hein the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, of the Auditing Standards Board of the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- Received the written disclosures and the letter from Hein regarding its communications with the Audit Committee concerning independence as required by the Public Company Accounting Oversight Board and discussed Hein's independence with Hein; and

- Reviewed and approved the services provided by Hein.

Based upon the reports and discussions described above, and subject to the limitations on the roles and responsibilities of the Audit Committee referred to in its charter, the Audit Committee recommended to the Board, and the Board approved, that the Company's audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, as filed with the Securities and Exchange Commission on September [28], 2017.

AUDIT COMMITTEE:
Greg Channon
Peter Hill

ORDINARY SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

This section sets forth information regarding the beneficial ownership of our ordinary shares, including ordinary shares held by means of ADSs, by certain holders of our ordinary shares and by our executive officers and directors. Beneficial ownership has been determined in accordance with applicable SEC rules.

As of September 22, 2017, the Company was aware of one beneficial owner of more than 5% of the Company's ordinary shares, as set forth in the table below. All information concerning security ownership of certain beneficial owners is based upon filings made by such persons with the SEC or upon information provided by such persons to us.

	Ordinary Shares Beneficially Owned	
Name	Amount of Ordinary Shares	Percent of Total Ordinary Shares
Robert E. Mead[1]	219,773,000	6.69%

(1) Based on a Form 13G/A filing made by the shareholder on April 19, 2017, which listed the shareholder as owning 1,098,865 ADSs. The shareholder's address is 3653 Maplewood Ave., Dallas, TX 75205.

The following table sets forth information regarding beneficial ownership of our ordinary shares by our executive officers and directors as of September 26, 2017. Except as otherwise indicated, (i) the address of the persons listed below is c/o Samson Oil & Gas Limited, 1331 17th Street, Suite 710, Denver, CO 80202 and (ii) the persons listed below, to our knowledge, have sole voting and investment power with respect to all shares of ordinary shares shown as beneficially owned by them, subject to the application of community property laws where applicable. To the Company's knowledge, none of the ordinary shares held by our executive officers and directors have been pledged as security as of that date. Beneficial ownership representing less than 1% is denoted with an asterisk.

As if September 26, 2017, there were 3,283,000,444 ordinary shares outstanding.

Name	Ordinary Shares Beneficially Owned	
	Amount of Ordinary Shares	Percent of Total Ordinary Shares
Directors and officers		
Terence Barr[1]	84,840,966	2.6%
Greg Channon[2]	29,105,000	*
Peter Hill[3]	35,291,200	1.1%
Denis Rakich[4]	25,717,400	*
Robyn Lamont[5]	45,261,178	1.4%
David Ninke[6]	43,814,400	1.3%
Mark Ulmer[7]	~~59,591~~90,264,200	~~1.8~~2.7%
Current Directors and Current Executive Officers as a group (seven persons)	~~323,621~~354,294,344	~~9.9~~10.8%

(1) Consists of (a) 60,000,000 options to purchase ordinary shares which vest Nov. 17, 2017 and are deemed beneficially owned; (b) 24,358,966 ordinary shares; and (c) 2,410 ADSs (482,000 ordinary shares). Mr. Barr exercises sole voting and sole investment control over (a) 16,511,385 ordinary shares held by the Terence M. Barr Superannuation Fund (the "Fund"); and (b) 7,834,621 ordinary shares held by Barr Super Pty, Ltd. William G. Dartnell is trustee of the Fund. Mr. Barr is a beneficiary of the Fund and the sole owner of Barr Super Pty Ltd. Mr. Barr exercises shared voting power and shared investment power over (a) 12,960 ordinary shares and (b) 2,410 ADS, each of which are held jointly with his spouse, Mrs. Laurel Barr.

(2) Consists of (a) 24,000,000 options to purchase ordinary shares which vest Nov. 17, 2017 and are deemed beneficially owned; and (b) 5,105,000 ordinary shares. 1125474 Channon Superannuation Fund (the "Fund") is the record owner of the securities set forth herein. Asgard Capital Management Limited is trustee of the Fund. Mr. Channon is a beneficiary of the Fund and exercises sole voting and sole investment control over the securities.

(3) Consists of (a) 30,000,000 options to purchase ordinary shares which vest Nov. 17, 2017 and are deemed beneficially owned; and (b) 5,291,200 ordinary shares.

(4) Consists of (a) 24,000,000 options to purchase ordinary shares which vest Nov. 17, 2017 and are deemed beneficially owned; and (b) 1,717,400 ordinary shares.

(5) Consists of (a) 37,000,000 options to purchase ordinary shares which vest Nov. 16, 2017 and are deemed beneficially owned; (b) 7,750,378 ordinary shares; and (c) 2,554 ADSs (510,800 ordinary shares).

(6) Consists of (a) 35,000,000 options to purchase ordinary shares which vest Nov. 16, 2017 and are deemed beneficially owned; and (b) 44,072 ADSs (8,814,400 ordinary shares). Mr. Ninke exercises shared voting power and shared investment power over 2,604 American Depositary Shares are held by Mr. Ninke's spouse, Mrs. Suzanne Ninke. Mr. Ninke has a power of attorney over Mrs. Ninke's shares.

(7) Consists of (a) 48,000,000 options to purchase ordinary shares which vest Nov. 16, 2017 and are deemed beneficially owned; and (b) ~~11,591~~211,321 ADSs (42,246,200 ordinary shares~~.~~).

EXECUTIVE COMPENSATION

Executive Officers of the Company

The following table sets forth certain information with respect to our executive officers as of June 30, 2017.

Name	Age	Position
Terence Barr	68	Chief Executive Officer
Robyn Lamont	39	Chief Financial Officer
David Ninke	46	Vice President – Exploration
Denis Rakich	64	Secretary
Mark Ulmer	46	Vice President – Engineering and Operations

Terence Barr. Mr. Barr was appointed President, Chief Executive Officer, and Managing Director of Samson on January 25, 2005. Mr. Barr is a petroleum geologist with over 40 years of experience, including 11 years with Santos. In recent years, Mr. Barr has specialized in tight gas exploration, drilling and completion. Prior to joining Samson, Mr. Barr was employed as Managing Director by Ausam Resources from 1999 to 2003 and was the owner of Barco Exploration from 2003 to 2005.

Robyn Lamont. Ms. Lamont has served as Samson's Chief Financial Officer since May 1, 2006, prior to which she served as its Financial Controller since 2002. Ms. Lamont graduated from the University of Western Australia in 1999 with a Bachelor of Commerce, majoring in Accounting and Finance. She worked for Arthur Andersen in Perth, Western Australia, for three years and qualified as a Chartered Accountant through the Institute of Chartered Accountants in Australia in 2001.

David Ninke. Mr. David Ninke was appointed Vice President – Exploration of Samson Oil & Gas Limited in April 2008. He brings 22 years of geological and geophysical exploration experience in the following regions: Texas and Louisiana Gulf Coast, the Rockies, Permian Basin, and the North Slope of Alaska. Mr. Ninke served as a Senior Geologist/Geophysicist with Aspect Energy, LLC in Denver, Colorado, prior to which he worked with BP in Anchorage, Alaska and Killam Oil Co., Ltd. in San Antonio, Texas. He holds a bachelor's degree in geology from Wittenberg University and a master's degree in geology from Bowling Green State University.

Denis Rakich, **F.C.P.A.** Mr. Rakich is an Australian certified public accountant and has been employed as Samson's Secretary since June 18, 1998. He has served as a corporate secretary for more than 20 years within the petroleum services, petroleum and mineral production and exploration industries, and currently serves as a Director and Company Secretary for Ausgold Ltd. (ASX: AUC), an Australian public company in the resources sector, and Fortune Minerals Limited, a public unlisted company. Mr. Rakich also served as the company secretary of Acap Resources (ASX: ACB) until his resignation on July 3, 2015. He is a member of the Australian Society of Accountants.

Mark Ulmer. Mr. Ulmer was appointed Vice President of Engineering and Operations for Samson Oil & Gas Limited on April 1, 2016. He is a Petroleum Engineer with more than twenty-two years of experience in the oil and gas industry. Mr. Ulmer founded Ulmer Energy, LLC, in 2007, and Ulmer Consulting, LLC, in 2010, and he has founded a variety of other oil-and-gas related companies since that time including an operating entity, a midstream company, two oilfield services companies, and an investment vehicle. Mr. Ulmer earned his Bachelor of Science in Petroleum Engineering in 1994 and a Bachelor of Science in Mechanical Engineering in 1997, both from the Colorado School of Mines. His various graduate degrees, which include an MBA, an MS in Finance, and a Certificate in Entrepreneurial Studies, are from the University of Colorado. He is also a Professional Engineer in Petroleum licensed in Colorado. Mr. Ulmer was Chief Operating Officer for Versa Energy, LLC, in 2013-2014, and he is currently on the Advisory Board for McElvain Energy Fund 2011, LLC.

Executive Officer Compensation in Fiscal Year Ended June 30, 2017

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by our principal executive officer, and our three other highest paid executive officers, other than the principal executive officer, who were serving as executive officers as of June 30, 2017 (the "named executive officers").

Name and Principal Position	Fiscal Year Ended June 30	Salary ($)	Accrued Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compen-sation ($)(1)(2)	Total ($)(1)
Terence M. Barr Managing Director, Chief Executive Officer and	2017	390,000	–	56,903	103,640		–	23,982	574,525
President	2016	350,000	–	–	–		–	26,447	376,447
Robyn Lamont Chief Financial	2017	275,945	–	27,463	63,911		–	33,088	400,407
Officer	2016	211,750	–	–	–		–	30,205	241,640

David Ninke Vice President– Exploration	2017	269,798	–	31,402	60,456	–	33,237	394,893
	2016	242,127	–	–	–	–	32,674	274,801
Mark Ulmer Vice President– Engineering and Operations	2017	370,500	–	17,968	82,912	–	36,519	525,899
	2016	80,750	–	–	–	–	10,677	91,427

(1) Any amounts paid in Australian dollars have been converted to U.S. dollars based on the average rate for the year ended June 30, 2016 and 2017 as appropriate.
(2) Amounts disclosed as All Other Compensation includes health insurance benefit payments and 401K contributions.

Outstanding Equity Awards

The following table provides information on the holdings of equity awards of our named executive officers at June 30, 2017. This table includes unexercised and unvested options and equity awards. Vesting schedules are subject to acceleration or forfeiture in certain circumstances, including a change of control.

	Option awards					Stock awards			
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) [1]
Terence M. Barr	60,000,000(1)	—	—	$ 0.052	Nov. 15, 2026	—	—	—	—
Robyn Lamont	37,000,000(2)	—	—	$ 0.041	Nov. 16, 2026	—	—	—	—
David Ninke	35,000,000(3)	—	—	$ 0.041	Nov. 16, 2026	—	—	—	—
Mark Ulmer	48,000,000(4)	—	—	$ 0.041	Nov. 16, 2026	—	—	—	—

(1) Mr. Barr's 60,000,000 options vest on Nov. 17, 2017.
(2) Ms. Lamont's 37,000,000 options vest on Nov. 16, 2017.
(3) Mr. Ninke's 35,000,000 options vest on Nov. 16, 2017.
(4) Mr. Ulmer's 48,000,000 options vest on Nov. 16, 2017.

Pension Benefits

We do not have any tax-qualified defined benefit plans or supplemental executive retirement plans that provide for payments or other benefits to our executive officers in connection with their retirement.

Potential Payments upon Termination or Change in Control

The table below reflects estimated amounts of compensation payable by us to each of our executive officers (except for Mr. Rakich and Mr. Ulmer, who do not have an employment agreement with the Company) upon their termination of employment with us. The actual amounts to be paid out can only be determined at the time of such executive officer's termination. Regardless of the manner in which an executive officer terminates, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include:

- accrued salary;

- ordinary share options awarded, to the extent vested;

- any amounts payable pursuant to the terms of company plans and policies (e.g. incentive compensation plan, unused vacation pay, any distributions due under health or disability insurance plans);

- reimbursement of expenses incurred prior to the date of termination; and

- amounts contributed and vested under our 401(k) plan.

If an executive officer's employment is terminated without cause, or for death or disability, then we will also pay the executive officer an amount equal to his or her total salary for the difference between the 90 days' notice of termination (12 months for Mr. Barr) that is required by each employment agreement, and the actual notice given by the Company, subject to all appropriate withholdings and deductions. A "resignation with good reason" of an executive officer is treated the same as a termination without cause by the Company. A change in compensation or benefits not permitted under the employment agreement, including a failure to have a cash bonus plan in place, can be the basis for a resignation with good reason under the employment agreements.

For executive officers whose employment agreement contains a change in control provision, if there is a change in control of the Company at any time during the term of the employment agreement, whether before or after any notice of termination without cause, then the executive officer shall be entitled to receive notice of the effective date of termination 12 months prior to such date. If there is a change in control during the term of the employment agreement and the Company provides executive officer with a notice of termination that is less than the change in control notice period, then the severance payments shall be based on the difference between the change in control notice period and the actual notice given by the Company. Such payments will be lump sum payments payable upon the employee entering into a release agreement satisfactory to the Company. In accordance with Australian legal requirements, Mr. Barr's employment agreement does not provide for any severance payments upon a change in control.

A "change in control" is generally deemed to occur under the employment agreements if (i) any person, entity or group becomes the beneficial owner, directly or indirectly, of 50.1% or more of the voting securities of the Company; or (ii) as a result of, or in connection with, any tender offer, exchange offer, merger, business combination, sale of assets or contested election of directors, the persons who were directors of the Company immediately before such a transaction no longer constitute a majority of the directors of the Company; or (iii) the Company is merged or consolidated with another corporation or entity and, as a result of the merger or consolidation, less than 50.1% of the outstanding voting securities of the surviving corporation or entity is then owned in the aggregate by the former shareholders of the Company; or (iv) the Company transfers all or substantially all of its assets to another company which is not a wholly owned subsidiary of the Company.

The following table shows the potential payments upon termination of employment of our named executive officers as of June 30, 2017. For the purposes of this table, it is assumed that the terminated employee receives the maximum payment under his or her employment agreement with the Company. A termination "Without Cause" also includes a termination for "Good Reason," as defined in each executive officer's employment agreement.

Name	Termination Event	Cash Severance Payment ($)	Accelerated Vesting ($)	Continuation of Additional Benefits($)	Total($)
Terence M. Barr	Voluntary or For Cause:	–	–	–	–
	Without Cause:	400,000	–	18,000	418,000
	Disability:	400,000	–	–	400,000
	Death:	400,000	–	–	400,000
	Change in Control:	–	–	–	–
Robyn Lamont	Voluntary or For Cause:	–	–	–	–
	Without Cause:	60,500	–	4,542	65,042
	Disability:	60,500	–	4,542	65,042
	Death:	60,500	–	–	60,500
	Change in Control:	290,000	–	18,000	308,000
David Ninke	Voluntary or For Cause:	–	–	–	–
	Without Cause:	69,179	–	5,188	72,367
	Disability:	69,179	–	5,188	72,367
	Death:	69,179	–	–	69,179
	Change in Control:	276,717	–	18,000	294,717
Mark Ulmer	Voluntary or For Cause:	–	–	–	–
	Without Cause:	95,000	–	4,500	99,500
	Disability:	95,000	–	4,500	99,500
	Death:	95,000	–	–	95,000
	Change in Control:	380,000	–	18,000	398,000

Director Compensation in 2017

Each member of the Board based in Australia received A$80,000 per annum. Each member of the Board based in the United States of America received US$80,000 per annum. The chairman of the Board received an additional A$25,000 per annum. Dr. Hill is currently serving as the chairman of the Board. The U.S. dollar amounts are in the table directly below. Mr. Barr receives no additional compensation for serving as a director.

Director Summary Compensation Table

The following table summarizes the compensation we paid to our non-employee directors during fiscal year ended June 30, 2017.

Name	Fees Earned Or Paid In Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Australian superannuation contributions made by the Company ($)	Total ($)(1)
Greg Channon	52,815	19,864	41,127	-	113,806
Peter Hill	105,000	30,865	51,820	-	187,685

(1) Any amounts paid in Australian dollars have been converted to U.S. dollars based on the average rate for the year ended June 30, 2017.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes the securities authorized for issuance under the Company's equity compensation plans as of June 30, 2017.

Plan Category	(a) Ordinary Shares to be Issued Upon Exercise of Outstanding Options	(b) Weighted-average Exercise Price of Outstanding Options ($)	(c) Ordinary Shares Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by our stockholders	320,000,000	0.0061	-
Equity compensation plans not approved by our stockholders	4,000,000	0.09	-
Total	**324,000,000**	0.0071	-

Description of the 2009 Stock Option Plan

The Company has an existing stock option plan, the Samson Oil & Gas Limited Stock Option Plan (the "2009 Plan"), under which stock options may be granted to employees, directors and consultants. Under the Company's 2009 Plan, and in accordance with Australian law, the Company's constitution, and the listing rules of the ASX, the Board or an authorized committee of the Board may from time to time grant options, determine the exercise price per share of any option grant, and determine the amount, intervals, and terms upon which each option shall become exercisable. The Board may from time to time amend, suspend or terminate the 2009 Plan. The Plan will terminate automatically if Company's ADS cease to trade on the NYSE American.

The purpose of the 2009 Plan is to advance the interests of the Company and its subsidiaries by ensuring that the issuance of the stock options issuable under the 2009 Plan is governed by the Australian regulatory regime when such regime conflicts with the regulatory regime of the United States of America. The Company's ordinary shares trade on the ASX and its ADS trade on the NYSE American. Despite similar motives of transparency and investor protection, ASX rules and Australian law at times conflict with NYSE American rules and United States laws regarding the issuance of options. In view of the inequitable result that arises from adherence to both the ASX/Australian and NYSE/US regulatory regimes, the Board adopted the 2009 Plan to abide by Australian law and ASX rules where such law and rules conflict with US law and NYSE American rules.

Description of the 2016 Stock Option Plan

At our 2016 Annual General Meeting, shareholders approved the 2016 Stock Option Plan (the "2016 Plan"). The Company contemplates that future awards may be granted under the 2016 Plan rather than the 2009 Plan.

The purposes of the 2016 Plan are to align the interests of the Company, subsidiaries, and shareholders with those of its officers, directors and employees, as well as other individuals providing services to the Company, by creating incentives for such persons to exert maximum efforts for the success of the Company. The 2016 Plan provides for an aggregate of three hundred twenty million (320,000,000) shares to be initially available for issuance under options (which shares are the equivalent of one million six hundred thousand (1,600,000) ADSs). This number includes one hundred thirty-eight million (138,000,000) ordinary shares (the equivalent of 690,000 ADSs) in options that were granted to Directors under the 2016 Plan in accordance with resolutions approved by shareholders at our 2016 Annual General Meeting. The maximum number of shares subject to issuance under options that may be granted under the 2016 Plan to any one participant in any one calendar year is sixty million (60,000,000) shares (the equivalent of 300,000 ADSs), unless a greater number is authorized by a resolution approved by the Board and the shareholders.

The 2016 Plan will be terminated 10 years from the date that it is approved by the Company's shareholders but it must be submitted to shareholders for re-adoption every three years during that period. The 2016 Plan permits the award of options to any officer, director and employee or other individual providing services to the Company. The 2016 Plan is administered by the Board, and it may be administered by one or more committees appointed by the Board. (The appropriate acting body, be it the Board or a committee within its delegated authority is referred to in this summary as the "Administrator.") Subject to the terms of the 2016 Plan, the Administrator determines the persons to whom options are granted, the number of shares granted, the vesting schedule, if any, and the type of consideration to be paid to the Company upon the exercise of the stock options.

The Administrator may grant both incentive stock options ("ISOs") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. Each ISO must be granted only to a U.S. Person and may not be exercisable for more than 10 years. Each option must be granted at an exercise price of no less than 100% of the fair market value of the ordinary shares on the date of the grant. The exercise price of ISOs which are granted to a holder of more than 10% of the total combined voting power of the Company must be equal or greater than 110% of fair market value. Any option granted under the 2016 Plan generally must have a term no greater than ten years but the term of an ISO granted to a holder of more than 10% of the ordinary shares cannot exceed five years.

The Board may, at any time and from time to time, amend the 2016 Plan in any respect provided that no such amendment may become effective without approval of the shareholders if shareholder approval is necessary to satisfy statutory or regulatory requirements or if the Board determines that shareholder approval is otherwise necessary or desirable. No amendment may adversely affect any option holder's rights and obligations with respect to outstanding options under the 2016 Plan without the consent of such holders.

POLICY REGARDING RELATED PERSON TRANSACTIONS

The Audit Committee has adopted a written policy regarding the review and approval of transactions between us and any "related person." Pursuant to the Audit Committee charter, the Audit Committee must review any transaction involving the Company and any related party at least once a year or upon any significant change in the transaction or relationship. The Committee shall also oversee any related party transactions. For these purposes, a "related party transaction" includes any transaction required to be disclosed pursuant to Item 404 of SEC Regulation S–K, as it may be amended from time to time.

There have been no transactions between the Company and any related person since July 1, 2015 which were required to be disclosed in accordance with SEC regulations.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. To our knowledge, based solely on a review of the copies of such reports available to us and written representations that no other reports were required, we believe that all reporting obligations of our officers, directors and greater than ten percent stockholders under Section 16(a) were satisfied during the year ended June 30, 2017, except that Ms. Lamont was one day late filing one Form 4 report regarding the acquisition of ordinary shares and options to purchase ordinary shares approved by shareholders at the 2016 AGM.

CORPORATE GOVERNANCE

General

Our business is managed under the direction of the Board. In connection with its oversight of our operations and governance, the Board has adopted, among other things, the following:

- a Code of Business Conduct and Ethics to provide guidance to directors, officers and employees with regard to certain ethical and compliance issues; and

- charters of the Audit Committee and Compensation Committee of the Board.

Each of these documents can be viewed on our website at *www.samsonoilandgas.com*. We will disclose on our website any amendment or waiver of the Code of Business Conduct and Ethics in the manner required by SEC and NYSE American rules. Copies of the foregoing documents and disclosures are available without charge to any person who requests them. Requests should be directed to Samson Oil & Gas Limited, 1331 17th Street, Suite 710, Denver, Colorado 80202.

The Board meets regularly to review significant developments affecting us and to act on matters requiring its approval. Directors are requested to make attendance at meetings of the Board and Board committees a priority, to come to meetings prepared, having read any materials provided to them prior to the meetings and to participate actively in the meetings. The Board held 11 meetings during the fiscal year ended June 30, 2017 and acted 7 times by written consent. No director attended fewer than 75 percent of the total number of meetings of the Board and committees on which he or she served during the fiscal year. Directors attend the Annual General Meeting when it is felt the cost of travel to the meeting is justified. Last year, Mr. Barr, Mr. Rakich and Mr. Channon attended the 2016 Annual General Meeting.

Board Leadership Structure and Risk Management

Dr. Hill serves as our Chairman of the Board and our lead independent director. His duties in that role include presiding at executive sessions of the independent directors, reviewing agendas for board meetings, reviewing with the Managing Director, Chief Executive Officer and President his annual goals and objectives, and consulting with the Board regarding its evaluation of the performance of the Managing Director, Chief Executive Officer and President. The Board believes that Dr. Hill's strong leadership as lead independent director, together with the Board's parity of independent directors and other aspects of its governance, provides appropriate independent oversight to Board decisions.

Mr. Barr currently serves as our Managing Director, Chief Executive Officer and President. Each of our directors other than Mr. Barr and Mr. Rakich is an independent director under the rules of the NYSE American. Mr. Barr has served as Managing Director, Chief Executive Officer and President since January 2005. Accordingly, the Board believes that he is uniquely qualified to be the person who typically sets the agenda for, and leads discussions of, strategic issues for the Company.

The Board oversees the risks involved in the Company's operations as part of its overall oversight function, integrating risk management into the Company's overall compliance policies and procedures. While the Board has the ultimate oversight responsibility for the risk management process, the Audit Committee has specific responsibilities relating to risk management. Among other things, the Audit Committee, pursuant to its charter, addresses Company policies with respect to risk assessment and risk management, and reviews major risk exposures (whether financial, operating or otherwise) and the guidelines and policies that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. The independent directors of the Board consider risk and risk management issues in the course of performing their duties with respect to compensation and governance issues, respectively.

Board Committees

The composition and primary responsibilities of the Audit Committee and the Compensation Committee are described below.

The *Audit Committee* currently consists of Mr. Channon and Dr. Hill, with Mr. Channon acting as Chairman. The primary function of the Audit Committee is to assist the Board in its oversight of our financial reporting process. Among other things, the committee is responsible for reviewing and selecting our independent registered public accounting firm and reviewing our accounting practices. The Board has determined that Mr. Channon qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of SEC Regulation S-K and that each member of the committee is independent under applicable NYSE American and SEC rules. See "Resolution 1—Re-Election of Director—Board of Directors" for a summary of the business experience of each member of the committee. During the fiscal year ended June 30, 2017, the Audit Committee held 5 meetings and acted nil times by written consent.

The *Compensation Committee* currently consists of Mr. Channon and Dr. Hill, with Dr. Hill acting as Chairman. The purpose of the Committee is to (i) discharge the Board's responsibilities relating to the compensation of Samson's executive officers and directors, (ii) review and discuss with management the Compensation Discussion and Analysis to be included in the U.S. Proxy Statement and Annual Report on Form 10-K and (iii) prepare the Compensation Committee Report required by Securities and Exchange Commission rules for inclusion in Samson's annual report and U.S. Proxy Statement in order to recommend that the Compensation Discussion and Analysis be included in such U.S. Proxy Statement and annual report. The Board has determined that each member of the committee is (i) independent under applicable NYSE American rules, (ii) a "non-employee director" as defined in Rule16b-3 under the Exchange Act and (iii) an "outside director" as defined in Section 162(m) of the Internal Revenue Code of 1986 (the "Code"). During the fiscal year ended June 30, 2017, the Compensation Committee held one meeting and acted nil time by written consent. The Compensation and Audit Committees also communicate frequently by email.

The Compensation Committee shall endeavor to ensure that compensation programs are designed to encourage high performance, promote accountability and align the affected employees' interests with those of the Company's shareholders. When appropriate, as permitted under applicable law and the listing standards of the NYSE American, the Board or the Compensation Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Compensation Committee, the Board or members of management, except that it may not delegate its responsibilities for any matters where it has determined such compensation is intended to comply with Section 162(m) of the Internal Revenue Code or is intended to be exempt from Section 16(b) under the Securities Exchange Act of 1934 pursuant to Rule 16b-3 and the delegation could disqualify the compensation under either or both of such provisions.

Due to the Company's small size and limited number of directors and officers, the Company does not have a nominating committee at present, although the Board has adopted a charter for a Corporate Governance and Nominating Committee of the Board if one is formally established, and a current copy of this charter is available to shareholders on the Company's website, *www.samsonoilandgas.com*. The two independent directors perform certain functions of a nominating committee; in particular, the independent directors: (i) oversee compliance by Samson, the Board and its committees with corporate governance principles; (ii) advise the Board with respect to the structure and composition of committees of the Board, (iii) are responsible for overseeing the annual review of the Board's performance, (iv) recommend the compensation of the Company's directors, and (v) address related matters. Director nominations are either selected or recommended for the Board's selection by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate. In evaluating director candidates, the independent directors consider the business experience, or specialized skills or experience of director candidates, as well as diversity of background and experience. The Board believes it is able to adequately perform the responsibilities of a nominating committee at this time through its independent directors.

The Board does not have a formal policy with respect to the consideration of diversity when assessing directors and directorial candidates, but considers diversity as part of its overall assessment of the board's functioning and needs. The Board, through its independent directors, may retain a search firm to assist it in identifying potential candidates, but it has not done so to date.

The Board does not currently have a policy or specified procedures in place pursuant to which security holders may recommend nominees to the Board. We believe that the Board can appropriately consider and respond to shareholder nominations.

Director Independence

The Board has determined that, other than Mr. Barr and Mr. Rakich, each member of the Board is independent under NYSE American rules. Pursuant to these rules "independent director" means a person other than an executive officer or employee of the Company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, there are a number of specific criteria that would disqualify a director from being considered independent, none of which apply to the Company's two independent directors.

Managing Director

The Company's constitution enables the Board to appoint one or more managing directors. The Board may delegate any of the powers of the Board to a managing director, as permitted by applicable law. The Board may remove the managing director from the office of managing director at any time. The company's constitution exempts the managing director from retiring by rotation with the rest of the members of the Board, and the managing director is therefore never up for election at any Annual General Meeting.

Non-Management Sessions

The Board meets in executive session without management as it deems necessary. In addition, both independent members of the Board are members of the Compensation Committee and Audit Committee. Therefore, every time these committees meet, the Board is holding meetings in executive session.

Communicating with the Board of Directors

Interested parties may direct correspondence to the Board or to any individual director by mail to the following address: Samson Oil & Gas Limited, Attn: Chairman, Board of Directors, 1331 17th Street, Suite 710, Denver, Colorado 80202.

Communications should indicate (i) the type and amount of Samson securities held by the person submitting the communication, if any, and/or the nature of the person's other interest in Samson, (ii) any personal interest the person has in the subject matter of the communication and (iii) the person's mailing address, e-mail address and telephone number. Unless the communication relates to an improper topic (e.g., it contains offensive content or advocates that we engage in illegal activities) or it fails to satisfy the procedural requirements of the policy, we will deliver it to the person(s) to whom it is addressed.

OTHER MATTERS

Proposals by Holders of Ordinary Shares and Holders of ADSs

Any proposal that a holder of ordinary shares or ADSs wishes to include in proxy materials for our 2018 Annual General Meeting of shareholders pursuant to SEC Rule 14a-8 must have been received no later than Friday, June 8, 2018 and must have been submitted in compliance with the rule. If we change the date of our 2018 Annual General Meeting by more than 30 days from the date of the 2017 Annual General Meeting, then the deadline is a reasonable time before we begin to print and mail our proxy materials. Proposals should be directed to Samson Oil & Gas Limited, Attn: Secretary, Level 16, AMP Building, 140 St Georges Terrace, Perth, Western Australia 6000.

Pursuant to SEC Rule 14a-4(c)(1), if our Secretary receives any shareholder proposal at the address listed above after August 22, 2018 that is intended to be considered at the 2018 Annual General Meeting without inclusion in the U.S. Proxy Statement for the meeting, all proxies will have discretionary authority to vote on such proposal.

Notwithstanding the foregoing, any nomination for director that a shareholder wishes to propose for consideration at the 2018 Annual General Meeting of shareholders, but does not seek to include in our U.S. Proxy Statement under applicable SEC rules, must be received at our principal executive offices no later than 30 business days before the 2018 Annual General Meeting pursuant to Section 3.5 of the Company's Constitution. Section 3.5 of our Constitution also requires that the Company receive a consent to act as a director signed by the person who is nominated at least 30 business days before the 2018 Annual General Meeting. Any such proposal must be an appropriate subject for shareholder action under applicable law and must otherwise proceed pursuant to the Company's Constitution and the Corporations Act.

By order of the Board of Directors,

/s/ Denis Rakich
Secretary

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2017 filed with the Securities and Exchange Commission (including exhibits) will be provided at no charge to any stockholder entitled to vote at the Annual Meeting by written request to: Samson Oil & Gas Limited, 1331 17th Street, Suite 710, Denver, Colorado 80202.

EXHIBIT A
REMUNERATION REPORT

Remuneration Report (Audited)
The remuneration report is set out under the following headings:

A Key management personnel disclosed in this report
B Principles used to determine the nature and amount of remuneration
C Details of remuneration
D Service agreements
E Equity instruments held by key management personnel
F Loans to key management personnel
G Other transactions and balances with key management personnel
H Company performance

The information provided in this remuneration report has been audited as required by section 308 (3C) of the *Corporations Act 2001*.

A Key management personnel disclosed in this report
For the purposes of this report, Key Management Personnel (KMP) of the Consolidated Entity are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Consolidated Entity, directly or indirectly, including any director (whether executive or otherwise) of the Parent Company.

For the purposes of this report, the term “executive” encompasses the Chief Executive Officer, Company Secretary, Chief Financial Officer, Vice President – Exploration and Vice President - Operations. There are no further employees employed by either the Company or its subsidiaries who meet the definition of executive, therefore only the five executives detailed above are included in this report. During the year and as at the date of this report, unless stated otherwise, the key management personnel were:

Terry Barr	Managing Director
Peter Hill	Non-executive Director, Chairman
Greg Channon	Non-executive Director
Denis Rakich	Company Secretary, Executive Director
Robyn Lamont	Chief Financial Officer
David Ninke	Vice President – Exploration
Mark Ulmer	Vice President - Operations

B Principles used to determine the nature and amount of remuneration
The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The performance of the Company depends upon the quality of its Directors and executives. To be successful and maximise shareholder wealth, the Company must attract, motivate and retain highly skilled Directors and executives.

Remuneration packages applicable to the executive Directors, senior executives and non-executive Directors are established with due regard to:

- Performance against set goals
- Ability to attract and retain qualified and experienced Directors and senior executives.

The Company has formed a Compensation Committee. The current members of the Compensation Committee are Dr. Hill and Mr. Channon. The Compensation Committee is responsible for determining and reviewing compensation arrangements for Directors and executives. The Committee assesses the appropriateness of the nature and amount of remuneration of Directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Executive Remuneration

The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

- Align the interests of executives with those of shareholders;
- Link reward with strategic goals and performance of the Company; and
- Ensure total remuneration is competitive by market standards.

Base pay for executives is reviewed on the contract renewal date to ensure the base pay is set to reflect the market for a comparable role. There are no guaranteed base pay increases included in any executives' contracts.

Remuneration consists of fixed remuneration and remuneration incentives in the form of options issued in the Company.

The level of fixed remuneration is reviewed annually by the Board having due regard to performance against goals set for the year and relevant comparative information. The Board has access to external advice independent of management if required. During the year ended 30 June 2014 the Board sought advice from Denver Compensation and Benefits LLC in regards to the remuneration, including cash compensation and short and long term incentives for employees of the Consolidated Entity. No external advice was sought during the year ended 30 June 2016 and 30 June 2017.

Non-executive Director Remuneration
Fees and payments to non-executive Directors reflect the demands which are made on, and the responsibilities of, the Directors. Non-executive Directors' fees and payments are reviewed annually by the board. The Chair's fees are determined independently of the other non-executive Directors. The Chair is not present at any discussions relating to determination of his own remuneration.

The ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between Directors as agreed. The latest determination was at the Annual General Meeting held on 18 November 2010 when shareholders approved an aggregate remuneration of A$500,000 per annum. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed annually.

Non-executive Directors are encouraged by the Board to hold shares in the Company (purchased by Directors on market). It is considered good governance for Directors to have a stake in the Company on whose Board they sit.

Remuneration Incentives
The Company does not have a policy in place limiting the Directors exposure to risk in relation to the Company's options.

The remuneration of non-executive Directors for the year ended 30 June 2017 and 2016 is detailed in Table 1 and Table 2 of this report.

Remuneration Incentives
Directors' remuneration is not linked to either long term or short term incentives. The Board feels that the expiry date and exercise price of the options issued to the Directors in the current and prior years are sufficient to align the goals of the Directors and executives with those of the shareholders to maximise shareholder wealth. There are no performance criteria or service conditions attached to options issued to Directors.

Vesting conditions are attached to options that are issued to executives and employees.

During the year ended 30 June 2017 there were nil option issues (or other share based payments) to Directors as remuneration.

Bonus plan for calendar year ended 31 December 2016
The Compensation Committee agreed not to put a bonus plan in place for the calendar year ended 31 December 2016.

Bonus plan for calendar year ended 31 December 2017
The Compensation Committee agreed not to put a bonus plan in place for the calendar year ended 31 December 2017.

Voting and comments made at the company's 2016 Annual General Meeting ('AGM')
At the 2016 AGM, 82% of the votes received supported the adoption of the remuneration report for the year ended 30 June 2016.

C   Details of Remuneration
Amounts of remuneration
Details of remuneration of the Directors and executives of the Company and Consolidated Entity in accordance with the requirements of the *Corporations Act 2001* and its Regulations are set out in the following tables.

Table 1: Key Management Personnel compensation for the year ended 30 June 2017

	Short Term		Post Employment	Share-based Payments		Total	Total Performance Related
	Salary & Fees $	Non-monetary Benefits $	Super - annuation $	Options $	Ordinary Shares $	$	%
Directors							
T. Barr	390,000	5,982	18,000	103,640	56,903	574,525	18.0%
P. Hill	96,078	-	-	51,820	30,865	178,763	29.0%
G. Channon	52,815	-	-	41,127	19,864	113,806	36.1%
D. Rakich	81,408	-	7,864	41,127	5,602	136,001	30.2%
Executives							
R. Lamont	275,945	14,267	18,821	63,911	27,463	400,407	16.0%
D. Ninke	269,798	15,237	18,000	60,456	31,402	394,893	15.3%
M. Ulmer	370,500	18,519	18,000	82,912	17,968	507,899	16.3%
	1,536,544	**54,005**	**80,685**	**444,993**	**190,067**	**2,306,294**	

4

Table 2: Key Management Personnel compensation for the years ended 30 June 2016

	Short Term		Post Employment	Share-based Payments		Total	Total Performance Related
	Salary & Fees $	Non-monetary Benefits $	Super - annuation $	Options $	Ordinary Shares $	$	%
Directors							
T. Barr	350,000	8,947	17,500	-	-	376,447	0.0%
D. Craig[1]	44,934	-	-	-	-	44,934	0.0%
K. Skipper[2]	17,740	-	-	-	-	17,740	0.0%
V. Rudenno[1]	39,906	-	-	-	-	39,906	0.0%
E. McColley[3]	7,665	-	-	-	-	7,665	0.0%
N. Fearis[4]	14,526	-	-	-	-	14,526	0.0%
P. Hill[5]	19,955	-	-	-	-	19,955	0.0%
G. Channon[5]	12,134	-	-	-	-	12,134	0.0%
D. Rakich[6]	85,211	-	8,521	-	-	93,732	0.0%

Executives

Notes:
[1] Ceased to hold office on 27 January 2016
[2] Ceased to hold office 29 on October 2015
[3] Resigned on 5 August 2015
[4] Appointed 4 October 2015 and resigned 27 January 2016
[5] Appointed 27 January 2016
[6] Appointed as a Director on 27 January 2016

Table 3 The proportion of remuneration linked to performance and the fixed proportion are as follows

Name	Fixed remuneration 2017	2016	At risk - STI 2017	2016	At risk - LTI 2017	2016
Directors						
T. Barr	100%	100%	18%	-%	-%	-%
D. Craig[1]	NA	100%	NA	-%	NA	-%
K. Skipper[2]	NA	100%	NA	-%	NA	-%
V. Rudenno [1]	NA	100%	NA	-%	NA	-%
E. McColley[3]	NA	100%	NA	-%	NA	-%
N. Fearis[4]	NA	100%	NA	-%	NA	-%
P. Hill[5]	100%	100%	29%	-%	-%	-%
G. Channon[5]	100%	100%	36%	-%	-%	-%
D. Rakich[6]	100%	100%	88%	-%	-%	-%
Executives						
R. Lamont	100%	100%	-%	-%	-%	-%
D. Ninke	100%	100%	-%	-%	-%	-%
M. Ulmer	100%	100%	-%	-%	-%	-%

D   Service Agreements

It is the Board's policy that employment contracts are only entered into with the managing director and senior executives. As such contracts have been entered into for Mr. Barr, Mr. Ninke and Ms. Lamont. Details of these contracts are included below.

Mr. Barr – Chief Executive Officer

Effective 1 January 2011, Mr. Barr has been retained by the Company to act as the Company's President, Managing Director and Chief Executive officer for a period of three years with an option to extend the contract for an additional three years at the mutual agreement of both the Company and the employee. In January 2014, his contract was extended for an additional 2 years. Mr. Barr signed a new contract effective 31 December 2015, this contract has a two-year term. As of 1 January 2016, the contract allows for total compensation of $418,000 (cash and non cash benefits).

Mr. Ninke – Vice President Exploration

Effective 1 January 2011, Mr. Ninke has been retained by the Company to act as Vice President - Exploration for a period of three years with an option to extend the contract for an additional three years. In January 2014, Mr. Ninke's contract was extended for three years at the mutual agreement of both the Company and the employee. A new two year contract was signed by Mr. Ninke, effective 1 January 2017. As of 1 January 2017, the contract allows for total compensation of $304,717 (cash and non cash benefits).

Ms. Lamont – Chief Financial Officer

Effective 1 January 2011, Ms. Lamont has been retained by the Company to act as the Vice President – Finance and Chief Financial Officer for a period of three years with an option to extend the contract for an additional three years at the mutual agreement of both the Company and the employee. In January 2014, Ms. Lamont's contract was extended for an additional three years. A new three-year contract was signed with Ms. Lamont, effective 1 January 2017. As of 1 January 2017, the contract allows for total compensation of $308,000 (cash and non cash benefits).

Mr. Ulmer – VP - Operations
Effective 1 April 2016, Mr. Ulmer has been retained by the Company to act as the Vice President – Operations. Mr. Ulmer signed a contract effective 1 January 2017 for this position for a period of three years. As of 1 January 2017, the contract allows for total compensation of $398,000 (cash and non cash benefits).

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

E   ***Equity instruments held by key management personnel***
     (i)   *Option holdings of key management personnel*
     (ii) *Shares issued on exercise of options*
     (iii) *Shareholding of key management personnel*

     (i)   *Option holdings of key management personnel*

30 June 2017	Balance at beginning of period 1 July 2016	Exercised during the year	Expired during the year	Granted as compensation	Other	Balance at end of period 30 June 2017	Options vested at 30 June 2017
Directors							
T. Barr	802,938	-	(802,938)	60,000,000	-	60,000,000	-
D. Rakich	-	-	-	24,000,000	-	24,000,000	-
P. Hill	-	-	-	30,000,000	-	30,000,000	-
G. Channon	-	-	-	24,000,000	-	24,000,000	-
Executives							
R. Lamont	-	-	-	37,000,000	-	37,000,000	-
D. Ninke	-	-	-	35,000,000	-	35,000,000	-
M. Ulmer	-	-	-	48,000,000	-	48,000,000	-
Total	**802,938**	**-**	**(802,938)**	**258,000,000**	**-**	**258,000,000**	**-**

     (ii)   *Shares issued on exercise of options*

No directors or executive options were exercised during the year ended 30 June 2017 (2016: nil)

     (iii)   *Shareholdings of key management personnel*

30 June 2017	Balance at beginning of period 1 July 2016	Granted as compensation	On exercise of options	Net change other	Balance at end of period 30 June 2017
Directors					
T. Barr	14,546,446	16,258,000	-	(5,963,480)	24,840,966
D. Rakich	200,000	1,517,400	-	-	1,717,400
P. Hill	-	8,818,800	-	(3,527,600)	5,291,200
G. Channon	100,000	5,005,000	-	-	5,105,000
Executives					
R. Lamont	2,472,038	8,718,400	-	(2,929,260)	8,261,178
D. Ninke	2,112,400	9,969,000	-	(3,267,000)	8,814,400
M. Ulmer	-	5,704,200	-	5,887,000	11,591,200
	19,430,884	**55,990,800**	**-**	**(9,800,340)**	**65,621,344**

Notes:
All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Consolidated Entity would have adopted if dealing at arm's length. In the tables above "Net Change Other" represents shares held by the Company as Treasury stock to pay for the taxes payable on the shares issued. Net Change Other for M. Ulmer relates to shares purchased by him in on market transactions.

F   Loans to key management personnel
No loans have been granted to key management personnel during the current or prior year.

G   Other transactions and balances with key management personnel
There were no transactions with key management personnel or their related parties during the current or prior year other than those mentioned above.

H   Company Performance
The Company's performance is reflected in the movement in the Company's earnings/(loss) per share (EPS) over time. The graph below shows Samson Oil & Gas Limited's basic EPS history for the past five years, including the current period as well as the average share price quoted from the ASX.

EPS for the years ended 30 June 2017, 2016, 2015, 2014 and 2013 has been measured based on the net (loss)/profit as calculated by the application of Australian Accounting Standards.


Samson Oil & Gas Limited
earnings/(loss) per share and average share price over the past five financial years
EPS
Average Share Price
Cents
4.00
3.00
2.00
1.00
-
(1.00)
(2.00)
2013
2014
2015
2016
2017
Year

This concludes the remuneration report, which has been audited

EXHIBIT B
CONSTITUTION

DATED 2017

SAMSON OIL & GAS LIMITED (ACN 009 069 005)

CONSTITUTION

Squire Patton Boggs (AU)
Level 21
300 Murray Street
Perth WA 6000
Australia
DX 124 Perth

O +61 8 9429 7444
F +61 8 9429 7666

CONTENTS

AGREED TERMS		**89**
1	**DEFINED TERMS AND INTERPRETATION**	**89**
1.1	Definitions	89
1.2	Interpretation	90
1.3	Corporations Act	90
1.4	Replaceable rules not to apply	90
1.5	Currency	91
1.6	Application of Listing Rules	91
1.7	Previous Constitution	91
2	**SHARE CAPITAL**	**92**
2.1	Directors to issue shares	92
2.2	Preference shares	92
2.3	Class meetings	93
2.4	Non-recognition of interests	93
2.5	Joint holders of shares	93
2.6	Commission and brokerage	93
3	**REDUCTION OF CAPITAL**	**93**
4	**LIEN**	**93**
4.1	Lien on share	93
4.2	Lien on loans under employee incentive schemes	94
4.3	Lien on distributions	94
4.4	Exemption from article 4.1 or 4.2	94
4.5	Extinguishment of lien	94
4.6	Company's rights to recover payments	94
4.7	Reimbursement is a debt due	94
4.8	Sale under lien	94
4.9	Limitations on sale under lien	94
4.10	Transfer on sale under lien	95
4.11	Irregularity or invalidity	95
4.12	Proceeds of sale	95
5	**CALLS ON SHARES**	**95**
5.1	Directors to make calls	95
5.2	Time of call	95
5.3	Members' liability	95
5.4	Joint holders' liability	95
5.5	Non-receipt of notice	96
5.6	Interest on default	96
5.7	Fixed Instalments	96
5.8	Differentiation between holders as to calls	96
5.9	Prepayment of calls and interest	96
6	**FORFEITURE OF SHARES**	**96**
6.1	Notice requiring payment of call	96
6.2	Contents of notice	96
6.3	Forfeiture for failure to comply with notice	97
6.4	Dividends and distributions included in forfeiture	97
6.5	Sale or re-issue of forfeited shares	97
6.6	Notice of forfeiture	97
6.7	Surrender instead of forfeiture	97
6.8	Cancellation of forfeiture	97
6.9	Effect of forfeiture on former holder's liability	97
6.10	Evidence of forfeiture	97

6.11	Transfer of forfeited share	97
6.12	Registration of transferee	98
6.13	Irregularity or invalidity	98
7	**TRANSFER OF SHARES**	**98**
7.1	Forms of instrument of transfer	98
7.2	Execution and delivery of transfer	98
7.3	Effect of registration	98
7.4	Company to register forms without charge	98
7.5	Power to refuse to register	98
7.6	Obligation to refuse to register	99
7.7	Written notice to security holder	99
7.8	Company to retain instrument of transfer	99
8	**TRANSMISSION OF SHARES**	**99**
8.1	Transmission of shares on death	99
8.2	Information given by personal representative	99
8.3	Death of joint owner	100
8.4	Transmission of shares on bankruptcy	100
8.5	Transmission of shares on mental incapacity	100
9	**PROCEDURE TO APPROVE PROPORTIONAL TAKEOVER BID**	**100**
9.1	Definitions	100
9.2	Resolution to approve Proportional Takeover Bids	101
9.3	Sunset	103
10	**GENERAL MEETINGS**	**103**
10.1	Annual general meeting	103
10.2	Convening a general meeting	103
10.3	Use of technology at general meetings	103
10.4	Notice of general meeting	103
10.5	Calculation of period of notice	103
10.6	Cancellation or postponement of a meeting	103
10.7	Notice of cancellation or postponement of a meeting	104
10.8	Contents of notice of postponement of meeting	104
10.9	Number of clear days for postponement of meeting	104
10.10	Business at postponed meeting	104
10.11	Proxy, attorney or Representative at postponed meeting	104
10.12	Non-receipt of notice	105
10.13	Director entitled to notice of meeting	105
11	**PROCEEDINGS AT GENERAL MEETINGS**	**105**
11.1	Membership at a specified time	105
11.2	Number for a quorum	105
11.3	Requirement for a quorum	105
11.4	If quorum not present	105
11.5	Adjourned meeting	106
11.6	Appointment of chairman of general meeting	106
11.7	Absence of chairman at general meeting	106
11.8	Conduct of general meetings	106
11.9	Disruption and termination of general meeting	106
11.10	Adjournment of general meeting	107
11.11	Notice of adjourned meeting	107
11.12	Questions decided by majority	107
11.13	No casting vote for chairman	107
11.14	Voting on show of hands	108
11.15	Poll	108
11.16	Entitlement to vote	108
11.17	Joint shareholders' vote	109
11.18	Effect of unpaid call	109

11.19	Validity of vote in certain circumstances	109
11.20	Objection to voting qualification	109
12	**THE DIRECTORS**	**109**
12.1	Number of Directors	109
12.2	Change of number of Directors	110
12.3	Retirement and election of Directors	110
12.4	Office held until conclusion of meeting	110
12.5	Director elected at general meeting	110
12.6	Eligibility for election as Director	110
12.7	Casual vacancy or additional Director	111
12.8	Remuneration of Directors	111
12.9	Superannuation contributions	112
12.10	Additional or special duties	112
12.11	Retirement benefit	112
12.12	Expenses	112
12.13	Director's interests	112
12.14	Vacation of office of Director	113
13	**POWERS AND DUTIES OF DIRECTORS**	**113**
13.1	Directors to manage Company	113
13.2	Specific powers of Directors	113
13.3	Appointment of attorney	114
13.4	Provisions in power of attorney	114
13.5	Signing of cheques	114
13.6	Delegation of Directors' powers	114
14	**MANAGING DIRECTORS AND EXECUTIVE OFFICERS**	**114**
14.1	Appointment of Managing and Executive Directors	114
14.2	Ceasing to be a Managing or Executive Director	114
14.3	One Managing Director exempt	115
14.4	Remuneration of Managing and Executive Directors	115
14.5	Powers of Managing and Executive Directors	115
15	**PROCEEDINGS OF DIRECTORS**	**115**
15.1	Directors' meetings	115
15.2	Director may convene a meeting	115
15.3	Quorum for Directors' meeting	115
15.4	Use of technology for Directors' meetings	115
15.5	Questions decided by majority	115
15.6	Alternate Director and voting	116
15.7	Chairman of Directors	116
15.8	Absence of chairman at Directors' meeting	116
15.9	Chairman's casting vote at Directors' meetings	116
15.10	Appointment of Alternate Director	116
15.11	Alternate Director and meetings	116
15.12	Alternate Director's powers	116
15.13	Alternate Director responsible for own acts and defaults	116
15.14	Alternate Director and remuneration	117
15.15	Termination of appointment of Alternate Director	117
15.16	Appointment or termination in writing	117
15.17	Alternate Director and number of Directors	117
15.18	Continuing Directors may act	117
15.19	Delegation of powers to Committees	117
15.20	Chairman of Committee	117
15.21	Meetings of Committee	117
15.22	Determination of questions	118
15.23	Validity of acts of Directors	118
16	**CIRCULATING RESOLUTION OF DIRECTORS**	**118**

16.1	Written resolution signed by a majority of eligible Directors	118
16.2	Signing of circulating resolution	118
16.3	Deemed minute	119
17	**SECRETARY**	**119**
17.1	Appointment of Secretary	119
17.2	Suspension and removal of Secretary	119
17.3	Powers, duties and authorities of Secretary	119
18	**MINUTES**	**119**
18.1	Minutes to be entered into books	119
18.2	Minutes to be signed by chairman	119
19	**SEALS**	**119**
19.1	Safe custody of common seals	119
19.2	Use of common seal	120
20	**INSPECTION OF RECORDS**	**120**
20.1	Inspection by Members	120
20.2	Right of a Member to inspect	120
21	**DIVIDENDS AND RESERVES**	**120**
21.1	Payment of dividend	120
21.2	No interest on dividends	120
21.3	Reserves and profits carried forward	120
21.4	Calculation and apportionment of dividends	121
21.5	Deductions from dividends	121
21.6	Distribution of specific assets	121
21.7	Resolution of distribution difficulties	122
21.8	Payments in respect of shares	122
21.9	Effectual receipt from one joint holder	122
21.10	Election to reinvest dividend	122
21.11	Election to accept shares instead of dividends	123
21.12	Unclaimed dividends	123
22	**CAPITALISATION OF PROFITS**	**123**
22.1	Capitalisation of reserves and profits	123
22.2	Applying a sum for the benefit of Members	123
22.3	Implementing the resolution	123
23	**SERVICE OF DOCUMENTS**	**124**
23.1	Document includes notice	124
23.2	Methods of service	124
23.3	Post	124
23.4	Fax or other electronic means	124
23.5	Evidence of service	124
23.6	Joint holders	125
23.7	Persons entitled to shares	125
24	**WINDING UP**	**125**
24.1	Distribution of assets	125
24.2	Powers of liquidator to vest property	125
24.3	Shares issued on special terms	125
25	**INDEMNITY AND INSURANCE**	**125**
25.1	Indemnity	125
25.2	Insurance	126
25.3	Contract	126
26	**RESTRICTED SECURITIES**	**126**
26.1	Disposal during Escrow Period	126
26.2	Breach of Restriction Agreement or Listing Rules	126

27   UNMARKETABLE PARCELS   **126**

27.1   Definitions   126

27.2   Power to sell existing unmarketable parcels   126

27.3   Power to sell new unmarketable parcels   127

27.4   Extinguishment of interests and claims   127

27.5   Manner of sale   127

27.6   Application of proceeds   128

27.7   Voting and dividend rights pending sale   128

SCHEDULE 1 – TERMS OF PREFERENCE SHARES   **129**

AGREED TERMS

1 DEFINED TERMS AND INTERPRETATION

1.1 Definitions

In this Constitution unless the contrary intention appears:

Alternate Director means a person appointed as an alternate director under article 15.10.

ASIC means Australian Securities and Investments Commission.

ASX means ASX Limited or Australian Securities Exchange as the context requires.

Board means the Directors acting collectively under this Constitution.

Business Day means Monday to Friday (inclusive), except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Committee means a committee of Directors constituted under article 15.19.

Company means Samson Oil & Gas Limited (ACN 009 069 005), as that name may be changed from time to time.

Constitution means this constitution as amended from time to time, and a reference to an article is a reference to an article of this Constitution.

Corporations Act means the *Corporations Act 2001* (Cth).

CS Facility has the same meaning as prescribed CS facility in the Corporations Act.

CS Facility Operator means the operator of a CS Facility.

Director means a person holding office as a director of the Company, and where appropriate includes an Alternate Director.

Directors means all or some of the Directors acting as a board.

Disposed has the same meaning as prescribed in the Listing Rules.

Escrow Period has the same meaning as prescribed in the Listing Rules.

Executive Director means a person appointed as an executive director under article 14.1.

Issuer Sponsored Holding means a holding on an electronic sub-register maintained by the Company in accordance with the Listing Rules.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable to the Company while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Managing Director means a person appointed as a managing director under article 14.1.

Member means a person entered in the Register as a holder of one or more shares in the capital of the Company.

Operating Rules means the operating rules of a CS Facility regulating the settlement, clearing and registration of uncertificated shares as amended, varied or waived (whether in respect of the Company or generally) from time to time.

Prescribed Interest Rate means the rate determined by the Directors for the purpose of this Constitution, and in the absence of a determination means the rate 4% per annum above the 60 day Bank Bill Swap Reference Rate last published on or before that day in The Australian Financial Review (or if that rate has not been published, another rate set by the Directors in good faith).

Register means the register of Members of the Company under the Corporations Act and, if appropriate, includes a branch register.

Registered Office means the registered office of the Company.

Representative means a person appointed to represent a corporate Member at a general meeting of the Company in accordance with the Corporations Act.
Restricted Securities has the same meaning as prescribed in the Listing Rules.
Restriction Agreement means a restriction agreement within the meaning and for the purposes of the Listing Rules.
Secretary means a person appointed under article 17.1 as a secretary of the Company and where appropriate includes an acting secretary and a person appointed by the Directors to perform all or any of the duties of a secretary of the Company.
Special Resolution means a resolution that has been passed by at least 75% of the votes cast by Members entitled to vote on the resolution.

1.2   Interpretation

Headings are for convenience only and do not affect interpretation.
In this Constitution unless the contrary intention appears:

(a)   words importing any gender include all other genders;

(b)   the word 'person' includes an individual, a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association or an authority;

(c)   a document, including this Constitution, includes any variation or replacement of it;

(d)   the singular includes the plural and vice versa;

(e)   a reference to legislation includes regulations and other instruments under it and any variation or replacement of any of them;

(f)   a power, an authority or a discretion given to a Director, the Directors, the Company in general meeting or a Member may be exercised at any time and from time to time;

(g)   a reference to an amount paid on a share includes an amount credited as paid on that share;

(h)   'writing' and 'written' includes printing, typing and other modes of reproducing words in a visible form including, without limitation, any representation of words in a physical document or in an electronic communication or form or otherwise; and

(i)   a reference to dollars, A$ or $ is a reference to the lawful currency of Australia.

1.3   Corporations Act

In this Constitution unless the contrary intention appears:
(a)   a word or expression defined or used in the Corporations Act has the same meaning when used in this Constitution in a similar context; and

(b)   'section' means a section of the Corporations Act.

1.4   Replaceable rules not to apply

The provisions of the Corporations Act that apply as replaceable rules are displaced by this Constitution and do not apply to the Company.

1.5 Currency

The Directors may:

(a) differentiate between Members as to the currency in which any amount payable to a Member is paid (whether by way of or on account of dividends, repayment of capital, participation in surplus property of the Company or otherwise);

(b) determine to pay a distribution in a currency other than Australian dollars and the amount payable will be converted from Australian dollars in any manner, at any time and at any exchange rate as the Directors think fit; and

(c) in deciding the currency in which a payment is to be made to a Member, have regard to the registered address of the Member, the register on which a Member's shares are registered and any other matters as the Directors consider appropriate.

Payment in another currency of an amount converted under this article is as between the Company and a Member adequate and proper payment of the amount payable.

1.6 Application of Listing Rules

In this Constitution a reference to the Listing Rules only applies while the Company is on the official list of ASX.

While the Company is on the official list of ASX:

(a) despite anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done as the case may be;

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is taken to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is taken not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is taken not to contain that provision to the extent of the inconsistency.

1.7 Previous Constitution

(a) This Constitution supersedes the constitution of the Company (if any) in force immediately prior to the adoption of this Constitution.

(b) The adoption of this Constitution does not affect the validity or effect of anything done under any previous constitution of the Company, so that (without limitation):

(i) every Director and Secretary of the Company in office immediately prior to adoption of this Constitution is taken to have been appointed, and will continue in office, under this Constitution; and

(ii)   any seal properly adopted by the Company prior to the adoption of this Constitution is taken to be a seal properly adopted under this Constitution.

2   SHARE CAPITAL

2.1   Directors to issue shares

The issue of shares in the Company is under the control of the Directors who may:

(a)   issue and cancel shares in the Company;

(b)   grant options over unissued shares in the Company; and

(c)   settle the manner in which fractions of a share, however arising, are to be dealt with,

subject to the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares.

2.2   Preference shares

(a)   The Company may issue preference shares and issued shares may be converted into preference shares provided that the rights of the holders of the preference shares with respect to the repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting and priority of payment of capital and dividends in relation to other shares or other classes of preference shares are:

(i)   as set out in Schedule 1; or

(ii)   as approved by a resolution of the Company in accordance with the Corporations Act.

(b)   The rights of holders of preference shares issued by the Company other than pursuant to Schedule 1, but in accordance with the Corporations Act, are determined by the terms of issue of those preference shares and the relevant resolution of the Company, and are not determined by or affected by the rights set out in Schedule 1.

(c)   Subject to the Corporations Act and the Listing Rules, the Company may issue preference shares which are, or are at the option of the Company to be liable, to be redeemed or to be converted into other shares on such conditions and in such a manner as the Directors decide under the terms of issue of the preference shares.

(d)   Subject to the Corporations Act and the Listing Rules, the Company may issue any combination of fully paid, partly paid or unpaid preference shares.

(e)   Despite this article 2.2 and Schedule 1, the Company may not issue a preference share that confers on the holder rights that are inconsistent with those specified in the Listing Rules, except to the extent of any waiver or modification of the Listing Rules by ASX.

2.3 Class meetings

The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with any necessary changes to every separate meeting of the holders of a class of shares except that a quorum is constituted by at least two persons who, between them, hold or represent one-third of the issued shares of the class (unless only one person holds all of the shares of the class, in which case that person constitutes a quorum).

2.4 Non-recognition of interests

Except as required by law, the Company is not required to recognise:

(a)   a person as holding a share on any trust; or

(b)   any other interest in any share or any other right in respect of a share except an absolute right of ownership in the registered holder,

whether or not it has notice of the trust, interest or right.

2.5 Joint holders of shares

Where two or more persons are registered as the joint holders of shares then they are taken to hold the shares as joint tenants with rights of survivorship, but the Company is not bound:

(a)   to register more than three persons as joint holders of a share; or

(b)   to issue more than one certificate or holding statement in respect of shares jointly held.

2.6 Commission and brokerage

(a)   The Company may make payments by way of brokerage or commission to a person in consideration for the person subscribing or agreeing to subscribe, whether absolutely or conditionally, for shares or options or procuring or agreeing to procure subscriptions, whether absolute or conditional, for shares or options.

(b)   The brokerage or commission may be satisfied by payment in cash, by allotment of fully or partly paid shares, by issue of debentures or a combination of all or any of such ways.

3 REDUCTION OF CAPITAL

The Company may, subject to the Corporations Act, reduce its share capital in any way including, but not limited to, distributing securities of any other body corporate to Members and for the Members to be bound by the constitution of that body corporate.

4 LIEN

4.1 Lien on share

To the extent permitted by law, the Company has a first and paramount lien on every share for:

(a)   all due and unpaid calls and instalments in respect of that share;

(b)   all money which the Company is required by law to pay, and has paid, in respect of that share;

(c)　　reasonable interest on the amount due from the date it becomes due until payment; and

(d)　　reasonable expenses of the Company in respect of the default on payment.

4.2　　Lien on loans under employee incentive schemes

The Company also has a first and paramount lien on each share registered in the name of the Member for all money payable to the Company by the Member under loans made under an employee incentive scheme.

4.3　　Lien on distributions

A lien on a share under article 4.1 or 4.2 extends to all distributions in respect of that share, including dividends.

4.4　　Exemption from article 4.1 or 4.2

The Directors may at any time exempt a share wholly or in part from the provisions of article 4.1 or 4.2.

4.5　　Extinguishment of lien

The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the lien to the transferee.

4.6　　Company's rights to recover payments

(a)　　A Member must reimburse the Company on demand in writing for all payments the Company makes to a government or taxing authority in respect of the Member, the death of a Member or the Member's shares or any distributions on the Member's shares, including dividends, where the Company is either:

(i)　　required by law to make the relevant payment; or

(ii)　　advised by a lawyer qualified to practice in the jurisdiction of the relevant government or taxing authority that the Company is required by law to make the relevant payment.

(b)　　The Company is not obliged to advise the Member in advance of its intention to make the payment.

4.7　　Reimbursement is a debt due

The obligation of the Member to reimburse the Company is a debt due to the Company as if it were a call on all the Member's shares, duly made at the time when the written demand for reimbursement is given by the Company to the Member. The provisions of this Constitution relating to non-payment of calls, including payment of interest and sale of the Member's shares under lien, apply to the debt.

4.8　　Sale under lien

Subject to article 4.9, the Company may sell, in any manner the Directors think fit, any share on which the Company has a lien.

4.9　　Limitations on sale under lien

A share on which the Company has a lien may not be sold by the Company unless:

(a)   an amount in respect of which the lien exists is presently payable; and

(b)   the Company has, not less than 14 days before the date of sale, given to the registered holder of the share or the person entitled to the share by reason of the death, bankruptcy or insolvency of the registered holder, a notice in writing setting out, and demanding payment of, the amount which is presently payable in respect of which the lien exists.

4.10   Transfer on sale under lien

For the purpose of giving effect to a sale under article 4.8, the Company may receive the proceeds, if any, given for the share so sold and may execute a transfer of the share sold in favour of the purchaser of the share, or do all such other things as may be necessary or appropriate for it to do to effect the transfer. The purchaser is not bound to see to the application of the purchase money.

4.11   Irregularity or invalidity

The title of the purchaser to the share is not affected by any irregularity or invalidity in connection with the sale of the share under article 4.8.

4.12   Proceeds of sale

The proceeds of a sale under article 4.8 must be applied by the Company in payment of the amount in respect of which the lien exists under article 4.1 as is presently payable, and the residue, if any, must be paid to the person entitled to the share immediately before the sale.

5   CALLS ON SHARES

5.1   Directors to make calls

The Directors may:
(a)   make calls on a Member in respect of any money unpaid on the shares of that Member, if the money is not by the terms of issue of those shares made payable at fixed times;

(b)   make a call payable by instalments; and

(c)   revoke or postpone a call.

5.2   Time of call

A call is taken to be made at the time when the resolution of the Directors authorising the call is passed.

5.3   Members' liability

Upon receiving not less than 30 business days' notice specifying the time or times and place of payment, each Member must pay to the Company by the time or times, and at the place, specified in the notice the amount called on that Member's shares.

5.4   Joint holders' liability

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

5.5   Non-receipt of notice

The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

5.6   Interest on default

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from the day it is due to the time of actual payment at the Prescribed Interest Rate. The Directors may waive payment of that interest wholly or in part.

5.7   Fixed Instalments

Subject to any notice requirements under the Listing Rules, if the terms of a share make a sum payable on issue of the share or at a fixed date, this is taken to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable. In the case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

5.8   Differentiation between holders as to calls

The Directors may, on the issue of shares, differentiate between the holders of the shares as to the amount of calls to be paid and the times of payment.

5.9   Prepayment of calls and interest

The Directors may:

(a)   accept from a Member the whole or a part of the amount unpaid on a share even if no part of that amount has been called; and

(b)   authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the Prescribed Interest Rate, as is agreed between the Directors and the Member paying the sum.

6   FORFEITURE OF SHARES

6.1   Notice requiring payment of call

If a Member fails to pay a call or instalments of a call on the day appointed for payment of the call or instalments, the Directors may, at any time afterwards during such time as any part of the call or instalments remains unpaid, give a notice to the Member requiring payment of so much of the call or instalments as is unpaid, together with any interest that has accrued and all costs and expenses that may have been incurred by the Company by reason of that non-payment.

6.2   Contents of notice

The notice must name a further day, which is at least 14 days from the date of service of the notice, on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

6.3 Forfeiture for failure to comply with notice

If a notice under article 6.1 has not been complied with by the date specified in the notice, the Directors may by resolution forfeit the relevant share, at any time before the payment required by the notice has been made.

6.4 Dividends and distributions included in forfeiture

A forfeiture under article 6.3 includes all dividends and other distributions to be made in respect of the forfeited shares which have not been paid or distributed before the forfeiture.

6.5 Sale or re-issue of forfeited shares

Subject to the Corporations Act, a share forfeited under article 6.3 may be sold, re-issued or otherwise disposed of to such person and on such terms as the Directors think fit.

6.6 Notice of forfeiture

If any share is forfeited under article 6.3, notice of the forfeiture must be given to the Member holding the share immediately before the forfeiture and an entry of the forfeiture and its date must be made in the Register. Any failure to give notice or enter the forfeiture in the Register does not invalidate the forfeiture.

6.7 Surrender instead of forfeiture

The Directors may accept the surrender of any share which they are entitled to forfeit on any terms they think fit and any share so surrendered is taken to be a forfeited share.

6.8 Cancellation of forfeiture

At any time before a sale, re-issue or disposal of a share under article 6.5, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

6.9 Effect of forfeiture on former holder's liability

A person whose share has been forfeited:
(a)   ceases to be a Member in respect of the forfeited share; and

(b)   remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the share, plus interest at the Prescribed Interest Rate from the date of forfeiture and the expenses paid or payable in connection with the sale of the share, until the Company receives payment in full of all money (including interest and expenses) so payable in respect of the shares.

6.10 Evidence of forfeiture

A statement in writing declaring that the person making the statement is a Director or a Secretary, and that a share in the Company has been forfeited in accordance with this Constitution on the date declared in the statement, is prima facie evidence of the facts in the statement as against all persons claiming to be entitled to the share.

6.11 Transfer of forfeited share

The Company may receive any consideration given for a forfeited share on any sale, re-issue or disposal of the share under article 6.5 and may execute or effect a transfer of the share in favour of the person to whom the share is sold, re-issued or disposed.

6.12   Registration of transferee

On the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

6.13   Irregularity or invalidity

The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale, re-issue or disposal of the share.

7   TRANSFER OF SHARES

7.1   Forms of instrument of transfer

Subject to this Constitution and the Listing Rules, a share in the Company is transferable:

(a)   as provided by the Operating Rules of a CS Facility if applicable; or

(b)   by any other method of transfer which is required or permitted by the Corporations Act and Listing Rules.

7.2   Execution and delivery of transfer

If a duly completed instrument of transfer:

(a)   is used to transfer a share in accordance with article 7.1(b); and

(b)   is left for registration at the share registry of the Company, accompanied by any information that the Directors properly require to show the right of the transferor to make the transfer,

the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as the holder of the share.

7.3   Effect of registration

Except as provided by any applicable Operating Rules of a CS Facility, a transferor of a share remains the holder of the share transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the share.

7.4   Company to register forms without charge

The Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without imposing a charge except where a charge is permitted by the Listing Rules.

7.5   Power to refuse to register

If permitted by the Listing Rules, the Directors may:

(a)   request any applicable CS Facility Operator to apply a holding lock to prevent a transfer of shares in the Company from being registered on the CS Facility's sub register; or

(b)   refuse to register a transfer of shares in the Company to which paragraph (a) does not apply.

7.6 Obligation to refuse to register

The Directors must:

(a)   request any applicable CS Facility Operator to apply a holding lock to prevent transfer of shares in the Company from being registered on the CS Facility's sub register; or

(b)   refuse to register any transfer of shares in the Company to which paragraph (a) does not apply,

if:

(c)   the Listing Rules require the Company to do so; or

(d)   the transfer is in breach of the Listing Rules or a Restriction Agreement.

7.7 Written notice to security holder

If in the exercise of their rights under articles 7.5 and 7.6 the Directors request application of a holding lock to prevent a transfer of shares in the Company or refuse to register a transfer of shares they must give written notice of the request or refusal to the holder of the shares, the transferee and any broker lodging the transfer. Failure to give notice does not invalidate the decision of the Directors.

7.8 Company to retain instrument of transfer

The Company must retain every instrument of transfer which is registered for the period required by any applicable law.

8 TRANSMISSION OF SHARES

8.1 Transmission of shares on death

If a Member, who does not hold shares jointly, dies, the Company will recognise only the personal representative of the Member as being entitled to the Member's interest in the shares.

8.2 Information given by personal representative

(a)   If the personal representative gives the Directors the information they reasonably require to establish the representative's entitlement to be registered as a holder of the shares:

(i)   the personal representative may:

(A)   by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(B)   by giving a completed transfer form to the Company, transfer the shares to another person; and

(ii)   the personal representative is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

(b)   On receiving an election under article 8.2(a)(i)(A), the Company must register the personal representative as the holder of the shares.

(c)   A transfer under article 8.2(a)(i)(B) is subject to the articles that apply to transfers generally.

8.3   Death of joint owner

If a Member, who holds shares jointly, dies, the Company will recognise only the survivor as being entitled to the Member's interest in the shares. The estate of the Member is not released from any liability in respect of the shares.

8.4   Transmission of shares on bankruptcy

(a)   If a person entitled to shares because of the bankruptcy of a Member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the shares, the person may:

(i)   by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(ii)   by giving a completed transfer form to the Company, transfer the shares to another person.

(b)   On receiving an election under article 8.4(a)(i), the Company must register the person as the holder of the shares.

(c)   A transfer under article 8.4(a)(ii) is subject to the articles that apply to transfers generally.

(d)   This article 8.4 has effect subject to the *Bankruptcy Act 1966* (Cth).

8.5   Transmission of shares on mental incapacity

(a)   If a person entitled to shares because of the mental incapacity of a Member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the shares:

(i)   the person may:

(A)   by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(B)   by giving a completed transfer form to the Company, transfer the shares to another person; and

(ii)   the person is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

(b)   On receiving an election under article 8.5(a)(i)(A), the Company must register the person as the holder of the shares.

(c)   A transfer under article 8.5(a)(i)(B) is subject to the articles that apply to transfers generally.

9   PROCEDURE TO APPROVE PROPORTIONAL TAKEOVER BID

9.1   Definitions

In this article:
Approving Resolution means a resolution to approve the Proportional Takeover Bid;

Approving Resolution Deadline means the day that is 14 days before the last day of the bid period during which offers under the Proportional Takeover Bid remain open or a later day allowed by ASIC;

Eligible Member has the meaning given in article 9.2(a)(iii); and

Proportional Takeover Bid has the meaning given in the Corporations Act.

9.2   **Resolution to approve Proportional Takeover Bids**

(a)   Where offers have been made under a Proportional Takeover Bid in respect of Securities:

(i)   the registration of a transfer giving effect to a takeover contract for the Proportional Takeover Bid is prohibited unless and until an Approving Resolution is passed or is taken to have been passed in accordance with this article;

(ii)   the Approving Resolution must be voted on in either of the following ways as determined by the Directors:

(A)   at a meeting; or

(B)   by means of a postal ballot;

(iii)   a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the Proportional Takeover Bid was made, held bid class securities (**Eligible Member**) is entitled to vote on the Approving Resolution;

(iv)   an Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is 50% or more, and otherwise is taken to have been rejected; and

(v)   the Directors must ensure that the Approving Resolution is voted on in accordance with this article 9.2 before the Approval Resolution Deadline.

(b)   If the Directors determine that the Approving Resolution will be voted on at a meeting, then the provisions of this Constitution that apply to a general meeting of the Company will apply with such modifications as the circumstances require as if the meeting were a general meeting of the Company.

(c)   If the Directors determine that the Approving Resolution will be voted on by means of a postal ballot:

(i)   the Directors must dispatch to Eligible Members:

(A)   a notice proposing the Approving Resolution;

(B)   a ballot paper for the purpose of voting on the Approving Resolution;

(C)   a statement setting out the details of the Proportional Takeover Bid; and

(D)   a memorandum explaining the postal ballot procedure which is to govern voting in respect of the Approving Resolution;

(ii)   a vote recorded on a ballot paper will not be counted for the purposes of determining whether or not the Approving Resolution is passed, unless the ballot paper is:

(A)   correctly completed and signed under the hand of the Eligible Member or that person's attorney duly authorised in writing or if the Eligible Member is a body corporate, in a manner set out in section 127(1) or (2) of the Corporations Act or under the hand of its attorney so authorised; and

(B)   received at the Registered Office on or before the time and date specified for its return in the notice proposing the Approving Resolution, such date to be not less than 18 days before the end of the period during which offers under the Proportional Takeover Bid remain open; and

(iii)   on the date specified for the return of ballot papers in the notice proposing the Approving Resolution or the Business Days following that date, the Directors will arrange for a count of the ballot papers returned and determine whether the Approving Resolution has been passed or rejected and will upon completion of counting disclose the results of the ballot and the Approving Resolution will accordingly be deemed to have been voted on upon the date of such declaration.

(d)   Subject to article 9.2(f), to be effective, an Approving Resolution must be passed before the Approving Resolution Deadline.

(e)   Where a resolution to approve the Proportional Takeover Bid is voted on before the Approving Resolution Deadline in accordance with this article 9.2, the Company must, on or before the Approving Resolution Deadline, give:

(i)   the bidder; and

(ii)   if the Company is listed - each relevant financial market,

a written notice stating that a resolution to approve the Proportional Takeover Bid has been voted on and whether the resolution has been passed or rejected.

(f)   Where, as at the end of the day before the Approving Resolution Deadline, no Approving Resolution has been voted on in accordance with this article 9.2, a resolution to approve the Proportional Takeover Bid is taken to have been passed on the Approving Resolution Deadline in accordance with this article 9.2.

(g)   If an Approving Resolution is voted on before the Approving Resolution Deadline in accordance with this article 9.2 and is rejected,

(i)   despite section 652A of the Corporations Act:

(A)   all offers under the Proportional Takeover Bid that have not been accepted as at the end of the Approving Resolution Deadline; and

(B)   all offers under the Proportional Takeover Bid that have been accepted, and from whose acceptance binding contracts have not resulted, as at the end of the Approving Resolution Deadline, are taken to be withdrawn at the end of the Approving Resolution Deadline;

(ii) as soon as practicable after the Approving Resolution Deadline, the bidder must return to each person who has accepted an offer referred to in article 9.2(g)(i)(B), any documents that the person sent the bidder with the acceptance of the offer;

(iii) the bidder:

(A) is entitled to rescind; and

(B) must rescind as soon as practicable after the Approving Resolution Deadline,

each binding takeover contract for the Proportional Takeover Bid; and

(iv) a person who has accepted an offer made under the Proportional Takeover Bid is entitled to rescind the takeover contract between such person and the bidder.

9.3 Sunset

Articles 9.1 and 9.2 cease to have effect on the third anniversary of the later of the date of their adoption or, if those articles have been renewed in accordance with the Corporations Act, the third anniversary of the date of their last renewal.

10 GENERAL MEETINGS

10.1 Annual general meeting

Annual general meetings of the Company are to be held in accordance with the Corporations Act.

10.2 Convening a general meeting

The Directors may convene and arrange to hold a general meeting of the Company whenever they think fit and must do so if required to do so under the Corporations Act.

10.3 Use of technology at general meetings

The Company may hold a meeting of its members at two or more venues using any technology that gives the members as a whole a reasonable opportunity to participate.

10.4 Notice of general meeting

Notice of a general meeting must be given in accordance with article 23, the Corporations Act and the Listing Rules.

10.5 Calculation of period of notice

In computing the period of notice under article 10.4, both the day on which the notice to Members is given or taken to be given and the day of the meeting convened by it are to be disregarded.

10.6 Cancellation or postponement of a meeting

(a) Where a general meeting (including an annual general meeting) is convened by the Directors they may by notice, whenever they think fit, cancel the meeting or postpone the holding of the meeting to a date and time determined by them or change the place for the meeting.

(b)   This article 10.6 does not apply to a meeting convened in accordance with the Corporations Act by a single Director, by Members, by the Directors on the request of Members or to a meeting convened by a court.

10.7   Notice of cancellation or postponement of a meeting

Notice of cancellation or postponement or change of place of a general meeting must state the reason for cancellation or postponement and be:

(a)   published in a daily newspaper circulating in Australia; or

(b)   subject to the Corporations Act and the Listing Rules, given in any other manner determined by the Directors.

10.8   Contents of notice of postponement of meeting

A notice of postponement of a general meeting must specify:

(a)   the postponed date and time for the holding of the meeting;

(b)   a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c)   if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

10.9   Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a general meeting to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days' notice of the general meeting required to be given by the Corporations Act.

10.10   Business at postponed meeting

The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the original notice convening the meeting.

10.11   Proxy, attorney or Representative at postponed meeting

Where by the terms of an instrument appointing a proxy or attorney or an appointment of a Representative:

(a)   the appointed person is authorised to attend and vote at a general meeting or general meetings to be held on or before a specified date; and

(b)   the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of Representative,

then, by force of this article, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of Representative unless the Member appointing the proxy, attorney or Representative gives to the Company at its Registered Office notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

10.12 Non-receipt of notice

The non-receipt of notice of a general meeting or cancellation or postponement of a general meeting by, or the accidental omission to give notice of a general meeting or cancellation or postponement of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting or at a postponed meeting or the cancellation or postponement of a meeting.

10.13 Director entitled to notice of meeting

A Director is entitled to receive notice of and to attend all general meetings and all separate meetings of the holders of any class of shares in the capital of the Company and is entitled to speak at those meetings.

11 PROCEEDINGS AT GENERAL MEETINGS

11.1 Membership at a specified time

The Directors may determine, for the purposes of a particular general meeting that all the shares that are quoted on ASX at a specified time before the meeting are taken to be held at the time of the meeting by the persons who hold them at the specified time. The determination must be made and published in accordance with the Corporations Act.

11.2 Number for a quorum

Subject to article 11.5, two Members present in person or by proxy, attorney or Representative are a quorum at a general meeting. In determining whether a quorum is present, each individual attending as a proxy, attorney or Representative is to be counted, except that:

(a) where a Member has appointed more than one proxy, attorney or Representative, only one is to be counted; and

(b) where an individual is attending both as a Member and as a proxy, attorney or Representative, that individual is to be counted only once.

11.3 Requirement for a quorum

An item of business may not be transacted at a general meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the time the first item of business is transacted, it is taken to be present when the meeting proceeds to consider each subsequent item of business unless the chairman of the meeting (on the chairman's own motion or at the request of a Member, proxy, attorney or Representative who is present) declares otherwise.

11.4 If quorum not present

If within 15 minutes after the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened by a Director, or at the request of Members, is dissolved; and

(b) in any other case, stands adjourned to the same day in the next week and the same time and place, or to such other day, time and place as the Directors appoint by notice to the Members and others entitled to notice of the meeting.

11.5   Adjourned meeting

At a meeting adjourned under article 11.4(b), two persons each being a Member, proxy, attorney or Representative present at the meeting are a quorum and, if a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

11.6   Appointment of chairman of general meeting

If the Directors have elected one of their number as chairman of their meetings, that person is entitled to preside as chairman at a general meeting.

11.7   Absence of chairman at general meeting

If a general meeting is held and:
(a)   a chairman has not been elected by the Directors; or

(b)   the elected chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the following may preside as chairman of the meeting (in order of precedence):
(c)   any deputy chairman;

(d)   a Director chosen by a majority of the Directors present;

(e)   the only Director present; or

(f)   a Member chosen by a majority of the Members present in person or by proxy, attorney or Representative.

11.8   Conduct of general meetings

The chairman of a general meeting:
(a)   has charge of the general conduct of the meeting and the procedures to be adopted at the meeting;

(b)   may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c)   may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chairman under this article is final.

11.9   Disruption and termination of general meeting

(a)   The chairman may require any person who wishes to attend the general meeting to comply with searches, restrictions or other security arrangements as the chairman considers appropriate. The chairman may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the chairman or any person who possesses an article which the chairman considers to be dangerous, offensive or liable to cause disruption.

(b)   If any general meeting becomes so unruly or disorderly, whether or not accompanied by any violence or threats of violence, that in the opinion of the chairman the business of the general meeting cannot be conducted in a proper and orderly manner, the chairman may in the chairman's sole and absolute discretion and without giving any reason for doing so either adjourn or terminate the general meeting. If any general meeting is, in the opinion of the chairman, unduly protracted, the chairman may in the chairman's sole and absolute discretion and without giving any reason for doing so, implement such procedural rules as the chairman deems appropriate or adjourn the general meeting.

(c)   If any general meeting is to be terminated by the chairman under article 11.9(b), the chairman must put any incomplete items of business of which notice was given in the notice convening the general meeting and which required a vote at that general meeting, to the vote by poll either without discussion then and there or at such other time, at such place and in such manner as the chairman directs. The results of any such poll on each such item of business is deemed for all purposes to be a resolution or Special Resolution (as the case may be) of the general meeting and be recorded in the minutes of that general meeting accordingly.

(d)   After the chairman of a general meeting declares the meeting to be adjourned, terminated or over, no business or question may be brought forward, discussed or decided.

11.10   Adjournment of general meeting

(a)   The chairman of a general meeting may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and place, but:

(i)   in exercising the discretion to do so, the chairman may, but need not, seek the approval of the Members present in person or by proxy, attorney or Representative; and

(ii)   only unfinished business is to be transacted at a meeting resumed after an adjournment.

(b)   Unless required by the chairman, a vote may not be taken or demanded by the Members present in person or by proxy, attorney or Representative in respect of any adjournment.

11.11   Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

11.12   Questions decided by majority

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

11.13   No casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the general meeting is not entitled to a casting vote, in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or Representative.

11.14 Voting on show of hands

At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is effectively demanded and the demand is not withdrawn. A declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact. Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Poll

If a poll is effectively demanded:

(a)   it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is a resolution of the meeting at which the poll was demanded;

(b)   on the election of a chairman or on a question of adjournment, it must be taken immediately;

(c)   the demand may be withdrawn; and

(d)   the demand does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

11.16 Entitlement to vote

(a)   Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(i)   on a show of hands, each Member present in person and each other person present as a proxy, attorney or Representative of a Member has one vote; and

(ii)   on a poll:

(A)   each Member present in person has one vote for each fully paid share held by the Member and each person present as proxy, attorney or Representative of a Member has one vote for each fully paid share held by the Member that the person represents;

(B)   each Member present has a fraction of a vote for each partly paid share equivalent to the proportion which the amount paid (not credited) of the total amounts paid and payable (excluding amounts credited) on the share. Amounts paid in advance in relation to a call will be ignored when calculating the proportion.

(b)   A Member is not entitled to vote at a general meeting in respect of shares which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

11.17 Joint shareholders' vote

If a share is held jointly and more than one Member votes in respect of that share, only the vote of the Member whose name appears first in the Register counts.

11.18 Effect of unpaid call

A Member is not entitled at a general meeting to cast a vote attached to a share or be counted in a quorum on which a call is due and payable and has not been paid.

11.19 Validity of vote in certain circumstances

Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a person votes as a proxy, attorney or Representative, a vote cast by that person is valid even if, before the person votes:

(a)   the appointing Member dies;

(b)   the Member is mentally incapacitated;

(c)   the Member revokes the appointment or authority;

(d)   the Member revokes the authority under which the appointment was made by a third party; or

(e)   the Member transfers the share in respect of which the appointment or authority was given.

11.20 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a)   may not be raised except at that meeting or adjourned meeting; and

(b)   must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

12   THE DIRECTORS

12.1 Number of Directors

Unless otherwise determined by the Company in general meeting, the number of Directors is to be not less than three nor more than:

(a)   eight; or

(b)   any lesser number than eight determined by the Directors (but the number must not be less than the number of Directors in office at the time the determination takes effect).

The Directors in office at the time of adoption of this Constitution continue in office subject to this Constitution.

12.2   Change of number of Directors

The Company in general meeting may by resolution increase or reduce the minimum or maximum number of Directors.

12.3   Retirement and election of Directors

(a)   A Director must not hold office without re-election:

(i)   past the third annual general meeting following the Director's appointment or last election; or

(ii)   for more than three years,

whichever is the longer.

(b)   There must be an election of Directors at each annual general meeting of the Company. This can be satisfied by one or more of the following so long as the maximum number of Directors under article 12.1 is not exceeded:

(i)   a person standing for election as a new Director having nominated in accordance with article 12.6;

(ii)   any Director who was appointed under article 12.7 standing for election as a Director;

(iii)   any Director who is retiring at the end of the annual general meeting due to the tenure limitation in article 12.3(a), standing for re-election; or

(iv)   if no person or Director is standing for election or re-election in accordance with paragraphs (i), (ii) or (iii), then the Director who has been a Director the longest without re-election must retire and stand for re-election. If two or more Directors have been a Director the longest and an equal time without re-election, then in default of agreement, the Director to retire will be determined by ballot.

(c)   This article does not apply to one Managing Director who is exempt from retirement and re-election in accordance with article 14.3.

12.4   Office held until conclusion of meeting

A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election.

12.5   Director elected at general meeting

The Company may, at a general meeting at which a Director retires or otherwise vacates office, by resolution fill the vacated office by electing a person to that office.

12.6   Eligibility for election as Director

Except for:

(a)   a person who is eligible for election or re-election under article 12.3, 12.7; or

(b)   a person recommended for election by the Directors,

a person is not eligible for election as a Director at a general meeting of the Company unless a consent to nomination signed by the person has been lodged at the Registered Office at least:

(c)   in the case of a meeting that members have requested the Directors to call, 30 business days before the general meeting; and

(d)   in any other case, 35 business days before the general meeting,

but, in each case, no more than 90 business days before the meeting.

12.7   Casual vacancy or additional Director

(a)   The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed the maximum number in accordance with article 12.1.

(b)   A Director appointed under article 12.7(a) holds office until the conclusion of the next annual general meeting of the Company but is eligible for election at that meeting. This provision does not apply to one Managing Director nominated by the Directors under article 14.3.

12.8   Remuneration of Directors

(a)   The Directors are to be remunerated for their services as Directors as follows:

(i)   the amount of the remuneration of the Directors is:

(A)   a yearly sum not exceeding $insert; or

(B)   any other sum determined by the Company in general meeting from time to time.

(ii)   the notice convening the meeting must include any proposal to increase the Directors' remuneration and specify both the amount of any increase and the new yearly sum proposed for determination;

(iii)   the amount of the remuneration of the Directors is to be divided among them in the proportion and manner they agree or, in default of agreement, among them equally;

(iv)   the remuneration is to be provided wholly in cash unless the Directors, with the agreement of the Director concerned, determine that part is to be satisfied in the form of non-cash benefits, including the issue or purchase of shares in the Company or the grant of options or rights to subscribe for such shares. The sum determined by the Company in general meeting under article 12.8(a)(i) does not include remuneration in the form of share, option or other equity plans approved separately by the Company in general meeting;

(v)   in making a determination under paragraph (iv), the Directors may fix the value of any non-cash benefit; and

(vi)   the Directors' remuneration accrues from day to day, except for any non-cash benefit which is taken to accrue at the time the benefit is provided, subject to the terms on which the benefit is provided.

(b)   This article does not apply to the remuneration of the Managing Director or any other Executive Director appointed under article 14.1.

12.9   Superannuation contributions

The Company may make contributions to a fund for the purpose of making provision for or obtaining superannuation benefits for a Director. Any such contribution is in addition to, and not regarded as part of, the remuneration approved by Members under this Constitution.

12.10   Additional or special duties

If a Director at the request of the Directors performs additional or special duties for the Company, the Company may remunerate that Director as determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's remuneration under article 12.8.

12.11   Retirement benefit

Subject to the Listing Rules and Corporations Act, the Company may pay a former Director, or the personal representative of a Director who dies in office, a retirement benefit in recognition of past services of an amount determined by the Directors. The Company may also enter into a contract with a Director providing for payment of a retirement benefit. A retirement benefit paid under this article is not remuneration to which article 12.8 applies.

12.12   Expenses

A Director is entitled to be reimbursed out of the funds of the Company such reasonable travelling, accommodation and other expenses as the Director may incur when travelling to or from meetings of the Directors or a Committee or when otherwise engaged on the business of the Company.

12.13   Director's interests

(a)   Subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, a Director may:

(i)   hold any office or place of profit in the Company, except that of auditor;

(ii)   hold any office or place of profit in any other company, body corporate, trust or entity promoted by the Company or in which it has an interest of any kind;

(iii)   enter into any contract or arrangement with the Company;

(iv)   participate in any association, institution, fund, trust or scheme for past or present employees of the Company or Directors or persons dependent on or connected with them;

(v)   act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as auditor;

(vi)   participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and may be present at any meeting where any matter is being considered by the Directors;

(vii)   sign or participate in the execution of a document by or on behalf of the Company;

(viii) do any of the above despite the fiduciary relationship of the Director's office:

(A)   without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

(B)   without affecting the validity of any contract or arrangement; and

(ix)   exercise the voting power conferred by securities in any entity held by the Company, as they determine including in circumstances where a Director may be interested in the exercise, such as a resolution appointing a Director as an officer of the entity or providing for the payment of remuneration to officers of the entity.

(b)   A reference to the Company in this article 12.13 is also a reference to each related body corporate of the Company.

12.14 Vacation of office of Director

In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a)   becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b)   resigns from the office by notice in writing to the Company; or

(c)   is not present personally or by Alternate Director at meetings of the Directors for a continuous period of three months without leave of absence from the Directors provided that written notice has been provided to that Director requiring his attendance at the next Directors meeting after that period and the Director fails to attend at that meeting either personally or by Alternate Director; or

(d)   is removed from office by resolution under section 203D of the Corporations Act, but without depriving the Director of any compensation or damages payable to the Director in respect of the termination of the Director's appointment as a Director or of an appointment terminating with that appointment.

13   POWERS AND DUTIES OF DIRECTORS

13.1   Directors to manage Company

The business of the Company is to be managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

13.2   Specific powers of Directors

Without limiting the generality of article 13.1, the Directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

13.3   Appointment of attorney

The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes and with the powers, authorities and discretions vested in or exercisable by the Directors for such period and subject to such conditions as they think fit.

13.4   Provisions in power of attorney

A power of attorney granted under article 13.3 may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate (including by way of appointment of a substitute attorney) all or any of the powers, authorities and discretions vested in the attorney.

13.5   Signing of cheques

The Directors may determine the manner in which and persons by whom cheques, promissory notes, bankers' drafts, bills of exchange and other negotiable instruments, and receipts for money paid to the Company, may be signed, drawn, accepted, endorsed or otherwise executed.

13.6   Delegation of Directors' powers

(a)   The Directors may delegate any of their powers, to the extent permitted by law, to any persons they select for any period, to be exercised for any objects and purposes on any terms and subject to any conditions and restrictions as they think fit, and may revoke, withdraw, alter or vary the delegation of any of those powers.

(b)   The powers of delegation expressly or impliedly conferred by this Constitution on the Directors are conferred in substitution for, and to the exclusion of, the power conferred by section 198D of the Corporations Act.

14   MANAGING DIRECTORS AND EXECUTIVE OFFICERS

14.1   Appointment of Managing and Executive Directors

The Directors may at any time appoint one or more of their body to be Managing Director (or Managing Directors) or to some other executive office of the Company for the period, at the remuneration and on the conditions the Directors decide.

14.2   Ceasing to be a Managing or Executive Director

(a)   Subject to article 14.3, a Managing Director or Executive Director appointed under article 14.1 is subject to re-election as Director in accordance with article 12.3.

(b)   Unless the Directors decide otherwise, a Managing Director's or other Executive Director's employment terminates if the Managing Director or other Executive Director ceases to be a Director.

(c)   Unless the Directors decide differently, the office of a Director who is employed by the Company or by a subsidiary of the Company automatically becomes vacant if the Director ceases to be so employed.

14.3 One Managing Director exempt

The Managing Director or if a Managing Director is not appointed then an Executive Director, nominated by the Directors, is, while holding that office, exempt from retirement by rotation under article 12.3.

14.4 Remuneration of Managing and Executive Directors

The remuneration of a Managing Director or an Executive Director may be fixed by the Directors and may be by way of salary or commission or participation in profits or by all or any of those modes, but may not be by a commission on or percentage of operating revenue.

14.5 Powers of Managing and Executive Directors

The Directors may:
(a)   confer on a Managing Director or an Executive Director such of the powers exercisable by them, on such terms and conditions and with such restrictions, as they think fit; and

(b)   withdraw or vary any of the powers conferred on a Managing Director or an Executive Director.

15   PROCEEDINGS OF DIRECTORS

15.1   Directors' meetings

The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

15.2   Director may convene a meeting

A Director may at any time, and the Secretary must on the written request of a Director, convene a meeting of the Directors. Unless agreed to by a majority of Directors entitled to attend at a meeting of Directors, not less than 48 hours' notice of a meeting of Directors must be given to each Director either by personal telephone contact or in writing (whether electronic or otherwise) by the convenor of the meeting. An accidental omission to send a notice of a meeting to Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings, or any resolution passed at the meeting.

15.3   Quorum for Directors' meeting

A quorum for a meeting of the Directors is 2 Directors and the quorum must be present at all times during the meeting. For this purpose a temporary absence of a Director, through either disconnection of technology or leaving the room, is disregarded.

15.4   Use of technology for Directors' meetings

A Directors' meeting may be called or held using any technology consented to by all the Directors. The consent may be a standing one. A Director may only withdraw their consent within a reasonable period of time before the meeting (being not less than 7 days before the meeting).

15.5   Questions decided by majority

A question arising at a meeting of Directors is to be decided by a majority of votes of Directors present and entitled to vote and that decision is for all purposes a decision of the Directors.

15.6   Alternate Director and voting

A person who is present at a meeting of Directors as an Alternate Director has one vote for each absent Director who would be entitled to vote if present at the meeting and for whom that person is an Alternate Director and, if that person is also a Director, has one vote as a Director in that capacity.

15.7   Chairman of Directors

The Directors may elect one of their number as chairman of their meetings and may also determine the period for which the person elected as chairman is to hold office.

15.8   Absence of chairman at Directors' meeting

If a Directors' meeting is held and:
(a)   a chairman has not been elected under article 15.7; or

(b)   the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the Directors present must elect one of their number to be a chairman of the meeting.

15.9   Chairman's casting vote at Directors' meetings

If there are an equal number of votes for and against a question, the chairman of the Director's meeting has a casting vote, unless only two Directors are present and entitled to vote on the question.

15.10   Appointment of Alternate Director

Subject to the Corporations Act, a Director may appoint a person approved by a majority of the other Directors to be an Alternate Director in the Director's place during such period as the Director thinks fit, however, a Director may only appoint one alternate Director at a time.

15.11   Alternate Director and meetings

An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor does not attend the meeting (or part of it), the Alternate Director is entitled to participate and vote in the appointor's place.

15.12   Alternate Director's powers

An Alternate Director may exercise all the powers of the appointor except the power to appoint an Alternate Director and, subject to the Corporations Act, may perform all the duties of the appointor except to the extent that the appointor has exercised or performed them.

15.13   Alternate Director responsible for own acts and defaults

While acting as a Director, an Alternate Director:
(a)   is an officer of the Company and not the agent of the appointor; and

(b)   is responsible to the exclusion of the appointor for the Alternate Director's own acts and defaults.

15.14 Alternate Director and remuneration

An Alternate Director is not entitled to receive from the Company any remuneration or benefit under article 12.9 or 12.11.

15.15 Termination of appointment of Alternate Director

The appointment of an Alternate Director may be terminated at any time by the appointor even if the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor ceases to be a Director for any reason.

15.16 Appointment or termination in writing

Subject to article 15.10, an appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and delivered to the Company.

15.17 Alternate Director and number of Directors

An Alternate Director is not to be taken into account separately from the appointor in determining the number of Directors.

15.18 Continuing Directors may act

The continuing Directors may act despite a vacancy in their number. If their number is reduced below the minimum fixed by article 12.1, the continuing Directors may, except in an emergency, act only for the purpose of filling vacancies to the extent necessary to bring their number up to that minimum or to convene a general meeting.

15.19 Delegation of powers to Committees

The Directors may (and if required to do so by the Listing Rules, must) by Resolution or by power of attorney, delegate any of their powers to Committees consisting of such Directors or Members or persons as the Directors think fit to act either in Australia or elsewhere. Any Committee so formed or person or persons so appointed must, in the exercise of the power so delegated, conform to any regulations that may from time to time be imposed by the Directors. Any such delegation must be recorded in the minute book of meetings of Directors.

15.20 Chairman of Committee

The members of a Committee may elect one of their number as chairman of their meetings. If a meeting of a Committee is held and:
(a)   a chairman has not been elected; or

(b)   the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chairman of the meeting.

15.21 Meetings of Committee

The meetings and proceedings of any Committee are governed by the provisions of this Constitution regulating the meetings and proceedings of the Directors so far as they are applicable.

15.22 Determination of questions

(a) Questions arising at a meeting of a Committee are to be determined by a majority of votes of the members of the Committee present and voting.

(b) If there are an equal number of votes for and against a question, the chairman of the meeting has a casting vote, unless only two members of the Committee are present and entitled to vote on the question.

15.23 Validity of acts of Directors

All acts done at a meeting of the Directors or of a Committee, or by a person acting as a Director are, even if it is afterwards discovered that:

(a) there was a defect in the appointment or continuance in office of a person as a Director or of the person so acting; or

(b) a person acting as a Director was disqualified or was not entitled to vote,

as valid as if the relevant person had been duly appointed or had duly continued in office and was qualified and entitled to vote.

16 CIRCULATING RESOLUTION OF DIRECTORS

16.1 Written resolution signed by a majority of eligible Directors

If all Directors for the time being (or their respective Alternate Director), excluding those Directors who would not be entitled to vote on the resolution, have signed a document containing a statement that they are in favour of a resolution of the Directors in terms set out in the document, a resolution in those terms is treated as having been passed at a meeting of the Directors held on the day on which the document was signed or, if the Directors sign the documents on different days, on the day on which the document was last signed by a Director unless the document, by its terms, is said to take effect from an earlier date.

16.2 Signing of circulating resolution

(a) Each Director, other than one not entitled to vote on the resolution, may sign the document.

(b) If an individual who is not entitled to vote on the resolution signs the document, it does not invalidate the resolution if it is otherwise valid.

(c) If there is only one eligible Director, he or she may sign the document and it then takes effect under article 16.1.

(d) An electronic transmission purporting to be signed by a Director or Alternate Director is treated as being in writing signed by such individual.

(e) Two or more separate documents containing statements in identical terms each of which is signed by one or more Directors are together treated as constituting one document containing a statement in those terms signed by those Directors on the respective days on which they signed the separate documents.

16.3 Deemed minute

The document or documents referred to in articles 16.1 and 16.2 are treated as constituting a minute of that meeting and must be entered in books kept for that purpose.

17 SECRETARY

17.1 Appointment of Secretary

The Company must have at least one Secretary who is to be appointed by the Directors.

17.2 Suspension and removal of Secretary

The Directors may suspend or remove a Secretary from that office.

17.3 Powers, duties and authorities of Secretary

A Secretary holds office on the terms and conditions (including as to remuneration) and with the powers, duties and authorities, as determined by the Directors. The exercise of those powers and authorities and the performance of those duties by a Secretary is subject at all times to the control of the Directors.

18 MINUTES

18.1 Minutes to be entered into books

The Directors must cause minutes to be duly entered in books provided for the purpose of recording:

(a)   all appointments of Directors and Secretaries;

(b)   the names of the Directors present at each meeting of the Directors and committees;

(c)   all orders, resolutions, Special Resolutions and proceedings of meetings of the Company and the Directors and of meetings of committees; and

(d)   such matters as are required by the Corporations Act to be contained in such books.

18.2 Minutes to be signed by chairman

Any minutes purporting to be signed by any person purporting to be the chairman of a meeting or to be the chairman of the next succeeding meeting may be received in evidence without any further proof, as sufficient evidence:

(a)   that the matters and things recorded by or appearing in such minutes actually took place or happened as recorded or appearing; and

(b)   of the regularity of such matters and things in all respects and that the same took place at a meeting duly convened and held.

19 SEALS

19.1 Safe custody of common seals

The Directors must provide for the safe custody of any seal of the Company.

19.2   Use of common seal

If the Company has a common seal or duplicate common seal:

(a)   it may be used only by the authority of the Directors, or of a Committee authorised by the Directors to authorise its use; and

(b)   every document to which it is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

20   INSPECTION OF RECORDS

20.1   Inspection by Members

Subject to the Corporations Act, the Directors may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members (other than Directors).

20.2   Right of a Member to inspect

A Member (other than a Director) does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

21   DIVIDENDS AND RESERVES

21.1   Payment of dividend

Subject to the Corporations Act, the Listing Rules, this Constitution and the rights of any person entitled to shares with special rights to dividend, the Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by the Company to, or at the direction of, each Member entitled to that dividend.

21.2   No interest on dividends

Interest is not payable by the Company on a dividend.

21.3   Reserves and profits carried forward

(a)   Subject to the Corporations Act, the Directors may:

(i)   before paying any dividend, set aside such sums as they think proper as a reserve, to be applied, at the discretion of the Directors, for any purpose for which such sums may be properly applied; and

(ii)   carry forward so much of the profits that are not included in the sums set aside under article 21.3(a)(i) without transferring those profits to a reserve.

(b)   Pending application, any sum set aside as a reserve may, at the discretion of the Directors, be used in the business of the Company or be invested as the Directors think fit.

21.4 Calculation and apportionment of dividends

(a) Subject to the rights of any persons entitled to shares with special rights as to dividend and to the terms of issue of any shares to the contrary, all sums that the Company determines are to be distributed among Members as dividends are divisible among the Members so that, on each occasion on which a dividend is paid:

(i) the same sum is paid on each share on which all amounts payable have been paid; and

(ii) the sum paid on a share on which all amounts payable have not been paid is the proportion of the sum referred to in paragraph (a) that the amount paid on the shares bears to the total of the amounts paid and payable on the share.

(b) To determine the amount paid on a share, exclude any amount:

(i) paid or credited as paid in advance of a call; and

(ii) credited as paid on a share to the extent that it exceeds the value (ascertained at the time of issue of the share) of the consideration received for the issue of the share.

(c) All dividends are to be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

21.5 Deductions from dividends

The Directors may deduct from any dividend payable to, or at the direction of, a Member any sums presently payable by that Member to the Company on account of calls or otherwise in relation to shares in the Company.

21.6 Distribution of specific assets

(a) When resolving to pay a dividend, the Directors may:

(i) resolve that the dividend be satisfied either wholly or partly by the distribution of specific assets to some or all of the persons entitled to the dividend, including fully paid shares in or debentures of the Company or fully paid shares in or debentures of any other body corporate; and

(ii) direct that the dividend payable in respect of any particular shares be satisfied wholly or partly by such a distribution and that the dividend payable in respect of other shares be paid in cash.

(b) Where a dividend is to be paid wholly or partly by the distribution of shares or other securities of another body corporate:

(i) the members are deemed to have agreed to become members of that body corporate and to be bound by the constitution of that body corporate; and

        (ii)   each member appoints each Director as its agent to execute any transfer of shares or other securities, or any other document required to give effect to the distribution of shares or other securities to that member.

21.7 Resolution of distribution difficulties

(a) If a difficulty arises in regard to a distribution under article 21.6, the Directors may:

        (i)   settle the matter as they consider expedient;

        (ii)   fix the value for distribution of the specific assets or any part of those assets;

        (iii)   determine that cash payments will be made to, or at the direction of, any Members on the basis of the value so fixed in order to adjust the rights of all parties; and

        (iv)   vest any such specific assets in trustees as the Directors consider expedient.

(b) If a distribution of specific assets to, or at the direction of, a particular Member or Members is illegal or, in the Directors' opinion, impracticable the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

21.8 Payments in respect of shares

A dividend, interest or other money payable in cash in respect of shares may be paid using any payment method chosen by the Company, including:

(a) by cheque sent through the post directed to the address in the Register of the holder or, in the case of joint holders, to the address of the joint holder first named in the Register;

(b) by cheque sent through the post directed to such other address as the holder or joint holder in writing directs; or

(c) by some other method of direct credit determined by the Directors to the holder or holders shown on the Register or to such person or place directed by them.

21.9 Effectual receipt from one joint holder

Any one of two or more joint holders may give an effectual receipt for any dividend, interest or other money payable in respect of the shares held by them as joint holders.

21.10 Election to reinvest dividend

Subject to the Listing Rules, the Directors may grant to Members or any class of Members the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Directors think fit.

21.11 Election to accept shares instead of dividends

Subject to the Listing Rules, the Directors may determine in respect of any dividend which it is proposed to pay on any shares of the Company that holders of the shares may elect:

(a)   to forego the right to share in the proposed dividend or part of such proposed dividend; and

(b)   to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit.

21.12 Unclaimed dividends

Unclaimed dividends may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

22   CAPITALISATION OF PROFITS

22.1   Capitalisation of reserves and profits

The Directors:

(a)   may resolve to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

(b)   may, but need not, resolve to apply the sum in any of the ways mentioned in article 22.2, for the benefit of Members in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend.

22.2   Applying a sum for the benefit of Members

The ways in which a sum may be applied for the benefit of Members under article 22.1 are:

(a)   in paying up any amounts unpaid on shares held by Members;

(b)   in paying up in full unissued shares or debentures to be issued to Members as fully paid; or

(c)   partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

22.3   Implementing the resolution

The Directors may do all things necessary to give effect to the resolution under article 22.1 and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a)   make cash payments in cases where shares or debentures become issuable in fractions;

(b)   authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for:

(i)   the issue to them, credited as fully paid up, of any further shares or debentures; or

                (ii)   the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement so made is effective and binding on all the Members concerned;

(c)   fix the value of specified assets; or

(d)   vest property in trustees.

23   SERVICE OF DOCUMENTS

23.1   Document includes notice

In article 23, a reference to a document includes a notice and a notification by electronic means.

23.2   Methods of service

The Company may give a document to a Member:

(a)   personally;

(b)   by delivering it or sending it by post to the address for the Member in the Register or an alternative address nominated by the Member;

(c)   by sending it to a fax number or electronic address or by other electronic means nominated by the Member; or

(d)   subject to the requirements of the relevant law or the Listing Rules, by making it available on the Company's website.

23.3   Post

A document sent by post:

(a)   if sent to an address in Australia, may be sent by ordinary post; and

(b)   if sent to an address outside Australia, must be sent by airmail,

and, in either case, is taken to have been given and received on the day after the day of its posting.

23.4   Fax or other electronic means

A document sent or given by fax or other electronic means:

(a)   is taken to be effected by properly addressing and transmitting the fax or other electronic transmission; and

(b)   is taken to have been given and received on the day of its transmission except if transmitted after 5.00pm in which case is taken to be served on the next Business Day.

23.5   Evidence of service

A certificate in writing signed by a Director or a Secretary stating that a document was sent, delivered or given to a Member personally, by post, fax or other electronic means on a particular date is prima facie evidence that the document was sent, delivered or given on that date and by that means.

23.6 Joint holders

A document may be given by the Company to the joint holders of a share by giving it to the joint holder first named in the Register in respect of the share.

23.7 Persons entitled to shares

A person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every document given in accordance with this article 23 to the person from whom that person derives title prior to registration of that person's title in the Register.

24 WINDING UP

24.1 Distribution of assets

If the Company is wound up, the liquidator may, with the sanction of a Special Resolution of the Company, divide among the Members in specie or in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

24.2 Powers of liquidator to vest property

The liquidator may, with the sanction of a Special Resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability.

24.3 Shares issued on special terms

Articles 24.1 and 24.2 do not prejudice or affect the rights of a Member holding shares issued on special terms and conditions.

25 INDEMNITY AND INSURANCE

25.1 Indemnity

To the maximum extent permitted by law, the Company must indemnify any current or former Director or Secretary or officer or senior manager of the Company or a subsidiary of the Company out of the property of the Company against:

(a) any liability incurred by the person in that capacity (except a liability for legal costs);

(b) legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity; and

(c) legal costs incurred in good faith in obtaining legal advice on issues relevant to the performance of their functions and discharge of their duties as an officer of the Company or a subsidiary, if that expenditure has been approved in accordance with the Company's policy,

except to the extent that:

(d)   the Company is forbidden by law to indemnify the person against the liability or legal costs; or

(e)   an indemnity by the Company of the person against the liability or legal costs, if given, would be made void by law.

25.2   Insurance

The Company may pay or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who is or has been a Director or Secretary or officer or senior manager of the Company or of a subsidiary of the Company against liability incurred by the person in that capacity, including a liability for legal costs, unless:

(a)   the Company is forbidden by law to pay or agree to pay the premium; or

(b)   the contract would, if the Company paid the premium, be made void by law.

25.3   Contract

The Company may enter into an agreement with a person referred to in articles 25.1 and 25.2 with respect to the matters covered by those articles. An agreement entered into pursuant to this article may include provisions relating to rights of access to the books of the Company conferred by the Corporations Act or otherwise by law.

26   RESTRICTED SECURITIES

26.1   Disposal during Escrow Period

(a)   Restricted Securities cannot be disposed of during the Escrow Period except as permitted by the Listing Rules or ASX.

(b)   The Company must not acknowledge a disposal (including by registering a transfer) of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or ASX.

26.2   Breach of Restriction Agreement or Listing Rules

During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

27   UNMARKETABLE PARCELS

27.1   Definitions

In this article 27:
Share means shares in the Company; and
Sale Share means a Share which is sold or disposed of in accordance with the article 27.

27.2   Power to sell existing unmarketable parcels

(a)   Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i) the total number of Shares of a particular class held by that Member is less than a marketable parcel;

(ii) the Company gives that Member notice in writing stating that the Shares are liable to be sold or disposed of by the Company;

(iii) that Member does not give notice in writing to the Company, by the date specified in the notice of the Company (being not less than 42 days after the date of the Company giving that notice), stating that all or some of those Shares are not to be sold or disposed of.

(b) The Company may only exercise the powers under article 27.2(a), in respect of one or more Members, once in any 12 month period.

(c) The power of the Company under article 27.2(a) lapses following the announcement of a takeover bid. However, the procedure may be started again after the close of the offers made under the takeover bid.

27.3 Power to sell new unmarketable parcels

(a) Subject to the Corporations Act and Listing Rules, the Company may sell the Shares of a Member if the Shares of a particular class held by that Member are in a new holding created by a transfer on or after 1 September 1999 of a number of Shares of that class that was less than a marketable parcel at the time the transfer was lodged.

(b) The Company may give a Member referred to in article 27.3(a) notice in writing stating that the Company intends to sell or dispose of the Shares.

27.4 Extinguishment of interests and claims

The exercise by the Company of its powers under articles 27.2 or 27.3 extinguishes, subject to this article 27:
(a) all interests in the Sale Shares of the former Member; and

(b) all claims against the Company in respect of the Sale Shares by that Member, including all dividends determined to be paid in respect of those Shares and not actually paid.

27.5 Manner of sale

Subject to the Corporations Act and Listing Rules, the Company may sell or dispose of any Shares under articles 27.2 or 27.3 at any time:
(i) using a financial services licensee on the basis that person obtains the highest possible price for the sale of the Shares; or

(ii) in any other manner and on any terms as the Directors resolve.

(b) The Company may:

(i) exercise any powers permitted under the Corporations Act and Listing Rules to enable the sale or disposal of Shares under this article 27;

(ii) receive the purchase money or consideration for Sale Shares;

(iii)   appoint a person to sign a transfer of Sale Shares; and

(iv)   enter in the Register the name of the person to whom Sale Shares are sold or disposed.

(c)   The person to whom a Sale Share is sold or disposed need not enquire whether the Company:

(i)   properly exercised its powers under this article 27 in respect of that Share; or

(ii)   properly applied the proceeds of sale or disposal of those Shares, and the title of that person is not affected by those matters.

(d)   The remedy of any person aggrieved by a sale or disposal of Sale Shares is in damages only and against the Company exclusively.

(e)   A certificate in writing from the Company signed by a Director or Secretary that a Share was sold or disposed of in accordance with this article 27 is sufficient evidence of those matters.

27.6   Application of proceeds

(a)   If the Company exercises the powers under article 27.2, either the Company or the person to whom a Sale Share is sold or disposed of must pay the expenses of the sale or disposal.

(b)   The Company must apply the proceeds of any sale or disposal of any Sale Shares in the following order:

(i)   in the case of an exercise of the powers under article 27.3, the expenses of the sale or disposal;

(ii)   the amounts due and unpaid in respect of those Shares; and

(iii)   the balance (if any) to the former Member or the former Member's personal representative, on the Company receiving the certificate (if any) for those Shares or other evidence satisfactory to the Company regarding the ownership of those Shares.

27.7   Voting and dividend rights pending sale

(a)   If the Company is entitled to exercise the powers under article 27.3, the Company may by resolution of the Directors remove or change either or both:

(i)   the right to vote; and

(ii)   the right to receive dividends,

of the relevant Member in respect of some or all of the Shares liable to be sold or disposed of.

(b)   After the sale of the relevant Sale Shares, the Company must pay to the person entitled any Dividends that have been withheld under article 27.7(a).

SCHEDULE 1 – TERMS OF PREFERENCE SHARES

The Company may issue preference shares under article 2.2 on the following terms.

1   DIVIDEND RIGHTS AND PRIORITY OF PAYMENT

(a)   Each preference share confers on the holder a right to receive a dividend (**Dividend**) at the rate or in the amount and on the conditions decided by the Directors under the terms of issue unless, and to the extent that, the Directors decide under the terms of issue that there is no right to receive a Dividend.

(b)   Without limiting the conditions which, under the terms of issue, the Directors may impose upon any right to receive a Dividend, the Directors may under the terms of issue, impose conditions upon the right to receive a Dividend which may be changed or reset at certain times or upon certain events and in the manner and to the extent the Directors decide under the terms of issue.

(c)   Any Dividend:

(i)   is non-cumulative unless, and to the extent that, the Directors decide otherwise under the terms of issue; and

(ii)   will rank for payment:

(A)   in priority to ordinary shares unless, and to the extent that, the Directors decide otherwise under the terms of issue;

(B)   in priority to shares in any other class of shares or class of preference shares expressed under the terms of issue to rank behind for the payment of dividends;

(C)   equally with shares in any other class of shares or class of preference shares expressed under the terms of issue to rank equally for the payment of dividends; and

(D)   behind shares in any other class of shares or class of preference shares expressed under the terms of issue to rank in priority for the payment of dividends.

(d)   If, and to the extent that, the Directors decide under the terms of issue, each preference share may, in addition to any right to receive a Dividend, participate equally with the ordinary shares in sums available for distribution as dividends.

(e)   Each preference share confers on its holder:

(i)   if, and to the extent that the Dividend is cumulative, the right in a winding up or on redemption to payment of the amount of any Dividend accrued but unpaid on the share at the commencement of the winding up or the date of redemption, whether earned or determined or not;

(ii)   if, and to the extent that the Dividend is non-cumulative, and if, and to the extent that, the Directors decide under the terms of issue, the right in a winding up or on redemption to payment of the amount of any Dividend accrued but unpaid for the period commencing on the dividend payment date which has then most recently occurred and ending on the commencement of the winding up or the date of redemption, whether earned or determined or not,

with the same priority in relation to each other class of shares as the priority that applies in relation to the payment of the Dividend.

2   ENTITLEMENT TO PAYMENT OF CAPITAL SUM

(a)   Each preference share confers on its holder the right in a winding up or on a redemption to payment of:

(i)   any amount paid on the share, or any amount fixed by the Directors under the terms of issue or capable of determination pursuant to a mechanism adopted by the Directors under the terms of issue; and

(ii)   a further amount out of the surplus assets or profits of the Company or sums available for distribution as dividend on the conditions decided by the Directors under the terms of issue unless, and to the extent that, the Directors decide under the terms of issue that there is no right to any payment of a further amount out of the surplus assets or profits of the Company or sums available for distribution as dividend,

in priority to ordinary shares and, unless the Directors decide otherwise under the terms of issue, in priority to shares in any other class of shares or class of preference shares expressed to rank behind on a winding up, equally with shares in any other class of shares or class of preference shares expressed to rank equally on a winding up, and behind shares in any other class of shares or class of preference shares expressed to rank in priority on a winding up.

(b)   Unless otherwise decided by the Directors under the terms of issue, a preference share does not confer on its holder any right to participate in the profits or property of the Company except as set out in this schedule 1.

3   BONUS ISSUES AND CAPITALISATION OF PROFITS

If, and to the extent that the Directors decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only.

4   VOTING RIGHTS

(a)   A preference share does not entitle its holder to vote at any general meeting of the Company except on the questions, proposals or resolutions or during periods of time or in circumstances identified by the Directors in the terms of issue, which, unless the Directors decide otherwise under the terms of issue, are as follows:

(i)   a proposal:

(A)   to reduce the share capital of the Company;

(B)   that affects rights attached to the share;

(C)   to wind up the Company; or

(D)   for the disposal of the whole of the property, business and undertaking of the Company;

(ii)   a resolution to approve the terms of a buy-back agreement;

(iii)   during a period in which a Dividend or part of a Dividend on the share is in arrears;

(iv)   during the winding up of the Company.

(b)   Each holder of a preference share who has a right to vote on a resolution is entitled to the number of votes specified in article 11.16 of the Constitution.

5   MEETING

Each preference share confers on its holder the same rights as those conferred by the Constitution upon the holders of ordinary shares in relation to receiving notices (including notices of general meetings), reports, balance sheets and audited accounts and of attending and being heard at all general meetings of the Company.

6   FOREIGN CURRENCY

Where any amount is payable by the Company to the holder of a preference share in a currency other than Australian dollars, and the amount is not paid when due or the Company has commenced winding up, the holder may give notice to the Company requiring payment of an amount in Australian dollars equal to the foreign currency amount calculated by applying the reference rate on the date of payment for the sale of the currency in which the payment is to be made for Australian dollars. Reference rate means the rate applicable in the market and at the time determined by the Directors before allotment of those preference shares and specified in the terms of issue for those preference shares.

7   CONVERSION TO ORDINARY SHARES

Subject to the Corporations Act, any other applicable laws and the terms of issue of a preference share as determined by the Directors:

(a)   a preference share which may be converted into an ordinary share in accordance with its terms of issue, at the time of conversion and without any further act:

(i)   has the same rights as a fully paid ordinary share; and

(ii)   ranks equally with other fully paid ordinary shares on issue, however, the terms of issue of the preference share may provide otherwise including for the issue of additional ordinary shares on conversion as determined by the Directors; and

(b)   the conversion does not constitute a cancellation, redemption or termination of the preference share or the issue, allotment or creation of new shares, but has the effect of varying the status of, and the rights attaching to, the preference share so that it becomes an ordinary share.

8   AMENDMENT TO THE TERMS

Subject to complying with all applicable laws, the Company may, without the consent of preference shareholders, amend or add to the terms of the preference shares if, in the opinion of the Company, the amendment or addition is:

(a)   of a formal, minor or technical nature;

(b)   to correct a manifest error;

(c)   made to comply with any applicable law, Listing Rule or requirement of ASX;

(d)   convenient for the purpose of obtaining or maintaining the listing of the Company or quotation of the preference shares; or

(e)   is not likely to be or become materially prejudicial to the preference shareholders.

9   VARIATION OF RIGHTS

Subject to item 8 of this Schedule 1 and the terms of issue of a preference share as determined by the Directors, the rights attaching to a preference share may only be varied or cancelled by a Special Resolution of the Company and:

(a)   by a Special Resolution passed at a meeting of preference shareholders entitled to vote and holding shares in that class; or

(b)   with the written consent of holders of at least 75% of the issued shares of that class.

10   FURTHER ISSUE OF SHARES

If the Company issues new preference shares that rank equally with existing preference shares, the issue will not be taken to vary the rights attached to the existing preference shares unless otherwise determined by the Directors in the terms of issue of the existing shares.

PROXY FORM

The Company Secretary
Samson Oil & Gas Limited
Level 16, AMP Building
140 St Georges Terrace
PERTH WA 6000

I/We ………..
(Full Name – Block Letters)
of
……
being a member of Samson Oil & Gas Limited hereby appoint

……………………………………………………………………………………. to exercise ………………………% of my/our voting rights
(Name of 1st Proxy)

………………………………………………………………………………………. to exercise ………………………% of my/our voting
rights
(2nd Proxy – Optional)
or in his/her absence, or if no person is named, the Chairman of the meeting as my/our proxy/proxies to act generally and vote on my/our behalf at the AGM of the Company to be held at 11.00am on Thursday, 30 November 2017 and at any adjournment thereof in accordance with this proxy form.

The Chairman of the meeting will act as your proxy if you do not appoint someone. It is the Chairman's intention to exercise all undirected proxies in favour of all of the resolutions.

If the Chairman is appointed as your proxy (either expressly or by default) and you do **not** wish to direct your proxy how to vote, please place a mark in this box ❏

By marking the box above you acknowledge that if you have appointed the Chairman as your proxy (either expressly or by default):
(1)   he may exercise the undirected proxy even if he has an interest in the outcome of Resolution 2 and votes cast by him other than as proxy would be disregarded because of that interest; and
(2)   he is expressly authorized to exercise the undirected proxy in respect of Resolution 2 in the manner described above even though Resolution 2 is connected with the remuneration of a member of the Key Management Personnel.

If you do not mark the box above, and you have not directed your proxy how to vote, then in respect of Resolution 2 the Chairman will not cast your votes and your votes will not be counted in calculating the required majority if a poll is called on that resolution.

	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.	To re-elect Dr. Peter Hill as a director	❏	❏	❏
2.	Advisory vote to approve the adoption of remuneration report	❏	❏	❏
3.	Approval of Additional 10% Placement Facility	❏	❏	❏
4.	Adoption of new Constitution	❏	❏	❏
5.	Approval of future issue of shares	❏	❏	❏
6.	Advisory vote to approve named executive officer compensation	❏	❏	❏

		EVERY YEAR	EVERY TWO YEARS	EVERY THREE YEARS	ABSTAIN
7.	Advisory vote the Frequency of Future Advisory Votes on "Named Executive Officer" Compensation	❏	❏	❏	❏

	~~RESOLUTIONS~~	~~FOR~~	~~AGAINST~~	~~ABSTAIN~~*		
~~1.~~	~~To re-elect Dr Peter Hill as a director~~	~~❏~~	~~❏~~	~~❏~~		
~~2.~~	~~Adoption of remuneration report~~	~~❏~~	~~❏~~	~~❏~~		

~~3. Approval of Additional 10% Placement Facility~~	☐	☐	☐	-
~~4. Ratify the issue of options~~	☐	☐	☐	-
~~5. Approval of future issue of options~~	☐	☐	☐	-
~~6. Adoption of new Constitution~~	☐	☐	☐	-
~~7. Advisory vote to approve named executive officer compensation~~	☐	☐	☐	-
	~~EVERY YEAR~~	~~EVERY TWO YEARS~~	~~EVERY THREE YEARS~~	~~ABSTAIN~~
~~8. Advisory vote the Frequency of Future Advisory Votes on "Named Executive Officer" Compensation~~	☐	☐	☐	☐

*** If you mark the "Abstain" box with an "X" for a particular resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority.**

Date:……………………………………………..2017.

……………………………………………………………….. ……………………………………………………………………….

Signature of Member | Signature of Joint Member

Or if a company:
THE COMMON SEAL OF …………………………………………)
was affixed in the presence of, and the sealing is attested by:)

……………………………………………………………….. ……………………………………………………………………….

Director/Secretary | Director

Or if a company with no common seal:
EXECUTED by authority of its directors

……………………………………………………………….. ………………………………………………………….

Director | Director / Company Secretary

INSTRUCTIONS FOR APPOINTMENT OF PROXY

(1)   A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies.

(2)   Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights. If that proportion is not specified, each proxy may exercise one-half of the member's voting rights.

(3)   A proxy need not be a member of the Company.

Forms to appoint proxies and the Power of Attorney (if any) under which it is signed or an office copy or notarially certified copy thereof must be deposited with the Company at the registered office, Level 16, AMP Building, 140 St Georges Terrace, Perth WA 6000 or faxed to the Company (Fax No: (08) 9220 9820 and for overseas shareholders: (618) 9220 9820), not less than 48 hours before the time for holding the meeting. A proxy presented by a company should be under the common seal of that company.